5/21

07024120

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Banco Venezolano De Credito, S.A.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 0 8 2007
THOMSON
FINANCIAL

FILE NO. 82- 04422 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dee

DAT : 6/6/07

082-04422

AR/S
12-31-06

Banco

VENEZOLANO DE CRÉDITO, S.A.
BANCO UNIVERSAL
AND ITS GRAND CAYMAN BRANCH

Financial statements
as of December 31 and June 30, 2006
together with Report of Independent Public
Accountants

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL

AND ITS GRAND CAYMAN BRANCH

FINANCIAL STATEMENTS

AS OF DECEMBER 31 AND JUNE 30, 2006

CONTENTS

(Translation into English of a report and financial statements originally issued in Spanish solely made for the convenience of readers)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of
Venezolano de Crédito, S.A. Banco Universal:

We have audited the accompanying balance sheets of Venezolano de Crédito, S.A. Banco Universal and its Grand Cayman branch, as of December 31 and June 30, 2006, and the related statements of income and allocation of net income, changes in the stockholders' equity and cash flows for the six-month periods then ended. These financial statements, their notes and exhibits are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Venezuela. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As explained in Note 2 to the financial statements, the Bank presents its financial statements in conformity with accounting standards provided by Superintendencia de Bancos y Otras Instituciones Financieras – SUDEBAN (the Superintendence of Banks and Other Financial Institutions of Venezuela, hereinafter referred to as "SUDEBAN") applicable to the Venezuelan financial system. These accounting standards differ in certain respects from accounting principles generally accepted in Venezuela.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Venezolano de Crédito, S.A. Banco Universal and its Grand Cayman branch as of December 31 and June 30, 2006, and the results of their operations and their cash flows for the six-month periods then ended in conformity with accounting standards provided by the SUDEBAN.

As explained in Notes 21 and 25, the Bank has been issued certain tax, civil and other claims and has received certain observations from the SUDEBAN. The Bank has taken the corresponding legal actions and has filed reconsideration appeals in each case before the competent entities; the outcome of which is unknown. Management considers that the arguments and grounds exposed will allow obtaining a favorable opinion from the regulator body, and accordingly, there will not be significant adjustments that might affect the accompanying financial statements. In the opinion of Management, based on the specific evaluation of each case and, in the opinion of its external legal advisors, the provisions created by the Bank as of December 31 and June 30, 2006, sufficiently cover the liabilities that might result from these issues.

Our audits were made for the purpose of forming an opinion on the basic financial statements stated in historical amounts of Venezolano de Crédito, S.A. Banco Universal and its Grand Cayman branch taken as a whole. The supplemental information, included in Exhibits I to V, referred to the financial statements adjusted for inflation, is presented upon request of the SUDEBAN for purposes of additional analysis. This supplemental information is based on the historical financial statements, adjusted to incorporate the effects of inflation on the basic financial information. We have reviewed the entries prepared to reflect such adjustments and, in our opinion, the entries have been properly applied to the historical financial statements.

ADRIANZA, GARCÍA & ASOCIADOS
MEMBERS OF THE INTERNATIONAL FIRM MAZARS

Wilson E. García D.
CPC N° 16114
Registered with the CNV under N° G- 875
and with the SUDEBAN under N° CP 435

Caracas, Venezuela
January 11, 2007 (except for Note 25, as to which the date is February 2, 2007)

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
BALANCE SHEETS AS OF DECEMBER 31 AND JUNE 30, 2006
(Stated in thousands of historical bolivars)

ASSETS	31-12-06	30-06-06
CASH AND DUE FROM BANKS:		
Cash	70.929.236	36.300.994
Banco Central de Venezuela (Note 3)	532.105.446	241.870.353
Due from domestic banks and other financial institutions	20.917	-
Due from foreign banks and correspondents	19.006.194	22.546.838
Due from main office and branches		-
Clearing house funds	59.525.559	75.607.110
(Allowance for cash and due from banks)	-	-
	681.587.352	376.325.295
INVESTMENT SECURITIES (Note 4):		
Placements in Banco Central de Venezuela and interbank transactions	778.549.107	629.642.882
Trading investment securities	-	-
Available-for-sale investment securities	5.516.818	3.356.999
Held-to-maturity investment securities	146.923.068	145.685.437
Restricted cash investments	445.384.631	3.058.537
Other investment securities	-	-
(Allowance for investment securities)	-	-
	1.376.373.624	781.743.855
LOAN PORTFOLIO (Note 5):		
Current loans	970.865.731	796.319.269
Restructured loans	3.813.686	4.691.400
Past-due loans	3.157.193	3.542.690
Loans in litigation	1.103.268	1.099.654
(Allowance for loan portfolio)	(13.751.962)	(12.845.952)
	965.187.916	792.807.061
INTERESTS AND COMMISSIONS RECEIVABLE:		
Accrued interest receivable from cash and due from banks	-	-
Accrued interest receivable from investment securities	6.066.832	3.684.236
Accrued interest receivable from loan portfolio	7.199.510	7.241.230
Commissions receivable	1.942.863	1.752.089
Accrued interest and commissions receivable from other accounts receivable	-	-
(Allowance for accrued interest receivable and other)	(71.182)	(72.746)
	15.138.023	12.604.809
INVESTMENTS IN SUBSIDIARIES, AFFILIATES AND BRANCHES (Note 6):		
Investments in subsidiaries and affiliates	5.236.118	5.228.873
Investments in branches	-	-
(Allowance for investments in subsidiaries, affiliates and branches)	(28.301)	(28.301)
	5.207.817	5.200.572
FORECLOSED ASSETS (Note 8)	7.133.352	6.589.384
PREMISES AND EQUIPMENT (Note 9)	27.768.588	26.612.512
OTHER ASSETS (Note 10)	31.216.573	16.681.969
	3.109.613.245	2.018.565.457
MEMORANDUM ACCOUNTS (Note 16):		
Contingent debit accounts	809.242.321	298.345.449
Trust assets	707.051.372	2.844.306.107
Other trusts	-	96.807.201
Other debit memorandum accounts	3.386.793.857	2.793.168.647
	4.903.087.550	6.032.627.404

The accompanying notes (1 to 26) are an integral part of these financial statements.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
BALANCE SHEETS AS OF DECEMBER 31 AND JUNE 30, 2006
(Stated in thousands of historical bolivars)

LIABILITIES AND STOCKHOLDERS' EQUITY	31-12-06	30-06-06
CUSTOMERS' DEPOSITS (Note 11):		
Deposits in current accounts		
Non-interest-bearing current accounts	**777.158.659**	554.192.936
Interest-bearing current accounts	**604.267.110**	356.981.200
	1.381.425.769	911.174.136
Other demand obligations	**430.847.920**	62.872.576
Money transaction table obligations	-	-
Savings deposits	**423.103.625**	284.944.730
Time deposits	**5.541.136**	5.197.155
Investment securities issued by the Bank	-	-
Restricted customers' deposits	**114.174.245**	131.177.270
Rights and participations in investment securities	-	-
	2.355.092.695	1.395.365.867
OBLIGATIONS WITH BANCO CENTRAL DE VENEZUELA	-	-
DEPOSITS AND OBLIGATIONS WITH BANCO NACIONAL DE AHORRO Y PRÉSTAMO	-	-
OTHER BORROWINGS (Note 12):		
Obligations with domestic financial institutions due in one year or less	**26.200.587**	72.898.037
Obligations with domestic financial institutions due over one year	-	-
Obligations with foreign financial institutions due in one year or less	**400.741.750**	283.037.078
Obligations with foreign financial institutions due over one year	-	-
Obligations resulting from other borrowings due in one year or less	-	-
Obligations resulting from other borrowings due over one year	**1.101.119**	1.124.776
	428.043.456	357.059.891
OTHER FINANCIAL INTERMEDIATION OBLIGATIONS	**4.505.720**	7.966.639
INTERESTS AND COMMISSIONS PAYABLE:		
Accrued expenses for customers' deposits	**746.736**	497.895
Accrued expenses for obligations with Banco Central de Venezuela	-	-
Accrued expenses for deposits and obligations with Banco Nacional de Ahorro y Préstamo	-	-
Accrued expenses for other borrowings	**45.369**	39.780
Accrued expenses for other financial intermediation obligations	**1.316**	-
Accrued expenses for obligations convertible into capital	-	-
Accrued expenses for underlying obligations	-	-
	793.421	537.675
ACCRUALS AND OTHER LIABILITIES (Note 13)	**93.234.758**	65.794.994
UNDERLYING OBLIGATIONS	-	-
OBLIGATIONS CONVERTIBLE INTO CAPITAL	-	-
Total liabilities	**2.881.670.050**	1.826.725.066
STOCKHOLDERS' EQUITY (Note 14):		
Paid-in capital	**50.400.000**	50.400.000
Uncapitalized equity contributions	**27.385.896**	27.385.896
Capital reserves	**57.663.697**	54.835.931
Other equity accounts	-	-
Retained earnings	**88.723.142**	57.456.570
Unrealized gain on available-for-sale investment securities	**3.770.460**	1.761.994
Treasury stock	-	-
Total stockholders' equity	**227.943.195**	191.840.391
	3.109.613.245	2.018.565.457
PER CONTRA MEMORANDUM ACCOUNTS	**4.903.087.550**	6.032.627.404

The accompanying notes (1 to 26) are an integral part of these financial statements.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
STATEMENTS OF INCOME AND ALLOCATION OF NET INCOME
FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31 AND JUNE 30, 2006
(Stated in thousands of historical bolivars, except for net earnings per share and number of shares)

	31-12-06	30-06-06
FINANCIAL REVENUES:		
Cash and due from banks	32.966	3.723
Investment securities	58.054.957	36.798.606
Loan portfolio	61.885.971	57.245.783
Other accounts receivable	1.419.182	1.060.353
Investments in subsidiaries, affiliates and branches	-	-
Main office and branches	-	-
Other	172.095	4.018
	121.565.171	95.112.483
FINANCIAL EXPENSES:		
Customers' deposits	19.139.370	13.471.481
Obligations with Banco Central de Venezuela	-	-
Deposits and obligations with Banco Nacional de Ahorro y Préstamo	-	-
Other borrowings	958.979	757.509
Other financial intermediation obligations	86.486	29.603
Undertying obligations	-	-
Obligations convertible into capital	-	-
Main office and branches	-	-
Other	91.268	84.687
	20.276.103	14.343.280
Gross financial margin	101.289.068	80.769.203
INCOME FROM RECOVERY OF FINANCIAL ASSETS	534.919	204.927
EXPENSES FOR UNCOLLECTIBLE AND IMPAIRED FINANCIAL ASSETS:		
Uncollectible loans and other accounts receivable	1.385.311	367.367
Creation of allowance and adjustments of cash and due from banks	-	-
	1.385.311	367.367
Net financial margin	100.438.676	80.606.763
OTHER OPERATING INCOME (Note 15)	42.882.435	28.943.442
OTHER OPERATING EXPENSES	4.605.439	4.156.181
Financial intermediation margin	138.715.672	105.394.024
LESS- OPERATING EXPENSES:		
Personnel	41.937.358	30.428.816
General and administrative expenses	29.039.670	24.291.449
Contributions to Fondo de Garantía de Depósitos y Protección Bancaria	3.772.920	3.060.689
Contributions to Superintendencia de Bancos y Otras Instituciones Financieras	1.198.645	884.157
	75.948.593	58.665.111
Gross operating margin	62.767.079	46.728.913
Income from foreclosed assets	4.457.498	1.375.233
Income from special programs	-	-
Miscellaneous operating income	5.496.140	4.208.507
Expenses for foreclosed assets	(443.879)	(244.090)
Expenses for depreciation, amortization and impaired miscellaneous assets	-	(1.106)
Miscellaneous operating expenses	(2.950.316)	(1.605.856)
	6.559.443	3.732.688
Net operating margin	69.326.522	50.461.601
EXTRAORDINARY INCOME	130.918	194.227
EXTRAORDINARY EXPENSES	402.100	527.917
Gross income before income taxes	69.055.340	50.127.911
INCOME TAXES (Note 19)	12.500.000	9.300.000
Net income	56.555.340	40.827.911
ALLOCATION OF INCOME, net:		
Legal reserve (Note 14)	2.827.767	2.041.395
Statutory earnings-		
Board of Directors	4.941.962	3.553.686
Officers and employees	-	-
	4.941.962	3.553.686
Retained earnings-		
Restricted undistributed earnings	25.869.799	17.616.415
Available undistributed earnings	22.915.812	17.616.415
	48.785.611	35.232.830
	56.555.340	40.827.911
NET EARNINGS PER SHARE (In bolivars)	512	370
AVERAGE OF OUTSTANDING SHARES FOR THE SIX-MONTH PERIOD (in thousands)	100.800	100.800

The accompanying notes (1 to 27) are an integral part of these financial statements.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
STATEMENTS OF CHANGES IN THE STOCKHOLDERS' EQUITY
FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31 AND JUNE 30, 2006
(Stated in thousands of historical bolivars)

				Retained earnings				
	Paid-in capital	Uncapitalized equity contributions	Capital reserves	Restricted undistributed earnings	Available undistributed earnings	Total	Unrealized gain on available-for-sale investment securities	Total stockholders' equity
BALANCES, as of June 30, 2005	50.400.000	27.385.896	52.794.535	16.965.140	32.474.601	49.439.741	763.774	180.783.946
Net income for the six-month period	-	-	-	-	40.827.911	40.827.911	-	40.827.911
Transfer to legal reserve (Note 14)	-	-	2.041.396	-	(2.041.396)	(2.041.396)	-	-
Statutory earnings - Board of directors	-	-	-	-	(3.553.686)	(3.553.686)	-	(3.553.686)
Dividends declared (Note 14)	-	-	-	-	(27.216.000)	(27.216.000)	-	(27.216.000)
Net unrealized gain on valuation of available-for-sale investment securities	-	-	-	-	-	-	998.220	998.220
Transfer to Available undistributed earnings (Note 14)-								
Repatriation of retained earnings of foreign branch	-	-	-	(2.144.600)	2.144.600	-	-	-
Dividends received from Participaciones Vencred, S.A.	-	-	-	(437.593)	437.593	-	-	-
Transfer to Restricted undistributed earnings (Note 14)-								
Net income for the six-month period of foreign branch	-	-	-	2.210.647	(2.210.647)	-	-	-
Income from equity in unconsolidated subsidiary	-	-	-	8.953	(8.953)	-	-	-
Transfer of 50% of income for the six-month period	-	-	-	15.396.815	(15.396.815)	-	-	-
BALANCES, as of June 30, 2006	50.400.000	27.385.896	54.835.931	31.999.362	25.457.208	57.456.570	1.761.994	191.840.391
Net income for the six-month period	-	-	-	-	56.555.340	56.555.340	-	56.555.340
Transfer to legal reserve (Note 14)	-	-	2.827.766	-	(2.827.766)	(2.827.766)	-	-
Statutory earnings - Board of directors	-	-	-	-	(4.941.962)	(4.941.962)	-	(4.941.962)
Cash dividends declared (Note 14)	-	-	-	-	(17.519.040)	(17.519.040)	-	(17.519.040)
Net unrealized gain on valuation of available-for-sale investment securities	-	-	-	-	-	-	2.008.466	2.008.466
Transfer to Restricted undistributed earnings (Note 14):								
Net income for the six-month period of foreign branch	-	-	-	2.946.744	(2.946.744)	-	-	-
Income from equity in unconsolidated subsidiary	-	-	-	7.245	(7.245)	-	-	-
Transfer of 50% of income for the six-month period and prior six-month period	-	-	-	27.946.009	(27.946.009)	-	-	-
BALANCES, as of December 31, 2006	50.400.000	27.385.896	57.663.697	62.899.360	25.823.782	88.723.142	3.770.460	227.943.195

The accompanying notes (1 to 26) are an integral part of these financial statements.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31 AND JUNE 30, 2006
(Stated in thousands of historical bolivars)

	31-12-06	30-06-06
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income for the six-month period	**56.555.340**	40.827.911
Adjustments to reconcile net income to cash		
from operating activities-		
Reversal of allowance for loan portfolio and contingent portfolio	**-**	(195.745)
Income from sale of foreclosed assets	**(4.457.498)**	(1.375.233)
Allowance for uncollectible and impaired financial assets	**1.385.311**	367.367
Depreciation and amortization	**4.728.650**	3.845.498
Equity for the six-month period	**(7.245)**	(8.953)
Net change in other assets	**(16.990.546)**	3.855.619
Net change in interests and commissions receivable	**(2.531.650)**	(1.089.074)
Net change in accruals and other liabilities	**28.353.322**	(12.808.451)
Net change in interests and commissions payable	**255.746**	(586.133)
Statutory earnings	**(4.941.962)**	(3.553.686)
Net cash from operating activities	**62.349.468**	29.279.120
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net change in customers' deposits	**959.726.828**	(15.581.055)
Net change in other borrowings	**70.983.565**	315.415.954
Net change in other financial intermediation obligations	**(3.460.919)**	2.979.039
Dividends paid	**(17.519.040)**	(27.216.000)
Net cash from financing activities	**1.009.730.434**	275.597.938
CASH FLOWS USED IN INVESTING ACTIVITIES:		
Loans granted for the period	**(914.487.571)**	(682.254.606)
Loans collected for the period	**741.137.381**	607.847.315
Net change in placements in Banco Central de Venezuela and interbank transactions	**(148.906.225)**	(116.370.919)
Net change in available-for-sale investment securities	**(151.353)**	(20.578)
Net change in held-to-maturity investment securities	**(1.237.631)**	(7.731.020)
Net change in restricted cash investments	**(442.326.094)**	(67.488)
Dividends received from subsidiary	**-**	437.593
Sales of foreclosed assets	**3.496.400**	1.078.500
Additions to premises and equipment and foreclosed assets, net	**(4.342.752)**	(33.752)
Net cash used in investing activities	**(766.817.845)**	(197.114.955)
Net increase in cash and due from banks	**305.262.057**	107.762.103
CASH AND DUE FROM BANKS, at the beginning of the six-month period	**376.325.295**	268.563.192
CASH AND DUE FROM BANKS, at the end of the six-month period	**681.587.352**	376.325.295

The accompanying notes (1 to 26) are an integral part of these financial statements.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL

AND ITS GRAND CAYMAN BRANCH

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31 AND JUNE 30, 2006

NOTE 1.- INCORPORATION, OPERATIONS AND LEGAL REGIME:

Venezolano de Crédito, S.A. Banco Universal is a bank incorporated in Caracas on June 4, 1925. The principal business purpose of the Bank and its foreign branch is to conduct banking operations and business as allowed by laws. Venezolano de Crédito, S.A. Banco Universal is domiciled in Caracas and has incorporated branches and agencies within the country and in Grand Cayman.

During a meeting held on April 25, 2006, the Executive Committee approved the closing of the correspondent bank in Miami and on June 26, 2006, the SUDEBAN through official document Nº SBIF-DSB-GGCJ-GALE – 13169 authorized such closing.

The Bank and its Branch are members of Grupo Venezolano de Crédito and Grupo Vencred and carry out transactions with other members of these Groups.

Venezolano de Crédito, S.A. is a Universal Bank ruled by the General Law of Banks and Other Financial Institutions, Financial Regulation Law and Trust Law, and ruled by the applicable regulations of the SUDEBAN, Banco Central de Venezuela – BCV (the Central Bank of Venezuela, hereinafter referred to as "BCV") and Fondo de Garantía de Depósitos y Protección Bancaria - FOGADE (the Guarantee Fund of Deposits and Banking Protection, hereinafter referred to as "FOGADE"). Additionally, the Bank is listed on "Bolsa de Valores de Caracas" (Caracas Stock Exchange); therefore, it is also ruled by the Capital Market Law and the standards of Comisión Nacional de Valores (the Venezuelan Securities and Exchange Commission).

The Grand Cayman Branch is subjected to the supervision and control of The Cayman Islands Monetary Authority (CIMA) and the SUDEBAN.

In addition to the legal regulations referred to above, which rule the Venezuelan financial system, financial institutions are ruled by other social or economic laws and regulations that set forth limitations or restrictions on lending and saving interest rates and on bank commissions receivable from or payable to customers and/or that require the placement of resources in certain economic sectors. A summary of the most important regulations that have an impact on the development of banking activities in Venezuela is shown as follows:

- Effective May 1, 2005, BCV, through special resolutions, has set forth maximum and minimum limits for lending and saving rates, collected or paid by the national financial system to its customers. In this regard, for the six-month periods ended December 31 and June 30, 2006, the maximum ceiling on interest rate receivable by domestic financial institutions for any credit transaction is 28% per year and up to 3% additional for delay, while the minimum interest rate payable for savings deposits is 6.5% per year and the time deposits is 10% per year. These limits have been determined on the basis of interest rates fixed by BCV for discount, rediscount, repo and advance transactions or for absorption of funds, as applicable, as provided by Resolution N° 06-09-01 published in the Official Gazette N° 38.517 dated September 7, 2006 (Resolution N° 06-01-01 published in the Official Gazette N° 38.370 dated February 1, 2006 for the six-month period ended June 30, 2006).

- BCV, through special resolutions, has set forth limits or restrictions to the collection of commissions, tariffs or extra charges to be applied on its lending and saving transactions with its customers, among them: no collection of charges on savings accounts, charges for services for maintenance of minimum balances of current accounts of individuals are limited up to 0.5% of the monthly balance, no collection of commissions for the payment of checks within the business hours of the bank or in other offices, commissions for withdrawal of cash from credit cards are limited up to 5% and for factoring and financial leasing are limited up to 3%.

- The Special Protection Law of Housing Mortgage Debtor published on January 3, 2005, sets forth that financial institutions must destine at least 10% of the gross loan portfolio balance at December 31 of the prior year to mortgage loans for the acquisition, construction, enlargement or remodeling of housing, which would be subject to preferential interest rates provided for this purpose. As of December 31 and June 30, 2006, short-term and long-term mortgage loans must represent 7% and 3%, respectively, of the loan portfolio. On September 5 and February 22, 2006, the Ministry of Dwelling and Habitat fixed the maximum social interest rate by 9.87% and 10.54% per year effective from those dates.

- The Tourism Law published on June 23, 2005, sets forth that financial institutions are liable to destine not less than 2.5% or higher than 7% of its annual loan portfolio to the financing of the tourism sector, which would be subject to preferential interest rates provided for this purpose. Through Resolution N° DM/N° 053 dated December 28, 2005, the Ministry of Tourism fixed this percentage at 2.5% of the gross loan portfolio at December 31 of the prior year. During the second six-month period of 2006, the preferential interest rate for loans destined to the tourism sector ranged between 11.06% and 13.68% per year (between 11.33% and 13.54% per year for the first six-month period of 2006).

- The Law for Loans for the Agricultural Sector published on November 5, 2002 and Resolution DM/ N° 027, issued by the Ministry of Finance dated January 31, 2006, sets forth that the minimum percentage of loans to be granted to the agricultural sector for commercial and universal banks is 16% on the total gross loan portfolio at December 31 of the prior year. The borrowings granted to the agricultural sector have the benefit of a preferential interest rate published weekly by BCV and calculated in accordance with the parameters mentioned in such law. During the six-month period ended December 31, 2006 the preferential lending rate for these loans ranged from 11.49% and 13.10% per year (between 11.60% and 13.70% per year for the six-month period ended June 30, 2006) (See Note 25).

- Financial institutions must destine at least 3% of the prior six-month period loan portfolio to the microfinancial system, as provided by the Decree-Law of the Amendment Law of the General Law of Banks and Other Financial Institutions.

- Banks and other financial institutions must make special contributions in order to support the operations of the SUDEBAN, calculated on the basis of 0.6 per thousand of the semiannual average of the Bank's assets, and of FOGADE, calculated on the basis of 0.25% of the customers' deposits at the end of the six-month period. These contributions are shown in the "Operating expenses" caption in the accompanying statements of income.

- According to the General Law of Banks and Other Financial Institutions, universal banks should maintain their net foreign currency position within limits provided by BCV through special resolutions. As of December 31 and June 30, 2006, the maximum limit of foreign currency position has been fixed in 30% of the net stockholders' equity. Additionally, foreign currency arbitration and holding of foreign currencies are subjected to limits and restrictions set forth by BCV for universal banks and the laws and standards referred to the current exchange control and those set by the BCV to universal banks (see Notes 23 and 24).

- Financial institutions should maintain certain levels of liquidity in BCV, determined on the basis of customers' deposits, as provided by BCV (see Note 3).

- The Organic Law against the illicit traffic and consumption of Drugs and Psychotropic Substances and Resolution N° 185-01 issued by the SUDEBAN on September 12, 2001 set forth that financial institutions must destine 1% of their annual net income to the implementation of integral prevention programs against the traffic and consumption of drugs and keep an integral structure of internal control for the prevention and control of money laundering from illicit activities, as provided by the SUDEBAN.

- The Science, Technology and Innovation law sets forth that, effective January 2006, those companies with annual gross income exceeding 100,000 tax units (Bs. 3,360 million) shall make a contribution or investment in scientific and technological activities that promote the social development, which is estimated based on a percentage of gross income, and present a final return of such investments and/or contributions before the entity as the income tax return is filed (see Note 19).

NOTE 2.- ACCOUNTING POLICIES AND PRACTICES:

A summary of the most significant accounting policies and practices followed by the Bank and its branch in the preparation of their financial statements is as follows:

a. Basis of presentation-

The accompanying financial statements have been prepared in accordance with the accounting practices provided by the SUDEBAN. These practices differ in certain respects from accounting principles generally accepted in Venezuela commonly applied when preparing financial statements of other industries. For reporting purposes of the Bank, the most significant differences are as follows:

- The non-recognition of the effects of inflation in the financial statements as basic information but as supplemental information (see Exhibits I to V).
- The amortization of repossessed chattels and real estate, which are not required under accounting principles generally accepted in Venezuela,
- The creation of general provisions for loan portfolio, which are not required under generally accepted accounting principles,
- The non-consolidation of investments in subsidiaries on which the Bank has the total control.
- The criteria of provision of interests on the past-due and restructured loan portfolio that consider additional parameters to assessments of recovery applicable in accordance with generally accepted accounting principles.
- The non-consideration of investment securities easily translated into short-term cash as cash and cash equivalents, when they are not subject to significant value fluctuation risks.
- The non-recording of deferred income tax assets as their recovery or certain allowance for loan portfolio considered permanent differences are expected under Resolution N° 198 dated June 17, 1999.

b. Use of estimates-

The preparation of the financial statements requires management to make estimates based on certain assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c. Conversion and integration of the foreign branch's financial statements-

The financial statements include the accounts of Venezolano de Crédito, S.A. Banco Universal and its Grand Cayman branch. For combination or integration purposes of the accounts of the Bank with its foreign branch, the accounting records of which are stated in US dollars, the financial statements of such branch have been translated into bolivars by applying the year-end official exchange rate.

The exchange rates applied by the Bank as of December 31 and June 30, 2006, for the conversion of the financial statements of its foreign branch were Bs. 2,144.60 per US dollar for both six-month periods (see Notes 7 and 24).

d. Cash and equivalents-

For reporting purposes of the statements of cash flows, the Bank considers cash and due from banks in local and foreign currency represented by cash, gold in coins and bars, deposits in BCV, demand deposits in banks and other financial institutions and clearinghouse funds to be cash.

e. Investment securities-

Placements in BCV and interbank placements include liquidity surplus investments made with BCV in overnight obligations and deposits or obligations issued by local financial institutions due in 60 days or less, which are recorded at their realizable value, equivalent to nominal cost and value.

Restricted cash investments are recorded at fair value, which is similar to cost.

Investment securities other than those referred to in the preceding paragraphs are classified as trading, available-for-sale and held-to-maturity. This classification is based on the management's intent with respect to these investment securities at the acquisition date. Those investment securities acquired to obtain benefits from short-term price fluctuations are classified as trading investment securities and carried at fair market value; the unrealized gains/losses are included in income. Held-to-maturity investment securities correspond to debt securities on which the Bank has the intention and capacity of holding until maturity. Such investment securities are accounted for at cost adjusted for the amortization of premiums or discounts. Available-for-sale investment securities are those not classified as trading nor as held-to-maturity investment securities; they are accounted for at fair market values and the unrealized gains/losses are reported in the stockholders' equity.

The Bank uses the acquisition cost of the security to be traded as calculation basis to determine the realized gain or loss from the sale of investment securities.

Permanent impairments in the fair values of available-for-sale or held-to-maturity investment securities are charged to income for the period as they arise.

Until June 30, 2006, investment securities were reported net of investments granted to the public for total or partial sale of equity rights based on the Bank's objectives (see Note 4). Based on Resolution N° 234.06 dated April 12, 2006, the SUDEBAN requires that the balance of rights and participation in investment securities granted to public as of June 30, 2006 be progressively transferred to liability accounts for "Customers' deposits" in a 20-quarter term from July 1, 2006. During the six-month period ended December 31, 2006, the Bank rescinded all the contracts for participations granted as of June 30, 2006.

f. Repurchase-resale agreements-

As of December 31, 2006, the Bank purchases securities under short-term agreements to resell (repo agreements) entered into with BCV (repo). The amounts placed for these transactions are recorded in the "Restricted cash investments" caption. The Bank monitors the credit risk of the counterparties of repo agreements under agreements to resell for the purpose of assessing the necessity of adjusting the book value of the repo at market value of the underlying assets.

g. Mutual transactions or securities loans-

The Bank enters into agreements with third parties whereby it acts as mutuary by lending securities with the commitment to receive, at a specific date the same amount of securities or with characteristics similar to those securities lent, as well as to pay any interests, dividends or amortizations of capital carried out by the issuer of the security during the term of the agreement and the consideration for the loan transaction. Lent securities are presented in the caption "Loan portfolio" at the current value effective at the transaction date.

h. Allowance for loan portfolio and contingent portfolio-

The allowance for loan portfolio and contingent portfolio is maintained at levels adequate to cover potential losses from loans determined on the basis of the standards provided by the SUDEBAN. Management determines the adequacy of such allowance through specific credit reviews, recent loss experience, current economic conditions, risk characteristics of loan categories, fair value of guarantees received and other important factors. The allowance for loan portfolio is increased with charges to income and is reduced by losses recognized in the portfolio.

In addition to the individual provisions determined on the criteria mentioned in the preceding paragraph, the allowance for loan portfolio includes a general provision that is over 1% of the gross loan portfolio, except for the loan portfolio to microentrepreneurs that requires a general provision of 2%, pursuant to Resolution N° 009-1197 dated November 28, 1997 and Resolution No. 010-02 dated January 24, 2002 issued by the SUDEBAN. Therefore, as of December 31 and June 30, 2006, the general provision is equivalent to 1.05% and 1.04% of the total loan portfolio, respectively.

The general provision for contingent loans is recorded based on 1% of the balance of such portfolio and is shown in the "Accruals and other liabilities" caption.

i. Investments in unconsolidated subsidiaries and affiliates-

Those investments in companies over 20% owned by the Bank are accounted for under the equity method. Under this method, the interest in the investment is recorded in income as "Other operating income" or "Other operating expenses", as applicable, and the dividends are credited to the investment account as declared. Pursuant to the SUDEBAN, income from equity in subsidiaries or affiliates is reclassified to the "Restricted undistributed earnings" account until they are available, which occurs once dividends are paid by such subsidiaries or affiliates, then they are reclassified to the "Available undistributed earnings" account.

j. Foreclosed assets-

Foreclosed assets are mainly composed of real estate received in payment, works in process received in payment, idle assets and other foreclosed assets. Real estate and works in process received in payment are accounted for at the lower of capital book value and disbursements recoverable owed by the borrower, market value, legal foreclosure value or appraisal value. Idle assets are accounted for at the lower of book or realizable value. Improvements or additions that may increase the useful life of assets or their realizable value are added to the cost of the related asset. The costs derived from maintaining these assets are expensed as incurred. According to current regulations, assets received in payment, real estate and chattels must be sold within a maximum term of one and three years, respectively, period over which they are amortized, while idle assets are amortized over 24 months, and during this period they shall be disposed.

Other foreclosed assets are composed of assets constructed by the Bank for sale. They are accounted for at their acquisition cost plus all those capitalizable costs incurred to make such asset saleable.

Upon sale or disposal of assets included in the "Foreclosed assets" caption, the related cost and accumulated depreciation are removed from the accounts and the resulting gain or loss is reported in the income for the period in the "Income from foreclosed assets" account, as revenues are collected. Gains from installment sale of assets are deferred and recognized in the statement of income as collected, while losses from the sale are accounted for as they arise.

k. Premises and equipment-

Premises and equipment correspond to chattels and real estate owned by the Bank for its use. These assets are recorded at acquisition cost and depreciated using the straight-line method based on the estimated useful lives of assets. Expenditures for maintenance and repairs are charged directly to income and improvements and renewals that may increase the capacity of service and efficiency or extend the useful life are added to the cost of the related properties. Upon sale or disposal of assets, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in income for the period.

l. Deferred expenses-

Deferred expenses mainly include disbursements for organization and facilities expenses, goodwill, purchased licenses, software and leasehold improvements, which are not recognized as expenses as paid but allocated to future periods, since the benefits derived thereof extend further than the period in which they were incurred (see Note 21).

The goodwill included in the "Deferred expenses" caption represents the excess of acquisition cost over the book value of the net assets of the absorbed entities.

Deferred expenses are recorded at cost and are amortized over a maximum term of four years, except for goodwill that is amortized over 20 years or less.

m. Allowance to cover other uncollectibility and impairment risks-

Management determines the adequacy of the allowance to cover potential losses of collectibility or recoverability of other assets through the application of criteria similar to those applied for the loan portfolio, as applicable, and considering the aging analysis of balances, as required by the SUDEBAN and the evaluation of other relevant risk factors. The allowance for other assets is increased by charges to income and reduced by losses recognized of such assets through the related write-offs.

n. Accrual for labor indemnities-

Accrual for labor indemnities is recorded based upon the actual obligation calculated in accordance with the Labor Law and the current collective contract. During the month following each monthly closing, the Bank deposits the simple labor indemnities in a trust on behalf of its employees, which are reported in "Memorandum accounts". Those liabilities not transferred at the end of each month are reported in "Accruals and other liabilities". Penalty indemnities paid for unjustified dismissals are charged to expenses as paid.

ñ. Retirement pension plan-

The costs of a noncontributory pension plan are accumulated based upon actuarial calculations. For the last actuarial calculation made by the Bank, the effective discount rates and salary increases used to calculate the obligation for the benefit projected in long term were 5% and 1% on an annual basis.

o. Income taxes-

The provision for income taxes is calculated on the basis of net taxable income determined pursuant to the current Venezuelan tax law. The income tax liability calculated on this basis is shown in the "Accruals and other liabilities" caption. Due to the uncertain recovery of the deferred tax asset, the Bank has not recorded the contingent asset resulting from deferring the tax effect caused by the temporary differences between book and taxable income.

p. Trust assets-

Trust assets are valued based on the same standards the Bank uses to value its own assets, except for the loan portfolio, for which no general provision was created given that Management considered it to be non applicable, and investment securities, according to the standards of the SUDEBAN, are valued at acquisition cost adjusted for the amortization of premiums or discounts, as applicable.

q. Financial revenues and expenses-

Interest income and expense are recorded in the income for the period when earned, depending on the effectiveness of the transactions generating the income or expense.

Accrued interests on past due loans and loans in litigation are recorded in memorandum accounts and recognized as income when collected. Additionally, the Bank provisions accrued interests based on the risk classification percentage determined for the loan portfolio that originated them, except for accrued interests on those loans qualified as a loss risk over 15% classified as actual risk, high-risk and irrecoverable and on the portfolio classified as past due or in litigation and interests on installment loans are provisioned when they are 30 days due, which are fully provisioned.

Loans included in high risk or irrecoverable categories do not accrue any interest income, even if they are current or restructured. Accrued interests are recorded in memorandum accounts and recognized as collected.

The Bank determines lending and saving interest rates with its customers, taking into consideration the financial market conditions and limitations fixed by the BCV for lending and saving rates in Resolution N° 06-09-01 dated September 7, 2006 (Resolution N° 06-01-01 dated January 31, 2006 for the six-month period ended June 30, 2006) (see Note 1).

r. Other income-

Income from commissions, income from the sale of the Bank's assets and miscellaneous income from services or recovery of disposed, written-off or depreciated assets, are recorded as collected or extinguished in the "Income from recovery of financial assets", "Other operating income", "Income from foreclosed assets" and "Miscellaneous operating income" captions.

Income from commissions, tariffs, surcharges and supplementary and related services were agreed upon by the Bank with its customers, considering the financial market conditions and in accordance with the limitations fixed by BCV in Resolutions N° 06-08-01 and N° 06-10-03, dated August 24, 2006 and October 31, 2006 (Resolution N° 06-04-02 dated April 18, 2006 as of June 30, 2006). (See Note 1)

s. Foreign currency transactions and balances-

Foreign currency transactions are recorded at the exchange rate in effect at the transaction date. As of December 31 and June 30, 2006, foreign currency balances were adjusted at the official year-end exchange rate, which was fixed by BCV upon application of the exchange control regime (see Note 24).

As of December 31 and June 30, 2006, the exchange rates used by the Bank were Bs. 2,144.60 per US dollar for both six-month periods.

The foreign currency balances included in the balance sheets as of December 31 and June 30, 2006, are detailed in Note 23.

t. Net earnings per share-

Net earnings per share shown in the accompanying statements of income and allocation of net income have been determined by dividing the net income for the six-month period, less the statutory earnings, by the average number of outstanding shares existing during the six-month periods ended December 31 and June 30, 2006.

NOTE 3.- RESERVE BALANCES AND OTHER DEPOSITS MAINTAINED IN BCV:

Under current legal regulations, financial institutions are required to maintain certain levels of cash liquidity deposited in BCV, as provided by such institute through special resolutions. As of December 31, 2006, the reserve balance was fixed by BCV as follows: a) 15% of the balances of deposits, customers' deposits and saving transactions held at July 14, 2006; b) 10% of the balance of investments held at July 14, 2006; this percentage will be progressively increased by 0.5% every 4 weeks, until reaching 15% and c) 30% of the balance named Marginal Balance that is represented by those weekly increases of the balances of deposits, customers' deposits and saving transactions and investments generated from July 14, 2006. This percentage is maintained at 15% as the marginal balance is originated in foreign currency.

As of June 30, 2006, the reserve balance was fixed by BCV at 15% of the weekly average of deposits, customers' deposits, obligations or saving transactions received by the institution from private sector entities and public sector entities (regular reserve balance) plus the equivalent of 6.5% of the balances of investments held at February 2006, which will be progressively increased by 0.5% every our weeks until reaching 15%.

The reserve balance must be made in US dollars when the liabilities have been contracted in foreign currency. The reserve balance does not generate any yield.

As of December 31, 2006, the reserve balance required by the BCV in local currency amounts to Bs. 530,884 million (Bs. 239,334 million as of June 30, 2006), while the reserve balance required by the BCV in foreign currency amounts to US$ 285,000 equivalent to Bs. 611 million (US$ 729,000, equivalent to Bs. 1,563 million as of June 30, 2006). The Bank maintained balances available in the BCV to cover such reserve balances.

Note 4.- **INVESTMENT SECURITIES**:

Investments in debt securities and capital have been classified in the financial statements based on management's intent with respect to these investment securities. As of December 31 and June 30, 2006, investment securities are represented as follows:

	31-12-06	30-06-06
	(In thousands of bolivars)	
Investment securities-		
Placements in BCV and interbank transactions	**778,549,107**	1,011,671,020
Less: Investments transferred	**-0-**	(382,028,138)
	778,549,107	629,642,882
Available-for-sale investment securities	**5,516,818**	3,356,999
Held-to-maturity investment securities	**146,923,068**	145,685,437
Restricted cash investment securities	**445,384,631**	3,058,537
	1,376,373,624	781,743,855

a. Placements in BCV and interbank transactions-

Placements in BCV and interbank transactions are as follows:

	31-12-06	30-06-06
	(In thousands of bolivars)	
Placements in BCV and interbank transactions are as follows:		
Bonds and obligations issued by BCV-		
Registered demand certificates of deposit issued by BCV with nominal value of Bs. 773,974 million, annual yields between 6% and 10%, due in January 2007 (nominal value of Bs. 1,002,000 million, annual yield of 10%, and due in July 2006 as of June 2006)	**773,974,000**[1]	1,002,000,871[1]
Overnight obligations -		
Overnight placements with foreign financial institutions-		
Nominal value of US$ 2,133,315, annual yield of 4.67% and due in January 2007 (nominal value of US$ 4,509,069, annual yield between 4.50% and 4.55%, as of June 2006)		
JP Morgan Chase Bank, New York	**4,521,492**[1]	2,944,683[1]
Brown Brothers Harriman & Co	**53,615**[1]	6,725,466[1]
	4,575,107	9,670,149
Less - Investments transferred through an association agreement with annual interest rate between 0.50% and 8%	**-0-**	(382,028,138)
	778,549,107	629,642,882

b. Available-for-sale investment securities-

Available-for-sale investment securities, stated at their fair market value, are detailed as follows:

[1] The market value corresponds to nominal value

As of December 31, 2006	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Fair market value/ book value
Available-for-sale investments:		(In thousands of bolivars)		
Equity in domestic private nonfinancial companies-				
C.A. La Electricidad de Caracas, S.A.C.A. (3,446,885 shares with a nominal value of Bs. 100 each and a 0.11% capital share)	**947,246**	**1,293,230**	**-0-**	**2,240,476**[2]
CEMEX Venezuela, S.A.C.A. (910,918 shares Type II, nominal value of Bs. 100 each and a 0.15% capital share)	**184,459**	**945,763**	**-0-**	**1,130,222**[2]
CEMEX Venezuela, S.A.C.A. (647,446 shares Type I, nominal value of Bs. 100 each and a 0.08% capital share)	**138,600**	**638,335**	**-0-**	**776,935**[2]
C.A. Fábrica Nacional de Cementos, S.A.C.A. (453,000 shares, nominal value of Bs. 10 each and a 0.06% capital share)	**40,770**	**248,697**	**-0-**	**289,467**[2]
Caja Venezolana de Valores, S.A. (21,167 shares with a nominal value of Bs. 6,459 each and a 17.7% capital share)	**133,083**	**3,635**	**-0-**	**136,718**[3]
Siderúrgica Venezolana (SIVENSA), S.A., (778,052 shares, nominal value of Bs. 20 each and a 0.01% capital share)	**11,707**	**81,662**	**-0-**	**93,369**[2]
Manufacturas de Papel, S.A.C.A. (MANPA) (466,976 shares, nominal value of Bs. 10 each and a 0.02% capital share)	**34,089**	**53,235**	**-0-**	**87,324**[2]
Vencred, S.A. (112,404 shares, nominal value of Bs. 66.65 each and a 0.04% capital share)	**16,875**	**51,691**	**-0-**	**68,566**[2]
ADR's de Siderúrgica Venezolana (SIVENSA), S.A. (6,230 ADR'S, nominal value of Bs. 1,960 each and a 0.01% capital share)	**7,547**	**42,299**	**-0-**	**49,846**[2]
Manufacturas Textiles, S.A.C.A. (MANTEX) (35,000 shares, nominal value of Bs. 1,000 each and a 0.04% capital share)	**14,000**	**29,750**	**-0-**	**43,750**[2]
Corporación Industrial de Energía, C.A., S.A.C.A. (661,122 shares, nominal value of Bs. 10 each and a 0.02% capital share)	**5,201**	**10,666**	**-0-**	**15,867**[2]
Corporación Suiche 7B, C.A. (83,600 shares, nominal value of Bs. 1,000 each and a 16.23% capital share)	**9,924**	**-0-**	**-0-**	**9,924**[4]
C.A. Nacional Teléfonos de Venezuela (C.A.N.T.V.) Class "D" (6 shares, nominal value of Bs. 36.90 each)	**49**	**8**	**-0-**	**57**[2]
Desarrollos del Sol, C.A., (180 shares, nominal value of Bs. 100 each and a 18% capital share)	**18**	**-0-**	**-0-**	**18**[5]
	1,543,568	**3,398,971**	**-0-**	**4,942,539**

[2] The fair value corresponds to the quotation value in the Caracas or foreign stock exchange, as applicable
[3] The fair value corresponds to the equity value shown in the last available financial statements
[4] The fair value is equivalent to the acquisition cost
[5] The fair value corresponds to nominal value

As of December 31, 2006	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Fair market value/ book value
Available-for-sale investments:		(In thousands of bolivars)		
Equity in foreign private nonfinancial companies-				
MasterCard International (2,294 shares, nominal value of Bs. 7,399 each)	**151,353**	**333,189**	**-0-**	**484,542**[6]
International Briquettes Holding (6,705 shares, nominal value of US$ 2.9 equivalent to Bs. 6,219 each)	**11,309**	**38,300**	**-0-**	**49,609**[6]
S.W.I.F.T. s.c.r.l. (19 shares, nominal value of € 2,440 equivalent to Bs. 6,608,072 each)	**40,128**	**-0-**	**-0-**	**40,128**[7]
	202,790	**371,489**	**-0-**	**574,279**
	1,746,358	**3,770,460**	**-0-**	**5,516,818**

As of June 30, 2006	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Fair market value/ book value
Available-for-sale investments:		**(In thousands of bolivars)**		
Equity in domestic private nonfinancial companies-				
C.A. La Electricidad de Caracas, S.A.C.A. (3,446,885 shares, nominal value of Bs. 100 each and a 0.11% capital share)	947,246	776,197	-0-	1,723,443[8]
CEMEX Venezuela, S.A.C.A. (910,918 shares Type II, nominal value of Bs. 100 each and a 0.15% capital share)	184,459	357,537	-0-	541,996[8]
CEMEX Venezuela, S.A.C.A. (647,446 shares Type I, nominal value of Bs. 100 each and a 0.08% capital share)	138,600	249,868	-0-	388,468[8]
C.A. Fábrica Nacional de Cementos, S.A.C.A. (453,000 shares, nominal value of Bs. 10 each and a 0.06% capital share)	40,770	142,695	-0-	183,465[8]
Caja Venezolana de Valores, S.A., (21,167 shares, nominal value of Bs. 6,459 each and a 17.7% capital share)	133,083	3,635	-0-	136,718[6]
Siderúrgica Venezolana (SIVENSA), S.A., (778,052 shares, nominal value of Bs. 20 each and a 0.01% capital share)	11,707	61,431	-0-	73,138[8]
Manufacturas de Papel, S.A.C.A. (MANPA) (466,976 shares, nominal value of Bs. 10 each and a 0.02% capital share)	34,089	35,957	-0-	70,046[8]
Vencred, S.A. (112,404 shares, nominal value of Bs. 66.65 each and a 0.04% capital share)	16,875	44,672	-0-	61,547[8]
ADR's de Siderúrgica Venezolana (SIVENSA), S.A. (6,230 ADR'S, nominal value of Bs. 1,960 each and a 0.01% capital share)	7,547	28,057	-0-	35,604[8]
Manufacturas Textiles, S.A.C.A. (MANTEX) (35,000 shares, nominal value of Bs. 1,000 each and a 0.04% capital share)	14,000	11,358	-0-	25,358[8]
Corporación Suiche 7B, C.A. (83,600 shares, nominal value of Bs. 1,000 each and a 16.23% capital share)	9,924	-0-	-0-	9,924[9]

[6] The fair value corresponds to the equity value shown in the last available financial statements
[7] The fair value corresponds to nominal value
[8] The fair value corresponds to the quotation value in Caracas or foreign stock exchange, as applicable
[9] The fair value is equivalent to the acquisition cost

As of June 30, 2006	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Fair market value/ book value
Available-for-sale investments:		(In thousands of bolivars)		
Corporación Industrial de Energía, C.A., S.A.C.A. (661,122 shares, nominal value of Bs. 10 each and a 0.02% capital share)	5,201	4,385	-0-	9,586[10]
Desarrollos del Sol, C.A. (180 shares, nominal value of Bs. 100 each and a 18% capital share)	18	-0-	-0-	18[11]
C.A. Nacional Teléfonos de Venezuela (C.A.N.T.V.) Class "D", (6 shares, nominal value of Bs. 36.90 each)	49	-0-	(7)	42[10]
	1,543,568	1,715,792	(7)	3,259,353
Equity in foreign private nonfinancial companies-				
International Briquettes Holding (6,705 shares, nominal value of US$ 2.9 equivalent to Bs. 6,219 each)	11,309	46,209	-0-	57,518[10]
S.W.I.F.T. s.c.r.l. (19 shares, nominal value of € 2,440 equivalent to Bs. 6,608,072 each)	40,128	-0-	-0-	40,128[11]
	51,437	46,209	-0-	97,646
	1,595,005	1,762,001	(7)	3,356,999

MasterCard shares held as of December 31, 2006 were received by the Bank as a result of the conversion of such entity into a company. Such shares were recorded at fair value upon the exchange, thus generating a gain of Bs. 151 million, which was recorded in "Other operating income".

During the six-month period ended December 31, 2006, the Bank sold available-for-sale investment securities for Bs. 1,187,525 million, which include investments acquired during the six-month period (Bs. 41,035 million for the six-month period ended June 30, 2006) thus recording realized gains on the sale of such investment securities for Bs. 7,829 million in the "Other operating income" caption (Bs. 222 thousand for the six-month period ended June 30, 2006). Additionally, the Bank recorded losses from the sale of available-for-sale investment securities for approximately Bs. 69 million (Bs. 30 million for June 2006), which were recorded in the "Other operating expenses" caption.

c. Held-to-maturity investment securities-

Held-to-maturity investment securities correspond to debt securities on which the Bank has the intention and capacity of holding until maturity. Such investment securities are as follows:

[10] The fair value corresponds to the quotation value in the Caracas of foreign stock exchange, as applicable
[11] The fair value corresponds to nominal value

As of December 31, 2006	Amortized cost/ book value	Gross unrealized gain	Gross unrealized loss	Fair market value
		(In thousands of bolivars)		
Held-to-maturity investment securities:				
Time deposits in foreign financial institutions- (nominal value of US$ 48,075,734, Bs. 103,103 million, annual yields between 5.125% and 5.44% and due between January and August 2007)				
Barclays Bank PLC, Miami	35,509,947	-0-	-0-	35,509,947[12]
Standard Chartered Bank, New York	32,451,373	-0-	-0-	32,451,373[12]
Wachovia Bank, N.A. Miami	28,064,718	-0-	-0-	28,064,718[12]
JP Morgan Chase Bank, New York	7,077,180	-0-	-0-	7,077,180[12]
	103,103,218	-0-	-0-	103,103,218
Obligations issued by foreign financial institutions -				
INTL Lease Finance (nominal value of US$ 1,000,000 -Bs. 2,145 million- annual yield of 5.32% and due in January 2007)	2,139,644	-0-	(727)	2,138,917[13]
UBS Finance (Delaware) LLC (nominal value of US$ 1,000,000 -Bs. 2,145 million- annual yield of 5.28% and due in January de 2007)	2,137,746	-0-	(723)	2,137,023[13]
Bank of America (nominal value of US$ 1,000,000 -Bs. 2,145 million- annual yield of 5.28% and due in February 2007)	2,130,268	-0-	(824)	2,129,444[13]
Prudencial Funding Corp. (nominal value of US$ 1,000,000 -Bs. 2,145 million- annual yield of 5.31% and due in March 2007)	2,126,120	-0-	(1,169)	2,124,951[13]
HSBC Americas INC (nominal value of US$ 1,000,000 -Bs. 2,145 million- annual yield of 5.35% and due in March 2007)	2,125,942	-0-	(991)	2,124,951[13]
Citigroup FDG INC (nominal value of US$ 1,000,000 -Bs. 2,145 million- annual yield of 5.31% and due in March 2007)	2,122,605	-0-	(1,141)	2,121,464[13]
ING (US) Funding (nominal value of US$ 1,000,000 - Bs. 2,145 million- annual yield of 5.29% and due in April 2007)	2,115,285	-0-	(1,368)	2,113,917[13]
KFW International Finance, INC (nominal value of US$ 1,000,000 -Bs. 2,145 million- annual yield of 5.26% and due in May 2007)	2,103,119	-0-	(2,172)	2,100,947[13]
International Bank for Reconstruction & Development (nominal value of US$ 500,000 -Bs. 1,072 million- annual yield of 4.50% and due in December 2014)	1,069,741	-0-	(7,521)	1,062,220[13]
Obligations issued by domestic private nonfinancial companies- (nominal value of Bs. 2,300 million, annual yields of 13.77% and due in March 2007)				
Mercantil Servicios Financieros, C.A.	2,300,000	-0-	-0-	2,300,000[12]
Obligations issued by foreign private nonfinancial companies -				
Hewlett Packard (annual yield of 5.27% - nominal value of US$ 1,000,000- Bs. 2,145 million and due in January 2007)	2,143,354	-0-	(648)	2,142,706[13]
Coca-Cola Company Discount (annual yield of 5.24%, nominal value of US$ 1,000,000 -Bs. 2,145 million and due in January 2007)	2,140,868	-0-	(688)	2,140,180[13]

[12] The fair value corresponds to nominal value
[13] The fair value corresponds to the quotation value in foreign stock exchanges

As of December 31, 2006	Amortized cost/ book value	Gross unrealized gain	Gross unrealized loss	Fair market value
		(In thousands of bolivars)		
FPL Fuels Inc(annual yield of 5.29% - nominal value of US$ 1,000,000- Bs. 2,145 million and due in January 2007)	**2,138,636**	**-0-**	**(667)**	**2,137,969**[14]
Cargill, Inc. (annual yield of 5.28% - nominal value of US$ 1,000,000- Bs. 2,145 million and due in February 2007)	**2,134,299**	**-0-**	**(750)**	**2,133,549**[14]
American Honda (annual yield of 5.28% - nominal value of US$ 1,000,000- Bs. 2,145 million and due in February 2007)	**2,132,162**	**-0-**	**(821)**	**2,131,341**[14]
Metlife INC Discount (annual yield of 5.25%, nominal value of US$ 1,000,000 -Bs. 2,145 million- and due in February 2007)	**2,132,185**	**-0-**	**(845)**	**2,131,340**[14]
Nestlé Capital Corporation Discount (annual yield of 5.26% - nominal value US$ 1,000,000- Bs. 2,145 million and due in March 2007)	**2,123,656**	**-0-**	**(1,240)**	**2,122,416**[14]
HBOS Treasury Service PLC (annual yield of 5.32%, nominal value of US$ 1,000,000 -Bs. 2,145 million- and due in March 2007)	**2,119,579**	**-0-**	**(967)**	**2,118,612**[14]
New York Time Discount (annual yield of 5.36%, nominal value of US$ 500,000 -Bs. 1,072 million- and due in March 2007)	**1,062,810**	**-0-**	**(334)**	**1,062,476**[14]
Time Warner (annual yield of 5.4% - nominal value of US$ 500,000- Bs. 1,072 million and due in March 2007)	**1,062,579**	**-0-**	**(262)**	**1,062,317**[14]
Pfizer Investments, Inc (annual yield of 5.22% - nominal value of US$ 1,000,000- Bs. 2,145 million and due in January 2007)	**2,142,122**	**-0-**	**(678)**	**2,141,444**[14]
Amstel Funding (annual yield of 5.31% - nominal value of US$ 1,000,000- Bs. 2,145 million and due in March 2007)	**2,117,130**	**-0-**	**(1,053)**	**2,116,077**[14]
	23,449,380	**-0-**	**(8,953)**	**23,440,427**
	146,923,068	**-0-**	**(25,589)**	**146,897,479**

As of June 30, 2006	Amortized cost/ book value	Gross unrealized gain	Gross unrealized loss	Fair market value
		(In thousands of bolivars)		
Held-to-maturity investment securities:				
Time deposits in foreign financial institutions- (Nominal value of US$ 48,277,377, -Bs. 103,536 million- annual yields between 4.95% and 5.27% and due between July and September 2006)				
Barclays Bank PLC, Miami	35,994,173	-0-	-0-	35,994,173[15]
Standard Chartered Bank, New York	32,584,510	-0-	-0-	32,584,510[15]
JP Morgan Chase Bank, New York	22,089,380	-0-	-0-	22,089,380[15]
Wachovia Bank, N.A. Miami	12,867,600	-0-	-0-	12,867,600[15]
	103,535,663	-0-	-0-	103,535,663
Obligations issued by foreign financial institutions-				
UBS Finance (Delaware) LLC (nominal value of US$ 650,000 - Bs. 1,394 million-, annual yield of 5.06% and due in July 2006)	1,392,047	-0-	(114)	1,391,933[14]

[14] The fair value corresponds to the quotation value in foreign stock exchanges

[15] The fair value corresponds to nominal value

As of June 30, 2006	Amortized cost/ book value	Gross unrealized gain	Gross unrealized loss	Fair market value
		(In thousands of bolivars)		
Prudencial Funding Corp. (nominal value of US$ 500,000 -Bs. 1,072 million-, annual yield of 5.06% and due in July 2006)	1,072,300	-0-	(45)	1,072,255[16]
International Bank for Reconstruction & Development (nominal value of US$ 500,000 -Bs. 1,072 million-, annual yield of 4.50% and due in November 2014)	1,069,585	-0-	(23,449)	1,046,136[16]
	3,533,932	-0-	(23,608)	3,510,324
Obligations issued by domestic private nonfinancial companies- (nominal value of Bs. 5,800 million, annual yield of 13.06% and due between November 2006 and March 2007)				
Mercantil Servicios Financieros, C.A.	5,800,000	-0-	-0-	5,800,000[17]
Obligations issued by foreign private nonfinancial companies-				
Kelloggs Company Discount (annual yield of 5.14%, nominal value of US$ 500,000- Bs. 1,072 million- and due in August 2006)	1,067,307	-0-	(226)	1,067,081[16]
Motorola INC Discount (annual yield of 5.21%, nominal value of US$ 500,000 - Bs. 1,072 million- and due in July 2006)	1,069,060	-0-	(81)	1,068,979[16]
AT&T Inc Discount (annual yield of 5.23%, nominal value of US$ 1,000,000 - Bs. 2,145 million- and due in July 2006)	2,138,702	-0-	(112)	2,138,590[16]
Alcon Capital Corp (annual yield of 5.27%, nominal value of US$ 1,000,000 - Bs. 2,145 million- and due in August 2006)	2,128,430	-0-	(279)	2,128,151[16]
General Electric Capital Corp (annual yield of 5.07%, nominal value of US$ 500,000 -Bs. 1,072 million- and due in July 2006)	1,072,300	-0-	(44)	1,072,256[16]
Metlife INC Discount (annual yield of 5.05%, nominal value of US$ 1,000,000 -Bs. 2,145 million- and due in July 2006)	2,137,154	-0-	(462)	2,136,692[16]
Mitsubishi INTL Co Discount (annual yield of 5.13%, nominal value of US$ 500,000 -Bs. 1,072 million- and due in July 2006)	1,068,223	-0-	(193)	1,068,030[16]
Disney (Walt) Co, The Discount (annual yield of 4.87% - nominal value of US$ 500,000- Bs. 1,072 million and due in July 2006)	1,067,906	-0-	(509)	1,067,397[16]
Coca-Cola Company Discount (annual yield of 5.01%, nominal value of US$ 884,000 -Bs. 1,896 million- and due in July 2006)	1,887,728	-0-	(570)	1,887,158[16]
ConocoPhillips Qatar Discount (annual yield of 5.47%, nominal value of US$ 500,000- Bs. 1,072 million and due in September 2006)	1,057,691	-0-	(1)	1,057,690[16]
Verizon Communication Discount (annual yield of 5.11% and 5.14%, nominal value of US$ 1,000,000- Bs. 2,145 million and due in July 2006)	2,140,356	-0-	(185)	2,140,171[16]

[16] The fair value corresponds to the quotation value in foreign stock exchanges
[17] The fair value corresponds to nominal value

As of June 30, 2006	Amortized cost/ book value	Gross unrealized gain	Gross unrealized loss	Fair market value
		(In thousands of bolivars)		
Hitachi Intrnl Treasury Discount (annual yield of 4.99% - nominal value of US$ 1,000,000- Bs. 2,145 million and due in July 2006)	2,143,129	-0-	(111)	2,143,018[18]
Cadbury Schweppes Finance (annual yield of 5.15%, nominal value of US$ 500,000 -Bs. 1,072 million- and due in July 2006)	1,068,343	-0-	(155)	1,068,188[18]
HBOS Treasury Service PLC (annual yield of 5.11%, nominal value of US$ 1,000,000 -Bs. 2,145 million- and due in August 2006)	2,132,277	-0-	(646)	2,131,631[18]
Sanofi –Aventis Discount (annual yield of 5.34%, nominal value of US$ 1,000,000 -Bs. 2,145 million- and due in August 2006)	2,127,583	-0-	(65)	2,127,518[18]
New York Time Discount (annual yield of 5.21%, nominal value of US$ 1,000,000 -Bs. 2,145 million- and due in August 2006)	2,132,022	-0-	(391)	2,131,631[18]
Sherwin Williams Co Discount (annual yield of 5.18%, nominal value of US$ 500,000 -Bs. 1,072 million- and due in July 2006)	1,068,618	-0-	(114)	1,068,504[18]
Nestlé Capital Corporation Discount (annual yield of 4.69% - nominal value of US$ 1,000,000- Bs. 2,145 million and due in July 2006)	2,142,955	-0-	(253)	2,142,702[18]
MCormick & Company Discount (annual yield of 5.33% - nominal value of US$ 1,000,000- Bs. 2,145 million and due in November 2006)	2,097,204	-0-	(2,461)	2,094,743[18]
Caterplr Finance Service Discount (annual yield of 4.90% - nominal value of US$ 500,000- Bs. 1,072 million and due in July 2006)	1,068,854	-0-	(350)	1,068,504[18]
	32,815,842	-0-	(7,208)	32,808,634
	145,685,437	-0-	(30,816)	145,654,621

Maturities for held-to-maturity investment securities are as follows:

	31-12-06		30-06-06	
	Amortized cost	**Fair market value**	Amortized cost	Fair market value
		(In thousands of bolivars)		
Due in one year or less	**145,853,327**	**145,835,259**	144,615,852	144,608,485
Due from five to ten years	**1,069,741**	**1,062,220**	1,069,585	1,046,136
	146,923,068	**146,897,479**	145,685,437	145,654,621

[18] The fair value corresponds to the quotation value in foreign stock exchanges

d. Restricted cash investments-

Restricted cash investments are composed as follows:

	31-12-06		30-06-06	
	Cost	**Market value**	Cost	Market value
	(In thousands of bolivars)			
Restricted cash investments:				
Investment securities subject to repo (agreements to resell)-				
Banco Central de Venezuela: Repo of BDPN nominal value of Bs. 442,246 million, annual yields between 6% and 9.25% and due in January 2007.	**442,246,000**	**442,246,000**[19]	-0-	-0-
Other				
Time deposits in foreign financial institutions with nominal value of US$ 1,463,504, annual yield of 4.67% and monthly due (nominal value of US$ 1,426,157, annual yield of 4.48% and monthly due, as of June 2006).				
Citibank, N.A.	**3,138,631**	**3,138,631**[19]	3,058,537	3,058,537[19]
	445,384,631	**445,384,631**	3,058,537	3,058,537

Restricted cash investments are represented by time deposits maintained in foreign financial institutions destined to guarantee to *Visa International Service Association* and *MasterCard International Inc.* those transactions related to the license contract on the nonexclusive and free use of VISA and MASTERCARD trademarks in the credit cards.

The Bank controls the concentration risk of investments through the implementation of approval, supervision and control mechanisms. The Bank has focused its investing activities mainly in obligations issued by the BCV, which represent 88% of the total investments (79% as of June 30, 2006) and placements in foreign financial institutions, which represent 8% of the total investment securities (15% as of June 30, 2006).

NOTE 5.- LOAN PORTFOLIO:

The loan portfolio is mainly composed of loans and discounts granted to private entities in accordance with the Bank's objectives. The loan portfolio is classified by the debtor's economic activity as follows:

[19] The fair value corresponds to nominal value

	31-12-06	30-06-06
	(In thousands of bolivars)	
Commercial	**250,029,909**	184,490,979
Services	**131,968,059**	105,218,354
Agriculture	**124,477,919**	124,945,045
Industrial	**105,699,341**	78,156,580
Construction	**87,645,251**	78,628,435
Consumer credits	**57,724,008**	44,963,776
Mines and hydrocarbons	**38,369,998**	63,829,912
Miscellaneous	**183,025,393**	125,419,932
	978,939,878	805,653,013
Allowance for loan portfolio	**(13,751,962)**	(12,845,952)
	965,187,916	792,807,061

As of December 31, 2006, Miscellaneous balance includes Bs. 59,724 million (Bs. 43,315 million as of June 30, 2006) corresponding to loans destined to the acquisition and remodeling of houses and Bs. 61,682 million (Bs. 59,990 million, as of June 30, 2006), mostly corresponding to loans to debtors, the economic activity of which is the financing of insurance policies, vehicles, among other financial activities.

The loan portfolio is classified by type of credit as follows:

	31-12-06	30-06-06
	(In thousands of bolivars)	
Time loans	**665,248,479**	552,665,164
Installment loans	**140,144,613**	108,735,871
Consumer credits	**57,724,008**	44,963,776
Financial lease	**46,531,985**	22,069,297
Current account credits	**42,941,481**	48,183,684
Factoring	**20,894,716**	20,946,033
Letters of credit issued and traded	**5,454,596**	8,089,188
	978,939,878	805,653,013
Allowance for loan portfolio	**(13,751,962)**	(12,845,952)
	965,187,916	792,807,061

The loan portfolio is classified by type of guarantee as follows:

			Type of guarantee			
As of December 31, 2006	Total	Unsecured	Pledge	Mortgage	Collateral and guarantees	Other
			(In thousands of bolivars)			
Current	**970,865,731**	**550,853,618**	**27,161,004**	**70,157,403**	**187,187,618**	**135,506,088**
Restructured	**3,813,686**	**-0-**	**-0-**	**1,773,894**	**8,776**	**2,031,016**
Past-due	**3,157,193**	**1,944,762**	**4,445**	**344,019**	**59,350**	**804,617**
In litigation	**1,103,268**	**130,310**	**-0-**	**678,750**	**89,100**	**205,108**
	978,939,878	**552,928,690**	**27,165,449**	**72,954,066**	**187,344,844**	**138,546,829**
Allowance for loan portfolio	**(13,751,962)**					
	965,187,916					

As of June 30, 2006	Total	Unsecured	Type of guarantee			
			Pledge	Mortgage	Collateral and guarantees	Other
			(In thousands of bolivars)			
Current	796,319,269	457,520,246	51,564,553	41,144,539	125,843,629	120,246,302
Restructured	4,691,400	83,126	-0-	2,002,351	248,351	2,357,572
Past-due	3,542,690	1,743,461	57,633	1,566,816	148,217	26,563
In litigation	1,099,654	43,675	-0-	780,786	53,777	221,416
	805,653,013	459,390,508	51,622,186	45,494,492	126,293,974	122,851,853
Allowance for loan portfolio	(12,845,952)					
	792,807,061					

The loan portfolio is classified by maturity as follows:

As of December 31, 2006	Total	Due in 30 days	Due from 31 to 60 days	Due from 61 to 90 days	Due from 91 to 180 days	Due from 181 to 360 days	Due over 360 days
			(In thousands of bolivars)				
Current	970,865,731	217,923,071	84,637,263	221,646,458	151,890,191	67,142,762	227,625,986
Restructured	3,813,686	-0-	-0-	-0-	-0-	-0-	3,813,686
Past-due	3,157,193	2,167,715	301,810	163,425	52,500	71,480	400,263
In litigation	1,103,268	47,317	-0-	27,250	235	141,800	886,666
	978,939,878	220,138,103	84,939,073	221,837,133	151,942,926	67,356,042	232,726,601
Allowance for loan portfolio	(13,751,962)						
	965,187,916						

As of June 30, 2006	Total	Due in 30 days	Due from 31 to 60 days	Due from 61 to 90 days	Due from 91 to 180 days	Due from 181 to 360 days	Due over 360 days
			(In thousands of bolivars)				
Current	796,319,269	243,341,766	68,047,937	176,514,597	130,856,790	46,004,901	131,553,278
Restructured	4,691,400	-0-	-0-	-0-	-0-	-0-	4,691,400
Past-due	3,542,690	1,122,632	-0-	469,634	269,968	182,695	1,497,761
In litigation	1,099,654	47,306	-0-	72,021	235	7,500	972,592
	805,653,013	244,511,704	68,047,937	177,056,252	131,126,993	46,195,096	138,715,031
Allowance for loan portfolio	(12,845,952)						
	792,807,061						

The movement of the allowance for loan portfolio is shown as follows:

	31-12-06	30-06-06
	(In thousands of bolivars)	
Balances, at the beginning of the six-month period	**12,845,952**	12,440,545
Add:		
Increase in allowance-		
Allowance charged to income	**963,545**	367,367
Transfers of "Allowance for accrued interest receivable"	**5,790**	50,262
Less:		
Decrease in allowance-		
Loans charged off	**(63,325)**	(11,786)
Reversal of allowance for loan portfolio	**-0-**	(436)
Balances, at the end of the six-month period	**13,751,962**	12,845,952

As of December 31, 2006, the allowance for loan portfolio includes general provisions amounting to approximately Bs. 10,264 million (Bs. 8,403 million, as of June 30, 2006).

During the six-month period ended December 31, 2006, the Bank recovered loan portfolio charged-off in previous six-month periods for Bs. 535 million (Bs. 9 million, as of June 30, 2006), which were recorded in the "Income from recovery of financial assets" caption.

During the six-month period ended December 31, 2006, unrecognized interests on past-due and in litigation loan portfolio amount to approximately Bs. 11 million (Bs. 516 million, as of June 30, 2006). On the other hand, the Bank collected approximately Bs. 432 million (Bs. 715 million, as of June 30, 2006), corresponding to interests recorded in memorandum accounts in prior six-month periods, related to commercial loans classified as past-due and in litigation, which were recorded as financial revenues.

As of December 31, 2006, the non-interest bearing past-due and in litigation portfolio amounts to approximately Bs. 4,260 million (Bs. 4,642 million, as of June 30, 2006).

As of December 31, 2006, the Bank reported loans destined to the microfinancial system for Bs. 37,507 million (Bs. 34,167 million, as of June 30, 2006), which exceeds the minimum level of 3% of the loan portfolio for the prior six-month period, as required by the Law-Decree of the Amendment Law of the General Law of Banks and Other Financial Institutions.

As of December 31, 2006, the Bank destined financial resources to the agricultural loan portfolio for approximately Bs. 124,478 million (Bs. 123,576 million, as of June 30, 2006). In accordance with the Partial Amendment to the Law-Decree of the Law of Credits for the Agricultural sector, the minimum level to be maintained by the Bank related to loans destined to the agricultural sector was Bs. 117,000 million, equivalent to 16% of the total gross loan portfolio at December 31 of the prior year.

In compliance with the Special Law of Protection to the Mortgage Debtor of Dwelling, and as per Resolution N° 012 dated February 26, 2005 issued by the Ministry of Dwelling and Habitat, as of December 31, 2006, the minimum mortgage loan portfolio required for the granting of short-term loans for the construction of housing solutions was Bs. 51,188 million and long-term loans for the acquisition of dwelling was Bs. 21,938 million (Bs. 20,475 million and Bs. 21,938 million, respectively, as of June 30, 2006). The minimum short-term and long-term mortgage loan portfolio required is equivalent to 7% and 3%, respectively of the total loan portfolio at December 31 year-end of the prior year (40% of 7% and 3% as of June 2006). As of December 31, 2006, the Bank maintains short-term mortgage loans for construction for Bs. 2,839 million and long-term mortgage loans for the acquisition of dwelling for Bs. 35,156 million (Bs. 556 million and Bs. 30,676 million, respectively, as of June 30, 2006).

As of December 31 and June 30, 2006, the loans granted to debtors of the tourism sector amount to Bs. 24,448 million and Bs. 3,351 million and the minimum loan portfolio required by the Partial Amendment of the Law-Decree for the Tourism sector and Resolution N° DM/N° 053 issued on December 28, 2005 by the Ministry of Tourism is Bs. 18,281 million and Bs. 4,570 million, respectively.

NOTE 6.- INVESTMENTS IN SUBSIDIARIES AND AFFILIATES:

As of December 31 and June 30, 2006, the Bank has significant control over the administration of the following financial institution:

As of December 31, 2006	Equity in the capital stock					
	N° of common shares	%	Nominal value per share	Income from equity	Company's net equity	Carrying amount
			Bs.	(In thousands of bolivars)		
Investments in domestic financial institutions:						
Participaciones Vencred, S.A.	44,652,340	89,30	100	7,245	5,863,513	5,236,118
Allowance for investments in subsidiaries and affiliates						(28,301)
						5,207,817

As of June 30, 2006	Equity in the capital stock					
	N° of common shares	%	Nominal value per share	Income from equity	Company's net equity	Carrying amount
			Bs.	(In thousands of bolivars)		
Investments in domestic financial institutions:						
Participaciones Vencred, S.A.	44,652,340	89,30	100	8,953	5,855,400	5,228,873
Allowance for investments in subsidiaries and affiliates						(28,301)
						5,200,572

During the six-month period ended June 30, 2006, the Bank received cash dividends from its subsidiary for approximately Bs. 438 million.

A summary of the financial statements of Participaciones Vencred, S.A. is as follows:

	31-12-06	30-06-06
	(In thousands of bolivars)	
ASSETS		
Cash and due from banks	**34,375**	15,838
Investment securities	**5,386,361**	5,907,800
Loan portfolio	**552,162**	9,813
Interests and commissions receivable	**4,204**	-0-
Premises and equipment	**-0-**	-0-
Other assets	**-0-**	-0-
Total assets	**5,977,102**	5,933,451
LIABILITIES		
Customers' deposits	**12,836**	-0-
Interests and commissions payable	**1,098**	-0-
Accruals and other liabilities	**99,655**	78,051
Total liabilities	**113,589**	78,051
STOCKHOLDERS' EQUITY		
Paid-in capital	**5,000,000**	5,000,000
Capital reserves	**348,940**	347,317
Retained earnings	**514,573**	508,083
Total stockholders' equity	**5,863,513**	5,855,400
Total liabilities and stockholders' equity	**5,977,102**	5,933,451
STATEMENTS OF INCOME		
Financial revenues	**177,084**	150,638
Financial expenses	**(345)**	-0-
Gross financial margin	**176,739**	150,638
Expenses for uncollectibility and impairment of financial assets	**(4,397)**	-0-
Net financial margin	**172,342**	150,638
Other operating income	**-0-**	-0-
Other operating expenses	**(9,442)**	(8,201)
Financial intermediation margin	**162,900**	142,437
Operating expenses	**(154,787)**	(132,437)
Gross operating margin	**8,113**	10,000
Miscellaneous operating income	**-0-**	-0-
Expenses for foreclosed assets	**-0-**	-0-
Miscellaneous operating expenses	**-0-**	-0-
Gross income before income taxes	**8,113**	10,000
Income taxes	**-0-**	-0-
Net income	**8,113**	10,000

NOTE 7.- FINANCIAL STATEMENTS OF THE FOREIGN BRANCH:

A summary of the financial statements of the Grand Cayman branch, which have been integrated with the financial statements of the Bank is shown as follows:

	31-12-06		30-06-06	
	Bs.	US$	Bs.	US$
		(In thousands)		
ASSETS:				
Cash and due from banks	**1,238,244**	**577**	823,853	384
Investment securities	**151,006,158**	**70,412**	152,207,319	70,972
Loan portfolio	**927**	**-0-**	2,549	1
Interests and commissions receivable	**1,627,527**	**759**	460,070	215
Other assets	**221,810**	**104**	34,919	16
	154,094,666	**71,852**	153,528,710	71,588

	31-12-06		30-06-06	
	Bs.	US$	Bs.	US$
		(In thousands)		
LIABILITIES:				
Customers' deposits	134,498,983	62,715	134,560,769	62,743
Other borrowings	-0-	-0-	2,275,465	1,061
Interests and commissions payable	2,269	1	1,574	1
Accruals and other liabilities	19,610	9	63,843	30
	134,520,862	62,725	136,901,651	63,835
ALLOCATED CAPITAL AND ACCUMULATED SURPLUS	19,573,804	9,127	16,627,059	7,753
	154,094,666	71,852	153,528,710	71,588
STATEMENTS OF INCOME:				
Financial revenues	4,105,655	1,914	3,362,377	1,568
Financial expenses	(768,152)	(358)	(631,767)	(295)
	3,337,503	1,556	2,730,610	1,273
Income from recovery of financial assets	-0-	-0-	436	-0-
Expenses for uncollectibility and impairment	(4)	-0-	(389)	-0-
Other operating income	282,896	132	280,102	131
Other operating expenses	(139,726)	(65)	(133,319)	(62)
Operating expenses	(376,898)	(176)	(375,576)	(175)
Other (expense) income, net	(157,026)	(73)	(291,217)	(136)
	(390,758)	(182)	(519,963)	(242)
Net income for the six-month period	2,946,745	1,374	2,210,647	1,031
MEMORANDUM ACCOUNTS:				
Other debit memorandum accounts	579	-0-	-0-	-0-

NOTE 8.- FORECLOSED ASSETS:

Foreclosed assets shown in the balance sheets are represented by:

	31-12-06	30-06-06
	(In thousands of bolivars)	
Assets received in payment	1,121,266	4,886
Works in process received in payment	-0-	900,000
Idle assets	-0-	2,860
	1,121,266	907,746
Allowance for foreclosed assets	(35,515)	(480,574)
	1,085,751	427,172
Other-		
Participación Corporación Galería Los Naranjos, C.A.	6,093,027	6,207,638
Allowance for other foreclosed assets	(45,426)	(45,426)
	6,047,601	6,162,212
	7,133,352	6,589,384

During the six-month period ended December 31, 2006, the Bank was awarded real estate for approximately Bs. 1,161 million, for recovery of loans.

During the six-month period ended December 31, 2006, the Bank sold foreclosed assets with a net book value of Bs. 370 million (Bs. 137 million for the six-month period ended June 30, 2006), which generated a realized gain on sale of assets for Bs. 3,126 million (Bs. 942 million for the six-month period ended June 30, 2006), which are shown in the income for the six-month period in the "Income from foreclosed assets" account, and an unrealized net gain on installment sales of assets for Bs. 4,940 million (Bs. 150 million for the six-month period ended June 30, 2006), shown in the "Accruals and other liabilities" caption.

During the six-month period ended December 31, 2006, the Bank collected loans related to sale of assets made in prior six-month periods and recognized realized gains for Bs. 1,331 million (Bs. 433 million as of June 30, 2006) with charge to deferred gain on sale of assets shown in the "Accruals and other liabilities". Such gains are reported in the "Income from foreclosed assets" account.

The equity in Corporación Galería Los Naranjos, C.A. corresponds to an association agreement for the construction and placement of the mall "Centro Comercial Galería Los Naranjos" on which the bank has a-50% equity. Such property has been totally constructed; however, Management has considered that the association agreement remains effective until the completion of the sale of the commercial premises corresponding to the Bank and the settlement is made. During the six-month period ended December 31, 2006, the Bank received approximately Bs. 115 million (Bs. 259 million during the six-month period ended June 30, 2006) as reimbursement of contributions made by the Bank to such association. (See Note 25).

During the six-month period ended December 31, 2006, the Bank recorded expenses for amortization of foreclosed assets for approximately Bs. 133 million (Bs. 199 million for the six-month period ended June 30, 2006).

NOTE 9.- PREMISES AND EQUIPMENT:

Premises and equipment shown in the balance sheets are represented by:

	31-12-06	30-06-06	Estimated useful life (years)
	(In thousands of bolivars)		
Buildings and facilities	**22,455,257**	22,455,257	40
Computers	**8,586,867**	6,795,660	3
Furniture	**3,078,881**	2,815,657	10
Transportation equipment	**180,120**	-0-	5
Other equipment	**16,683,461**	15,622,278	3
	50,984,586	47,688,852	
Accumulated depreciation	**(24,151,187)**	(22,011,529)	
	26,833,399	25,677,323	
Land	**924,150**	924,150	
Other assets	**11,039**	11,039	
	27,768,588	26,612,512	

As of December 31, 2006, the Bank acquired computers, furniture, transportation equipment and other equipment for Bs. 3,296 million (Bs. 305 million as of June 30, 2006).

As of December 31, 2006, the Bank recognized expenses for depreciation of premises and equipment for Bs. 2,140 million (Bs. 2,082 million as of June 30, 2006).

NOTE 10.- OTHER ASSETS:

Other assets shown in the balance sheets are as follows:

	31-12-06	30-06-06
	(In thousands of bolivars)	
Prepaid taxes	**20,174,159**	2,622,618
Deferred expenses (net of accumulated amortization for Bs. 3,203 million and Bs. 4,664 million, respectively)	**4,762,292**	7,010,055
Items to be applied	**2,703,822**	703,099
Transactions of Suiche 7B network ATM	**929,702**	686,091
Advances to suppliers	**925,030**	397,001
Prepaid expenses:		
Maintenance contracts and other services	**237,567**	394,372
Advertising and marketing expenses	**-0-**	266,823
Insurance premiums	**159,845**	259,838
Other prepaid expenses	**277,295**	188,067
Stock of stationery and numismatics	**278,034**	675,284
Recoverable expenditures	**191,974**	3,114,386
Other	**661,633**	470,678
	31,301,353	16,788,312
Allowances for other assets	**(84,780)**	(106,343)
	31,216,573	16,681,969

"Prepaid taxes" are mainly composed of taxes paid in advance shown in the estimated income tax return for Bs. 12,472 million, tax credits to be applied for Bs. 2,016 million, value-added tax credits amounting to Bs. 3,075 million (Bs. 914 million as of June 2006), value-added tax withholdings for Bs. 2,249 million (Bs. 1,438 million as of June 2006) and other minor amounts for reimbursements requested to the Tax Administration (SENIAT) for withheld income taxes, municipal taxes and property tax.

As of December 31, 2006, the "Deferred expenses" account is mainly composed of balances net of accumulated amortization of the mercantile goodwill for Bs. 3,245 million (Bs. 3,357 million, as of June 30, 2006), resulting from the merger of the Bank in 2002 with Soficrédito Banco de Inversión, C.A. and Sogecrédito, C.A. de Arrendamiento Financiero and Bs. 1,111 million for improvements and facilities made to the Bank's leased branches and agencies (Bs. 3,287 million as of June 30, 2006). As instructed by the SUDEBAN in official document Nº SBIF-DSB-II-GGI-GI5-20598 dated October 5, 2006, during the six-month period ended December 31, 2006, the Bank wrote off in advance leasehold improvements and facilities expenses for Bs. 1,719 million, with charge to "General and administrative expenses", which were represented by security systems, cabling, communication systems, lighting and other expenses necessary to make the owned real estate operative.

The "Items to be applied" account is mainly composed of debit card transactions carried out by customers, which were regularized during the first days of the month following the six-month period closing.

The "Advances to suppliers" account is mainly composed of disbursements made for the facilities of the agencies and counters of the Bank, acquisitions and installations of software or equipment.

The "Other" item includes insurance premiums receivable from employees, lease receivable, value-added tax receivable from customers for financial leasing, among other less significant concepts.

The account "Recoverable expenditures" includes approximately Bs. 141 million (Bs. 3,067 million as of June 30, 2006), that corresponds to payments to suppliers on account of the Bank's customers, which were collected during the first days of the month following year-end.

During the six-month period ended December 31, 2006, the Bank recognized expenses for amortization of deferred charges for Bs. 2,455 million (Bs. 1,565 million for the six-month period ended June 30, 2006).

The movement of the allowance for other assets is composed as follows:

	31-12-06	30-06-06
	(In thousands of bolivars)	
Balances, at the beginning of the six-month period	**106,343**	114,483
Add: increases in allowance-		
Allowance charged to income	**5,984**	-0-
Other	**-0-**	1,792
	5,984	1,792
Less: decrease in allowance		
Write off	**(27,547)**	(9,932)
Balances, at the end of the six-month period	**84,780**	106,343

NOTE 11.- CUSTOMERS' DEPOSITS:

Customers' deposits bear annual interest rates fluctuating between the following parameters:

	31-12-06		30-06-06	
	Rates denominated in Bs.	**Rates denominated in US$**	Rates denominated in Bs.	Rates denominated in US$
Interest-bearing current accounts	**1% - 1.50%**	**1.25%**	1% - 1.50%	1.25%
Other demand obligations	**0.50% - 6%**	**-0-**	0.50%	-0-
Savings deposits	**6.50%-7.50%**	**-0-**	6.50%	-0-
Time deposits	**10%**	**1.97%**	10%	1.88%
Restricted customers' deposits	**6.50%-7.50%**	**1.25%**	6.50%	1.25%

As of December 31, 2006, "Other demand obligations" are mainly represented by registered demand certificates of deposit for Bs. 346,749 million cashier's checks sold for Bs. 36,146 million (Bs. 48,675 million, as of June 30, 2006), funds received from the Bank's trust for Bs. 28,303 million (Bs. 7,426 million as of June 30, 2006), drafts and transfers payable for Bs. 360 million (Bs. 4,741 million, as of June 30, 2006) and payment orders pending to be applied to their accounts for Bs. 15,359 million.

As of December 31, 2006, "Restricted customers' deposits" include Bs. 62,351 million, corresponding to inactive savings deposits and current accounts in local and foreign currency (Bs. 79,170 million, as of June 30, 2006) and Bs. 48,856 million corresponding to the total of restricted customers' deposits in foreign currency that guarantee current account credits, among other credit transactions (Bs. 49,896 million, as of June 30, 2006).

The maturities of "Customers' deposits" are shown in Note 18.

NOTE 12.- OTHER BORROWINGS:

Other borrowings shown in the balance sheets consist of the following:

	31-12-06		30-06-06	
	Bs.	Interest rate	Bs.	Interest rate
	(In thousands)		(In thousands)	
Obligations with domestic financial institutions due in one year or less:				
Overdrafts in demand deposits	**15,843,029**	**-0-**	31,784,317	-0-
Demand deposits	**8,622,351**	**13.75%**	9,578,028	5.2%
Borrowings from other financial institutions	**500,000**	**3%**	30,613,440	4% - 5.25%
Other	**1,235,207**	**-0-**	922,252	-0-
	26,200,587		72,898,037	
Obligations with foreign financial institutions due in one year or less:				
Overdrafts in demand deposits	**-0-**	**-0-**	2,275,465	-0-
Demand deposits	**400,741,750**	**1% - 1.50%**	280,761,613	1% - 1.50%
	400,741,750		283,037,078	
Obligations for other borrowings due over one year	**1,101,119**	**11.06% -11.75%**	1,124,776	11.75%
	428,043,456		357,059,891	

Other borrowings are mainly composed of deposits maintained by a foreign financial institution.

"Obligations for other borrowings due over one year" correspond to funds received from Fondo de Crédito Industrial (FONCREI) destined to special borrowing programs for the small and medium industry.

As of December 31 and June 30, 2006, other borrowings are due in 180 days or less, except for the "Obligations for other borrowings due over one year" that are due between 3 and 8 years (4 and 9 years for June 2006) (see Note 18).

NOTE 13.- ACCRUALS AND OTHER LIABILITIES:

Accruals and other liabilities shown in the balance sheets are represented by:

	31-12-06	30-06-06
	(In thousands of bolivars)	
Provision for income taxes	**25,623,540**	13,123,540
Profit-sharing payable to employees	**11,327,247**	7,411,319
Items to be applied	**11,164,852**	10,202,642
Provisions for contingencies	**8,367,857**	6,684,475
Deferred income	**7,721,399**	4,129,820
Checks removed from the system (including US$ 202,686 and US$ 202,584, respectively)	**5,857,415**	5,935,701
Statutory earnings payable	**4,941,962**	3,553,686
Provision for contracted services	**3,855,398**	3,358,093
Accrual for labor indemnities	**2,622,713**	1,729,604
Dividends payable	**1,960,262**	1,593,683
Provision for contingent loans (see Note 16)	**1,728,191**	1,310,651
Vacation bonus payable	**1,592,805**	1,500,701
Mandatory social security payable	**1,561,125**	949,551
Provisions for retirement pension plan (see Note 20)	**-0-**	1,188,150
Income taxes withheld to third parties payable:		
Withheld value-added tax	**721,070**	314,616
Withheld income taxes	**430,074**	261,577
Provisions for claims	**275,582**	354,475
Provision for integral anti-money laundering prevention	**64,843**	101,333
Other	**3,418,423**	2,091,377
	93,234,758	65,794,994

The profit-sharing payable to employees and statutory earnings are calculated on the basis of the liquid profits for the six-month period, as provided by the current collective contract and the Bank's bylaws.

As of December 31, 2006, the "Items to be applied" account includes Bs. 9,588 million (Bs. 6,436 million, as of June 30, 2006), received from customers in its condition of exchange operator for the purchase and sale of dollars related to imports and exports, which were settled by the BCV in the month following the year-end. Additionally, as of December 31, 2006, this account includes Bs. 1,173 million (Bs. 1,386 million as of June 30, 2006), and advances received to guarantee the sale of real estate awarded in payment of loans for Bs. 319 million (Bs. 2,162 million as of June 30, 2006).

As of December 31 and June 30, 2006, the "Provisions for contingencies" item includes the estimations made by Management to cover future tax, labor and/or civil contingencies, among others (see Note 21).

As of December 31 and June 30, 2006, deferred income is composed as follows:

	31-12-06	30-06-06
	(In thousands of bolivars)	
Deferred income from sale of assets	**6,577,206**	2,994,473
Financial interest collected in advance	**610,799**	413,680
Lease collected in advance	**301,768**	478,911
Deferred lease receivable	**140,732**	121,755
Interest not collected on current loans	**61,801**	68,903
Interests capitalized on restructured loan portfolio	**13,535**	29,770
Proceeds from purchase of mortgage loans	**15,558**	22,328
	7,721,399	4,129,820

As of December 31 and June 30, 2006, the "Deferred income from sale of assets" account corresponds to the unrealized gain obtained from the installment sale of assets. The corresponding borrowings granted are recorded in the "Loan portfolio" caption (see Note 5).

The account "Checks removed from the system" corresponds to cashiers' checks issued by the Bank to its customers with an aging over one year, which have been reclassified for control purposes.

During the six-month period ended December 31, 2006, the Bank created allowances for contingent loans for Bs. 418 million, with charge to the "Expenses for uncollectible and impaired financial assets" caption. During the six-month period ended June 30, 2006, the Bank reversed allowances for contingent loans considered in excess for Bs. 195 million, which was recorded in the "Income from recovery of financial assets" caption.

NOTE 14.- STOCKHOLDERS' EQUITY:

a. Paid-in capital-

As of December 31 and June 30, 2006, the Bank's subscribed and paid-in capital stock amounts to Bs. 50,400 million, composed of 100,800,000 fully paid common shares with a nominal value of Bs. 500 each.

b. Capital reserves-

As provided by the Law of Banks and Other Financial Institutions, the Bank must transfer to the legal reserve a minimum of 20% of the net income for each period until the legal reserve reaches 50% of the capital stock. When this limit is reached, at least 10% of liquid benefits for each six-month period shall be used to increase the legal reserve fund until reaching

100% of the capital stock. Additionally, the Bank's bylaws provide that once that limit reaches 100% of the capital stock, the Bank will continue reserving 5% of the liquid benefits for each six-month period. As of December 31 and June 30, 2006, the Bank transferred Bs. 2,828 million and Bs. 2,041 million, respectively, to the legal reserve equivalent to 5% of liquid benefits obtained during each six-month period.

c. Retained earnings-

- *Restricted earnings:*

Restricted undistributed earnings are composed as follows:

	31-12-06	30-06-06
	(In thousands of bolivars)	
Restricted earnings as per Resolution N° 329-99	**43,342,822**	15,396,815
Retained earnings - foreign branch	**18,501,505**	15,554,759
Accumulated unrealized gain from valuation of gold in coins	**349,827**	349,827
Accumulated unrealized gain from equity in affiliate	**705,206**	697,961
	62,899,360	31,999,362

On December 28, 1999, the SUDEBAN issued Resolution N° 329-99 through which it required the reclassification of 50% of the semi-annual income and 50% of the balance of the "Available undistributed earnings" account for the six-month periods prior to December 31, 1999 to the "Restricted undistributed earnings" account. The amounts included in the latter account could not be available to be distributed as cash dividends and could only be used for capital stock increases.

On August 9, 2002, the Bank filed a nullification appeal together with a request of innominate cautionary measure against the Resolution N° 329-99, dated December 28, 1999 before the First Court in Contentious Administrative matters. On August 14, 2002, the Court granted the innominate cautionary measure requested by the Bank; accordingly, it ordered to the Regulating entity to abstain from the application of such resolution and thus abstain from adopting measures based thereon until the main nullification appeal requested is decided. In sentence dated April 25, 2006, the Court revoked the cautionary measure that benefited the Bank from 2002, thus beginning the application of such resolution from the date of the sentence. In virtue thereof, for the six-month period ended December 31, 2006, the Bank transferred Bs. 22,916 million (Bs. 15,397 million in June 2006) equivalent to 50% of the income for the six-month period, not available for sharing dividends and Bs. 5,030 million not restricted the prior six-month period.

On December 20, 2006, through official document Nº SBIF-DSB-II-GGI-G15-24496, the SUDEBAN instructed the Bank to reclassify the amounts not restricted in prior six-month periods from "Available undistributed earnings" to "Restricted earnings" in conformity with such cautionary measure for a total amount of Bs. 159,927 million, since the First Court in Contentious Administrative matters declared applicable the opposition appeal filed by this entity against such cautionary measure. On December 29, 2006, the Bank filed a reconsideration appeal by requesting the nullification of the instruction referred to above on the basis that the Court revoked the cautionary measure and did not declare it as nullified; therefore, its effects are toward the future. To date, the SUDEBAN has not issued any pronouncement on this appeal (see Note 21).

During the six-month period ended December 31, 2006, the Bank restricted the net income from its foreign branch for a total amount of Bs. 2,947 million (Bs. 2,211 as of June 30, 2006) and the unrealized income from equity in its subsidiary for Bs. 7 million (Bs. 9 million as of June 2006). In accordance with current regulations, these amounts are not available for sharing as dividends until the subsidiary declares the corresponding dividend or the Branch sends the retained earnings obtained in prior periods to the Main Office.

During the six-month period ended June 30, 2006, the Bank transferred the available earnings amounting to Bs. 2,582 million, from the Restricted undistributed earnings to Available undistributed earnings, which correspond to dividends received from its subsidiary for Bs. 438 million and remittances received from its Branch for US$ 1 million (Bs. 2,145 million), provided from earnings generated in prior periods.

- *Dividends declared:*
During the regular Stockholders' meeting held on August 15, 2006, the stockholders approved a capital stock increase of the Bank by Bs. 2,016 million, equivalent to 4,032,000 shares with a nominal value of Bs. 500 each, through the decree of a stock dividend with charge to "Restricted earnings". On November 29, 2006, through official document Nº SBIF-DSB-II-GGCJ-GALE-23635, the SUDEBAN authorized such capital increase, which will be effective once the Venezuelan Securities and Exchange Commission approves so (see Note 25).

During the regular Stockholders' meeting held on August 15, 2006, the stockholders approved two cash dividends of Bs. 10 per share, equivalent to Bs. 2,016 million, payable in September and December 2006 and two extraordinary cash dividends, the first of Bs. 153.80

per share, equivalent to Bs. 15,503 million, payable in August 2006, and the second of Bs. 0.20 per share, equivalent to Bs. 20 million, payable as the Executive Committee determines so, with charge to Available undistributed earnings as of June 30, 2006.

During the regular Stockholders' meeting held on February 14, 2006, the stockholders approved to declare two cash dividends of Bs. 10 per share, equivalent to Bs. 2,016 million, and one extraordinary cash dividend of Bs. 250 per share, equivalent to Bs. 25,200 million, payable on March 3, 2006, with charge to Available undistributed earnings as of December 31, 2005.

d. Risk capital indexes-

As of December 31 and June 30, 2006, the indexes maintained, which are calculated by the Bank on the basis of the amounts shown in its financial statements, and the indexes required in accordance with the standards provided by the SUDEBAN are as follows:

	31-12-06		30-06-06	
	Index maintained	**Index required**	Index maintained	Index required
Risk capital – Global	**15.82%**	**12%**	15.49%	12%
Stockholders' equity / total assets	**8.55%**	**8%**	9.50%	8%

NOTE 15.- <u>OTHER OPERATING INCOME</u>:

Other operating income shown in the statements of income are composed as follows:

	31-12-06	30-06-06
	(In thousands of bolivars)	
Commissions for services	**34,625,980**	28,265,235
Income from sale of investment securities	**7,980,695**	1,142
Income from exchange difference (Note 23)	**268,515**	668,112
Income from equity participation (Note 6)	**7,245**	8,953
	42,882,435	28,943,442

Income from exchange difference mainly results from arbitration of foreign currencies and valuation of gold in coins at year-end.

NOTE 16.- MEMORANDUM ACCOUNTS:

Memorandum accounts shown in the balance sheets correspond to the following transactions carried out by the Bank:

	31-12-06	30-06-06
	(In thousands of bolivars)	
Contingent debit accounts:		
Repo investment securities	**442,246,000**	-0-
Lines of credit immediately available	**189,480,576**	167,951,194
Guarantees granted	**133,066,192**	115,392,813
Letters of credit issued not traded	**36,490,937**	14,678,942
Letters of credit confirmed not traded	**-0-**	322,500
Loan commitments	**7,958,616**	-0-
	809,242,321	298,345,449
Trust assets	**707,051,372**	2,844,306,107
Commissions and trusts	**-0-**	96,807,201
Other debit memorandum accounts-		
Custodials received	**1,854,640,810**	1,567,835,080
Guarantees received	**1,407,976,110**	1,122,112,404
Collections	**5,975,204**	9,086,235
Other record accounts	**118,201,733**	94,134,928
	3,386,793,857	2,793,168,647
	4,903,087,550	6,032,627,404

a. Contingent debit accounts-

Credit financial instruments:

In the normal course of business, the Bank maintains credit financial instruments in order to meet its clients' financial needs. As of December 31 and June 30, 2006, these instruments mainly consist of guarantees, lines of credit and letters of credit for Bs. 366,996 million and Bs. 298,345 million, respectively, and are recorded in the "Contingent debit accounts" caption.

"Repo investment securities" for Bs. 442 million correspond to short-term purchase agreements of securities to resell, namely repo, entered into with B.C.V. (See Note 4).

The maximum potential credit risk of these commitments is equal to the nominal value of the contracts if the other parties involved in the financial instrument fail to comply with the terms of the contracts. The Bank controls the credit risk of these instruments by establishing mechanisms of credit approvals, collateral requirements and other supervision and control procedures. The Bank evaluates each client's credit capacity, based on the same criteria applied for credit financial instruments recognized in the balance sheet.

As of December 31 and June 30, 2006, the provisions for contingent portfolio amount to approximately Bs. 1,728 million and Bs. 1,311 million, respectively, and are recorded in the "Accruals and other liabilities" caption.

b. Trust assets

The Bank manages trusted assets on behalf of third parties. The summarized balance sheets of the trust are presented as follows:

	31-12-06	30-06-06
	(In thousands of bolivars)	
ASSETS:		
Cash and due from banks	**73,293,245**	7,872,524
Investment securities	**234,864,769**	251,121,288
Loan portfolio	**379,980,977**	309,962,143
Interests and commissions receivable	**841,844**	1,819,949
Assets received for administration	**1,065,178**	1,054,689
Other assets	**17,005,359**	2,272,475,514
	707,051,372	2,844,306,107
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Other accounts payable and other liabilities	**2,029,545**	1,811,754
Stockholders' equity	**705,021,827**	2,842,494,353
	707,051,372	2,844,306,107

Trust assets are classified by purpose and type of contracting entity as follows:

<u>As of December 31, 2006</u>:

Type of trust	Natural and juridical persons	Central Administration	Public, state, municipal and central administrations	Decentralized entities and other entities with special regime	Total
			(In thousands of bolivars)		
Investment	**10,197,212**	**-0-**	**-0-**	**-0-**	**10,197,212**
Guarantee	**19,092,543**	**-0-**	**-0-**	**-0-**	**19,092,543**
Administration	**677,026,881**	**148,450**	**72,286**	**514,000**	**677,761,617**
	706,316,636	**148,450**	**72,286**	**514,000**	**707,051,372**

As of June 30, 2006:

Type of trust	Natural and juridical persons	Central Administration	Public, state, municipal and central administrations	Decentralized entities and other entities with special regime	Total
			(In thousands of bolivars)		
Investment	10,004,512	-0-	-0-	-0-	10,004,512
Guarantee	2,292,241,918	-0-	-0-	-0-	2,292,241,918
Administration	541,316,248	176,686	70,411	496,332	542,059,677
	2,843,562,678	176,686	70,411	496,332	2,844,306,107

As of December 31 and June 30, 2006, funds granted in trust by private entities represent 99.89% and 99.97% of the total of trusted funds.

Under Article N° 51 of the Decree-Law of the General Law of Banks and Other Financial Institutions the total amount of the trusted funds will not exceed 5 times the stockholders' equity of the trust institution. the Bank filed a nullification appeal before the First Court in Contentious Administrative matters against such Article and obtained an innominate cautionary measure that allowed it to exclude from the calculation of the trusted assets/equity ratio a guarantee trust of Bs. 2,254,881 million, as it did not represent a loss risk for the Bank.

On April 25, 2006, the Court declared the nullification appeal overruled and annulled the cautionary measure decreed by this same Court on May 2, 2002. In compliance therewith, on May 3 and June 30, 2006, the Bank communicated to the truster its waiver to the trust agreement and requested to it the designation of a new trustee to transfer the trusted assets; therefore, such trust was rescinded during the six-month period ended December 31, 2006.

As of December 31 and June 30, 2006, the total of trusted funds does not exceed such equity ratio upon exclusion of the guarantee trust mentioned below as of June 30, 2006.

Trusts' investment securities:

As of December 31 and June 30, 2006, investment securities are valued and presented at the acquisition cost, adjusted by the amortization of premiums or discounts, as applicable. A detail of such investments is shown as follows:

	31-12-06	30-06-06
	(In thousands of bolivars)	
Local currency	**215,300,101**	233,192,999
Foreign currency	**19,564,668**	17,928,289
	234,864,769	251,121,288

Trusts' investments for the periods ended December 31 and June 30, 2006, are presented as follows:

	31-12-06		30-06-2006	
	Amortized or acquisition cost	**Fair market value**	Amortized or acquisition cost	Fair market value
		(In thousands of bolivars)		
Investment securities issued and/or guaranteed by the Government-				
Treasury bills, annual yields between 3.87% and 3.90%, nominal value of Bs. 12,000 million and due from 73 to 87 days, as of December 2006 (annual yields between 6.88% and 7.10%, nominal value of Bs. 21,000 million and due from 61 to 89 days, as of June 2006).	**11,898,156**	**11,895,793**[20]	20,674,549	20,671,164[20]

[20] The fair value is equivalent to the current value of discounted future cash flows

	31-12-06		30-06-2006	
	Amortized or acquisition cost	**Fair market value**	Amortized or acquisition cost	Fair market value
National Public Debt Bonds, annual yield between 6.61% and 8.45%, nominal value of Bs. 1,700 million and due from 284 to 992 days, as of December 2006 (annual yields between 9.75% and 10.05%, nominal value of Bs. 1,700 million and due from 468 to 1,176 days, as of June 2006).	1,690,400	1,710,124[21]	1,687,026	1,794,800[21]
	13,588,556	13,605,917	22,361,575	22,465,964
Time deposits in foreign financial institutions-[22]				
Barclays Bank, PLC, with annual yields between 5.22% and 5.24% , nominal value of US$ 4,996,598 and due from 3 to 29 days, as of December 2006 (annual yield between 5.14% and 5.20%, nominal value of US$ 4,867,397 and due from 6 to 27 days, as of June 2006).	10,715,702	10,715,702[23]	10,438,619	10,438,619[23]
Bank of America, N.T., with annual yield of 4.54%, nominal value of US$ 2,613,650 and due in 2 days, as of December 2006 (annual yield of 4.31%, nominal value of US$ 2,033,132 and due in 3 days, as of June 2006).	5,605,235	5,605,235[23]	4,360,255	4,360,255[23]
	16,320,937	16,320,937	14,798,874	14,798,874
Obligations issued by foreign financial institutions-[22]				
Federal NATL MTG, with annual yield of 5.15%, nominal value of US$ 1,114,000 and due in 31 days, as of December 2006	2,378,627	2,379,528[24]	-0-	-0-
Lehman Bross Inc., with annual yield of 6.50%, nominal value of US$ 169,000 and due in 471 days, as of December 2006	368,459	366,537[24]	-0-	-0-
Federal Home Loan Bank, with annual yield of 4.83%, nominal value of US$ 1,084,000 and due in 35 days, as of June 2006	-0-	-0-	2,313,955	2,314,053[24]
	2,747,086	2,746,065	2,313,955	2,314,053
Obligations issued by foreign private nonfinancial companies-[24]				
Costco Wholesale Corporation, with annual yield of 5.50%, nominal value of US$ 117,000 and due from 74 to 258 days, as of December and June 2006, respectively:	252,097	250,795[24]	255,028	250,175[24]
International Business Machs Corp, with annual yield of 6.45%, nominal value of US$ 112,000 and due from 213 to 397 days, as of December and June 2006, respectively.	244,548	241,997[24]	248,307	242,597[24]
WalMart Stores Inc., with annual yield of 8%, nominal value of US$ 144,000 and due at 77, as of June 2006	-0-	-0-	312,125	310,110[24]
	496,645	492,792	815,460	802,882
Obligations issued by domestic private nonfinancial companies-				
Mercantil Servicios Financieros, C.A., with annual yield between 11.70% and 14.22%, nominal value of Bs. 13,985 million, and due from 83 to 1,422 days, as of December 2006 (annual yield between 11.59% and 13.06%, nominal value of Bs. 13,735 million, and due from 136 to 510 days, as of June 2006).	13,985,100	13,985,100[24]	13,733,413	13,733,413[24]
UNICON, C.A., with annual yield of 12.75%, nominal value of Bs. 1,500 million, and due in 945 days, as of December 2006	1,500,000	1,500,000[24]	-0-	-0-
	15,485,100	15,485,100	13,733,413	13,733,413

[21] The fair value is equivalent to the current value of discounted future cash flows
[22] It corresponds to Customer-directed trust
[23] The fair value corresponds to nominal value
[24] The fair value corresponds to the quotation value in foreign stock exchanges

	31-12-06		30-06-2006	
	Amortized or acquisition cost	**Fair market value**	Amortized or acquisition cost	Fair market value
Corporate commercial papers issued by domestic private nonfinancial companies-				
Procesadora Venezolana de Cereales, S.A. (PROVENCESA), annual yields between 5.74% and 5.99%, nominal value of Bs. 25,000 million and due between 64 and 176 days, as of December 2006 (annual yields between 8% and 8.50%, nominal value of Bs. 25,526 million and due between 10 and 115 days, as of June 2006).	**24,531,730**	**24,531,730[25]**	25,163,890	25,163,890[25]
Mercantil Servicios Financieros, C.A., annual yields between 6.75% and 7%, value of Bs. 15,382 million and due from 115 and 265 days, as of December 2006 (annual yields between 8.49% and 10.5%, value of Bs. 16,512 million and due from 60 to 138 days, as of June 2006).	**14,785,413**	**14,785,413[25]**	16,067,035	16,067,035[25]
C.A. Electricidad de Caracas, S.A.C.A., with annual yields between 6.39% and 6.49%, nominal value of Bs. 8,999 million and due from 33 to 129 days, as of December 2006 (annual yield of 8.25%, nominal value of Bs. 2,300 million and due in 7 days, as of June 2006)	**8,855,788**	**8,855,788[25]**	2,296,360	2,296,360[25]
Manufacturas de Papel, S.A.C.A. (MANPA), annual yields between 6.24% and 7.09%, nominal value of Bs. 7,000 million and due from 127 to 305 days, as of December 2006 (annual yields between 8.50% and 11.50%, nominal value of Bs. 6,500 million and due from 38 to 77 days, as of June 2006).	**6,676,370**	**6,676,370[25]**	6,409,589	6,409,589[25]
Banco del Caribe, with annual yield of 6.49%, nominal value of Bs. 1,500 million and due in 81 days, as of December 2006	**1,478,452**	**1,478,452[25]**	-0-	-0-
UNICON, with annual yield of 6.49%, nominal value of Bs. 3,500 million and due in 113 days, as of December 2006	**3,430,400**	**3,430,400[25]**	-0-	-0-
Corporación Telemic, C.A., with annual yield of 8.99%, nominal value of Bs. 1,000 million and due in 66 days, as of December 2006	**984,192**	**984,192[25]**	-0-	-0-
Inversiones Selva, C.A., with annual yield of 9.25%, nominal value of Bs. 1,305 million and due in 60 days, as of December 2006 (annual yields between 9.99% and 10.75%, nominal value of Bs. 1,723 million and due from 68 to 81 days, as of June 2006.	**1,283,858**	**1,283,858[25]**	1,524,216	1,524,216[25]
	62,026,203	**62,026,203**	51,461,090	51,461,090
Time deposits in domestic financial institutions-				
Banco Plaza, S.A. annual yield between 7% and 10%, nominal value of Bs. 3,073 million and due from 4 to 26 days, as of June 2006.	**-0-**	**-0-**	3,073,301	3,073,301[26]
Other obligations-				
Banco de Venezuela, S.A. Banco Universal, with annual yield between 5% and 5.25%, nominal value of Bs. 44,816 million and due from 10 to 22 days, as of December 2006 (annual yield between 8% and 10%, nominal value of Bs. 32,770 million and due from 4 to 18 days, as of June 2006).	**44,816,440**	**44,816,440[26]**	32,769,916	32,769,916[26]

[25] The fair value is equivalent to amortized or acquisition cost, as applicable

[26] The fair value corresponds to nominal value

	31-12-06		30-06-2006	
	Amortized or acquisition cost	**Fair market value**	Amortized or acquisition cost	Fair market value
Banco Exterior, C.A. Banco Universal, with annual yield of 4.75%, nominal value of Bs. 39,798 million and due from 2 to 23 days, as of December 2006 (annual yield of 8%, nominal value of Bs. 27,330 million and due from 4 to 27 days, as of June 2006).	**39,798,162**	**39,798,162**[27]	27,329,862	27,329,862[27]
Banco del Caribe, C.A. Banco Universal, with annual yields between 4.75% and 5%, nominal value of Bs. 19,816 million and due from 3 to 18 days, as of December 2006 (annual yield of 8%, nominal value of Bs. 28,031 million and due from 4 to 27 days, as of June 2006).	**19,816,064**	**19,816,064**[27]	28,031,498	28,031,498[27]
ABN AMRO BANK, with annual yield between 4% and 4.75%, nominal value of Bs. 19,770 million and due between 3 and 15 days, as of December 2006 (annual yield between 6.5% and 7%, nominal value of Bs. 13,100 million and due between 18 and 19 days, as of June 2006).	**19,769,576**	**19,769,576**[27]	13,100,000	13,100,000[27]
Banco Provincial, C.A. Banco Universal, with annual yield of 7%, nominal value of Bs. 32,156 million and due from 4 to 26 days, as of June 2006.	**-0-**	**-0-**	32,156,122	32,156,122[27]
Corp Banca, C.A. Banco Universal, with annual yield of 7%, nominal value of Bs. 4,300 million and due in 11 days, as of June 2006	**-0-**	**-0-**	4,300,000	4,300,000[27]
Banco Mercantil, S.A. Banco Universal, with annual yield of 7%, nominal value of Bs. 4,876 million and due between 7 and 13 days, as of June 2006	**-0-**	**-0-**	4,876,222	4,876,222[27]
	124,200,242	**124,200,242**	142,563,620	142,563,620
	234,864,769	**234,877,256**	251,121,288	251,213,197

Maturities for investment securities are as follows:

	31-12-06		30-06-06	
	Amortized or acquisition cost	**Fair market value**	Amortized or acquisition cost	Fair market value
	(In thousands of bolivars)			
Due in six months or less	**209,663,635**	**209,660,871**	239,945,827	239,940,525
Due from six months to one year	**17,240,551**	**17,248,293**	8,240,128	8,235,275
Due from one to five years	**7,960,583**	**7,968,092**	2,935,333	3,037,397
	234,864,769	**234,877,256**	251,121,288	251,213,197

As of December 31, 2006, investment securities are 53% (57% as of June 2006) mainly represented by time placements in domestic financial institutions and 33% (26% as of June 2006) represented by commercial papers and obligations issued by domestic private nonfinancial companies.

[27] The fair value corresponds to nominal value

Trust loan portfolio:

The trust loan portfolio is mainly composed of loans granted to beneficiaries, which amounts to Bs. 379,981 million (Bs. 309,962 million, as of June 30, 2006).

The loans granted to beneficiaries are mainly destined to the construction, acquisition, improvement or repair of housing, acquisition of vehicles and transportation vehicles and other, such as school pensions or medical services expenses.

As of December 31 and June 30, 2006, the loans to beneficiaries are mainly composed of loans guaranteed with labor indemnities granted to trusters and loans granted with funds of customer-directed trusts, which have been created by trusters for the purpose of granting borrowing programs for the acquisition, improvement or repair of housing to its employees (trust beneficiaries), which are guaranteed through real estate mortgages. Trust contracts release the Bank from loan risk losses.

As of December 31 and June 30, 2006, loans to beneficiaries are classified as normal risk according to parameters provided by Resolution N° 009-1197 on "Standards related to the Classification of the Loan Portfolio Risk and Calculation of its Provisions", considering for those social interest trusts the particular conditions set forth therefor.

Loans receivable from beneficiaries are classified by type of guarantee as follows:

	31-12-06	30-06-06
	In thousands of bolivars	
Guarantees on monies	**219,579,339**	193,703,535
Mortgage guarantee	**85,190,840**	46,745,588
Chattel guarantee	**58,736,745**	51,054,872
Dominion reserve	**15,813,375**	17,284,234
Collateral and guarantees	**660,678**	1,173,914
	379,980,977	309,962,143

The "Guarantees on monies" correspond to loans receivable from beneficiaries guaranteed on labor indemnities or monies held by trusters in savings and loan entities or funds managed by the trust.

Loans to beneficiaries are classified by maturity as follows:

	31-12-06	30-06-06
	In thousands of bolivars	
Due in 6 months or less	**7,040,554**	9,500,265
Due from 6 to 12 months	**10,205,084**	3,998,079
Due from 12 to 24 months	**17,788,521**	13,516,686
Due over 24 months	**120,992,908**	68,316,126
Undefined maturity	**223,953,910**	214,630,987
	379,980,977	309,962,143

As of December 31 and June 30, 2006, the loans to beneficiaries classified as Undefined maturity mainly correspond to loans receivable from beneficiaries guaranteed with their labor indemnities or on their monies maintained in savings funds or savings and loan entities without a defined payment date or capital amortization, as provided by the trust contracts. However, the total payment of such loans will be effective as the beneficiary terminates its labor or contractual relationship with the truster.

c. Commissions and other trusts-

On July 3, 2003, the Bank was designated as Commission Agent of a Multilateral Entity. The commission contract sets forth that the principal has delivered 96,807,201 shares of a company (the borrower), with a nominal value of Bs. 1,000 each in order that the Bank maintain these in custody on behalf of the multilateral entity for the purpose of guaranteeing a borrowing granted to the borrower.

NOTE 17.- FAIR VALUE OF FINANCIAL INSTRUMENTS:

The accounting standards of the SUDEBAN require the disclosure of information on the fair value of those financial instruments for which it is common to estimate such value. The fair values included herein do not necessarily show the amounts for which the Bank might negotiate its financial instruments in the market.

As of December 31 and June 30, 2006, the Bank applied the following methods and assumptions to estimate the fair value of those financial instruments for which it is practical to calculate such value:

a. Cash and due from banks: The book value for these short-term instruments is equivalent to the fair value.

b. Investment securities, including investments in shares of unconsolidated subsidiaries:

- Investment securities listed on the stock exchange: the market price effective at the end of the six-month period is considered as fair value.
- Shares in subsidiaries: fair value is considered as equity value in accordance with the subsidiary's financial statements.
- Deposits in banks and other financial institutions: the nominal value of these short-term instruments is similar to fair value.
- Debt securities not listed on the stock exchange: the fair value of investment securities issued by Banco Central de Venezuela is equivalent to nominal value since they are short-term investments, while in medium-term obligations the fair value is similar to book value since such investments adjust their interest rates on a monthly basis.

c. Loan portfolio: the productive loan portfolio of the Bank (current and restructured loans) is mainly composed of short-term credits. The Bank modifies the amount of their loans on a monthly basis, according to the market rates. Accordingly, the book value of the productive loan portfolio (except for the general provision) is equivalent to its fair value. The net book value of the nonproductive loan portfolio (past due and in-litigation loans), totally or partially provisioned or non-interest bearing, is equivalent to its fair value.

d. Customers' deposits: The fair values shown for demand deposits are equivalent to the amount payable on demand at year-end, in other words, their book value.

e. Other financial intermediation obligations and other borrowings: Loans received from financial institutions approximate their fair values.

The book and fair values estimated for the financial instruments of the Bank and its Branch are as follows:

	31-12-06		30-06-06	
	Book value	**Fair value**	Book value	Fair value
	(In thousands of bolivars)			
ASSETS:				
Cash and due from banks	**681,587,352**	**681,587,352**	376,325,295	376,325,295
Investment securities	**1,376,373,624**	**1,376,348,035**	781,743,855	781,713,039
Loan portfolio	**965,187,916**	**975,451,776**	792,807,061	801,210,480
Interests and commissions receivable	**15,138,023**	**15,138,023**	12,604,809	12,604,809
Investments in subsidiaries, affiliates and branches	**5,207,817**	**5,236,118**	5,200,572	5,228,873
	3,043,494,732	**3,053,761,304**	1,968,681,592	1,977,082,496

	31-12-06		30-06-06	
	Book value	**Fair value**	Book value	Fair value
	(In thousands of bolivars)			
LIABILITIES:				
Customers' deposits	**2,355,092,695**	**2,355,092,695**	1,395,365,867	1,395,365,867
Other borrowings	**428,043,456**	**428,043,456**	357,059,891	357,059,891
Other financial intermediation obligations	**4,505,720**	**4,505,720**	7,966,639	7,966,639
Interests and commissions payable	**793,421**	**793,421**	537,675	537,675
	2,788,435,292	**2,788,435,292**	1,760,930,072	1,760,930,072
MEMORANDUM ACCOUNTS:				
Contingent debit accounts	**809,242,321**	**809,242,321**	298,345,449	298,345,449
Trust assets	**707,051,372**	**707,063,859**	2,844,306,107	2,844,397,918
Other trusts	**-0-**	**-0-**	96,807,201	96,807,201
Other debit memorandum accounts	**3,386,793,857**	**3,386,793,857**	2,793,168,647	2,793,168,647
Investments transferred	**-0-**	**-0-**	382,028,138	382,028,138
	4,903,087,550	**4,903,100,037**	6,414,655,542	6,414,747,353

NOTE 18.- MATURITY OF ASSETS AND LIABILITIES:

Maturities of financial assets and liabilities shown in the balance sheets are as follows:

As of December 31, 2006:

	Due in 6 months or less	Due from 6 to 12 months	Due from 12 to 18 months	Due from 18 to 24 months	Due over 24 months	Total
			(In thousands of bolivars)			
ASSETS:						
Cash and due from banks	681,587,352	-0-	-0-	-0-	-0-	681,587,352
Investment securities						
Placements with BCV and interbank transactions	778,549,107	-0-	-0-	-0-	-0-	778,549,107
Available-for-sale investment securities	5,516,818	-0-	-0-	-0-	-0-	5,516,818
Held-to-maturity investment securities	134,847,953	11,005,374	-0-	-0-	1,069,741	146,923,068
Restricted cash investment securities	445,384,631	-0-	-0-	-0-	-0-	445,384,631
Loan portfolio, net	673,640,909	66,409,976	5,747,180	21,060,818	198,329,033	965,187,916
Interests and commissions receivable	15,138,023	-0-	-0-	-0-	-0-	15,138,023
Investments in subsidiaries	-0-	-0-	-0-	-0-	5,207,817	5,207,817
	2,734,664,793	77,415,350	5,747,180	21,060,818	204,606,591	3,043,494,732
LIABILITIES:						
Customers' deposits	2,355,092,695	-0-	-0-	-0-	-0-	2,355,092,695
Other borrowings	426,942,337				1,101,119	428,043,456
Other financial intermediation obligations	4,505,720	-0-	-0-	-0-	-0-	4,505,720
Interests and commissions payable	793,421	-0-	-0-	-0-	-0-	793,421
	2,787,334,173	-0-	-0-	-0-	1,101,119	2,788,435,292

As of June 30, 2006:

	Due in 6 months or less	Due from 6 to 12 months	Due from 12 to 18 months	Due from 18 to 24 months	Due over 24 months	Total
			(In thousands of bolivars)			
ASSETS:						
Cash and due from banks	376,325,295	-0-	-0-	-0-	-0-	376,325,295
Investment securities						
Placements with BCV and interbank transactions	629,642,882	-0-	-0-	-0-	-0-	629,642,882
Available-for-sale investment securities	3,356,999	-0-	-0-	-0-	-0-	3,356,999
Held-to-maturity investment securities	142,315,852	2,300,000	-0-	-0-	1,069,585	145,685,437
Restricted cash investment securities	3,058,537	-0-	-0-	-0-	-0-	3,058,537
Loan portfolio, net	638,648,835	31,227,448	11,354,013	10,554,919	101,021,846	792,807,061
Interests and commissions receivable	12,604,809	-0-	-0-	-0-	-0-	12,604,809
Investments in subsidiaries	-0-	-0-	-0-	-0-	5,200,572	5,200,572
	1,805,953,209	33,527,448	11,354,013	10,554,919	107,292,003	1,968,681,592
LIABILITIES:						
Customers' deposits	1,395,365,867	-0-	-0-	-0-	-0-	1,395,365,867
Other borrowings	355,935,115	-0-	-0-	-0-	1,124,776	357,059,891
Other financial intermediation obligations	7,966,639	-0-	-0-	-0-	-0-	7,966,639
Interests and commissions payable	537,675	-0-	-0-	-0-	-0-	537,675
	1,759,805,296	-0-	-0-	-0-	1,124,776	1,760,930,072

NOTE 19.- TAX REGIME AND OTHER CONTRIBUTIONS:

a. Income taxes-

The Income Tax Law sets forth, among other issues, the regime for the payment of income taxes on operating income and capital gains, worldwide income system, international tax transparency regime, transfer-pricing system and inflation adjustment. The concepts related to the calculation of the income tax expense in accordance with the current Venezuelan laws are described below:

- *Book to tax reconciliation of income tax expense:*

The Bank's fiscal year ends December 31. The Bank presents its income tax returns on an annual basis and estimates the income tax expense on a semiannual basis at the end of each accounting period.

The provisions for income taxes are calculated on the basis of an income that differs from book income due to nontaxable or deductible items, which are permanent or temporary. The reconciliation of the estimated tax expense determined on book income and the income tax expense calculated on taxable income is shown as follows:

	Six-month period ended 31-12-06	Six-month period ended 30-06-06
	(In thousands of bolivars)	
Income tax expense determined on the book income	**21,790,149**	15,826,837
Differences between book and tax expense, net for:		
Tax readjustment for inflation	**(8,252,273)**	(4,218,503)
Income from public securities	**(2,623,341)**	(1,576)
Payments (accrual) for retirements and other, net	**713,186**	(2,393,376)
Income from equity and dividends	**(24,452)**	(320,111)
Expenses related to exempted income	**55,875**	10,181
Valuation allowance of assets net of write-offs	**292,295**	120,765
Unrealized gain for valuation of shares	**682,878**	339,395
Other, net of reversals	**238,057**	58,998
	(8,917,775)	(6,404,227)
Income tax caused	**12,872,374**	9,422,610

The Bank was qualified as special taxpayer from May 1995 by the Tax Administration (SENIAT).

- *Regular adjustment for inflation:*

The regular adjustment for inflation represents the higher (or lower) value of the stockholder's equity resulting from recognizing the effects of inflation over nonmonetary assets and liabilities through the application of the Consumer Price Index (CPI) issued by the BCV on the basis of the procedures provided by the Venezuelan tax law. The tax adjustment for inflation estimated through this method is considered as taxable income or loss deductible in the calculation of the income tax expense. For the six-month periods ended December 31 and June 30, 2006, the effect of the regular adjustment for inflation generated a taxable gain of Bs. 8,252 million and Bs. 4,219 million, respectively.

- *Loss carryforwards:*

The Venezuelan Income Tax Law authorizes the carryforward of operating losses not offset for up to three years subsequent to the period in which they were incurred and the carryforward of tax losses not offset from tax inflation adjustment for up to one subsequent year. As of December 31 and June 30, 2006, the Bank has not incurred any tax loss carryforwards.

-*Transfer-pricing system:*

Taxpayers subject to income taxes that carry out transactions with foreign stockholders or related companies shall determine their income from exports made and their costs for goods and services acquired from foreign related parties, by applying the methods provided by the

Law. The assessment of the Bank's activities and the applicable regulations on transfer pricing carried out by Management and its tax advisors concluded that the Bank does not carry out activities that might be subject to this system.

-*Tax on capital gains:*

The Income Tax Law sets forth a tax on dividend with a taxable basis represented by the excess of the net financial income of the Company, not exempted or exonerated on its net income levied with the income tax. The applicable tax rate is 34% and shall be totally withheld by the Bank that declares dividends. The Bank is subject to this regime for the dividends received from its subsidiaries and affiliates and for the dividends declared to its stockholders.

b. Value-added tax-

The Value-added Tax (VAT) Law levies the alienation of assets and the rendering of services through the application of a tax rate of 15% (14% through September 2005). The VAT collected and paid every month is offset and the resulting tax debits or credits are paid to the Tax Administration or deferred to be offset in the future, as applicable. The main operations of the Bank do not generate tax debit; therefore, tax credits are charged to the cost of the asset or service acquired.

The passive taxpayers qualified as special by SENIAT will serve as VAT withholding agents, as they purchase real estate or receive services from suppliers that are considered as regular taxpayers. The amount to be withheld will be 75% of the tax caused, and in certain situations it may reach 100%. For taxes withheld by customers (active) not offset in 3 months or over may request to SENIAT a total, partial or accumulated recovery of the balance. The taxes withheld by suppliers (passive) are monthly withheld (see Notes 10 and 13).

c. Law of Science, Technology and Innovation-

The Partial Regulation of the Law of Science, Technology and Innovation referred to the investment contributions was published on October 16, 2006, and the Law was passed by on August 3, 2005. These standards set forth that companies with gross revenues exceeding 100,000 tax units are liable to invest during the period in technological and scientific activities of social development mentioned in the Law or, otherwise, to the payment of a contribution equivalent to the amount not invested to the competent entity under the

Ministry of Science and Technology. This law entered into effect from its publication on August 3, 2005, and the contributions set forth thereby shall be made from January 1, 2006.

Such contribution or investment ranges from 0.5% to 2% of total gross revenues of the Company, depending on the economic activity performed thereby and is determined on total gross revenues of the prior period.

Those entities liable to make this contribution shall be registered with Observatorio Nacional de Tecnología (National Technology Observatory) and shall file a final return of investments or contributions made in the economic period within the same lapse of time that corresponds to file the income tax return and make the payment of the difference within the 30 days following the filing.

As of December 31, 2006, the Bank has determined that the contribution or investment amounts to approximately Bs. 1,304 million and during the period it has made investments that exceed the referred to amount; accordingly, no additional provisions were created for this concept.

d. Organic Law against the illicit traffic and consumption of Drugs and Psychotropic Substances-

In October 2005, the Organic Law against the illicit traffic and consumption of Drugs and Psychotropic Substances was published and it derogates the law issued in 2003. Such law sets forth that companies with more than 50 employees shall destine 1% of their annual net income to the implementation of integral prevention programs against the traffic and consumption of drugs that benefit their employees or families; of such percentage 0.5% will be destined to programs for children and teenagers.

Entities shall file a return and annual payment of this contribution to the competent authority within the 15 calendar days following the origin date. Oficina Nacional Antidrogas (ONA) published that the process to make the special contributions were extended until new notice. To date, neither the Regulation nor the new Law have been issued, the ONA has not issued any pronouncement in this regard.

As of December 31, 2006, the Bank has created provisions to cover these contributions for the amount of Bs. 516 million, which is reported in "Miscellaneous operating expenses".

e. Derogation of the tax on bank transactions-

On February 8, 2006, the Law that derogates the Tax on bank transactions was published in the Regular Official Gazette N° 38373, which became effective February 10, 2006. During the six-month period ended June 30, 2006, the Bank incurred expenses for this tax for approximately Bs. 87 million.

NOTE 20.- RETIREMENT PENSION PLAN:

The Bank has a noncontributory pension plan. The plan's benefits payable are based upon the years of service and the employee's last salary. The obligation under this plan is calculated on the basis of actuarial surveys made on an annual basis.

From January 2006, the Pension plan is managed by a domestic financial institution through a trust contract aimed at administering and investing the funds received from the Bank related to the payments of pensions. To that date, the administration of the plan was responsibility of the Bank's management.

The reconciliation of the financial position of the projected pension plan is as follows:

	31-12-06	30-06-06
	(In thousands of bolivars)	
Obligation from projected benefits	**(20,610,880)**	(17,067,019)
Net assets of the Plan, placed in trust	**9,795,341**	7,578,950
Net financial position of the plan	**(10,815,539)**	(9,488,069)
Unrecognized beginning obligation	**1,146,315**	1,180,169
Unrecognized projected net loss	**9,669,224**	7,184,840
Liability for pension plan	**-0-**	(1,123,060)

The trust net assets were taken from the actuary's report, which do not significantly differ from financial statements of the trust, not audited by independent public accountants.

The unrecognized actuarial net loss amounts to Bs. 9,669 million (Bs. 7,185 million for the six-month period ended June 30, 2006), and results from differences between the actuarial premises applied and the current values for differences in the salary increases, higher or lower rotation and mortality occurred and adjustments to actuarial premises, among others. These net losses are amortized generally over the remaining average years necessary for retirement of the active group.

Premises used by independent actuaries to calculate the obligation for projected benefits, the costs for services and interests, according to the last actuarial report at December 2005, are as follows:

	Actual rates	Nominal rates
Discount rate	5%	13%
Salary increase	1%	9%

The periodical cost of the pension plan for both six-month periods is composed as follows:

	31-12-06	30-06-06
	(In thousands)	
Cost of service	**550,560**	550,560
Interest cost	**959,098**	959,098
	1,509,658	1,509,658
Projected return on assets	**(531,109)**	(531,109)
Amortization-		
Unrecognized beginning obligation	**33,855**	33,855
Unrecognized net loss	**131,343**	131,343
	165,198	165,198
	1,143,747	1,143,747

Independent actuaries made an actuarial calculation of the projected obligation of the retirement pension plan under the premise that the initial application date is June 30, 2000, in order to determine the unrecognized beginning obligation, which will be amortized by the Bank from July 1, 2000, over the remaining average years necessary for retirement of the active group of employees.

The Bank recorded expenses for Bs. 1,188 million corresponding to the contributions to the trust of the retirement pension plan for each six-month period, which are shown in "General and administrative expenses". As of June 30, 2006, "Accruals and other liabilities" show a balance of Bs. 1,188 million, corresponding to the contributions for the six-month period to be transferred to the trust.

From January 2006, the pension payments are made through the Trust contracted for these purposes.

NOTE 21.- CONTINGENCIES AND COMMITMENTS:

As of December 31 and June 30, 2006, the most significant contingencies and claims are as follows:

a. **Tax issues-**

The Bank has been filed certain tax assessments, the status of which is summarized as follows:

- The Bank has interposed Tax Contentious Appeals against Culminating Resolutions of administrative summary issued by the Tax Administration (SENIAT), confirming assessments for Bs. 7,894 million, Bs. 2,561 million and Bs. 1,712 million related to income taxes and corporate assets tax for years 1997, 1998 and 1999. Presently, these assessments are waiting for sentence.

- The Bank has interposed a Tax Contentious Appeal against the Culminating Resolution of administrative summary issued by the Tax Administration (SENIAT), confirming assessments for Bs. 9,864 million related to income taxes for years 2000 and 2001 and imposing penalties for Bs. 10,357 million. Presently, this case is in proofing stage.

- The Bank has been issued an assessment for Bs. 746 million related to corporate assets tax for years 1999, 2000 and 2001, which is waiting for the issuance of the Culminating Resolution of administrative summary by the Tax Administration (SENIAT), after having filed the corresponding writ of acquittance against such assessment.

- The Bank has been issued tax assessments for Bs. 5,415 million, corresponding to obligations related to its role as withholding agent on current account debits maintained in financial institutions. This case is presently waiting for sentence.

- The Bank has been issued certain assessments for special contribution to INCE (National Training Institute) for years 1997 to 2000 for Bs. 550 million. This case is presently waiting for sentence.

- The Bank has been issued certain assessments for tax stamps for years 2002 to 2004 for Bs. 744 million. The Bank will file the corresponding writ of acquittance against such assessments.

In the opinion of the external legal advisors and the Bank's Management, the possibilities of a favorable outcome for the Bank in connection with these assessments are high; therefore, it estimates that the provisions maintained therefor as of December 31 and June 30, 2006, sufficiently cover the liabilities that might arise from the assessments referred to above.

b. <u>Other</u>-

The Bank has been issued certain civil claims and has received instructions from the SUDEBAN, the status of which is summarized as follows:

- Some claims have been filed against the Bank by certain companies of the fishing industry regarding guarantee operations to two shipping companies (Cases: Nissos Amorgos and Plate Princess). These are totally covered with guarantees established on behalf of the Bank by foreign financial institutions with which the shipping companies manage their operations to date. Part of these claims has been rejected or the claimers have desisted their actions against the Bank before the Supreme Court of Justice; the others are waiting for the final decision by the Court.

  On May 5, 2004, the Eighth High Court in Civil and Mercantile Banking Matters with National Competence and located in the City of Caracas declared as out of law the appeal filed by the legal counsels of the labor union "Sindicato Único de Pescadores de Puerto Miranda" on the case Plate Princess, by ratifying in all and every of its parts the sentence issued in the favor of the Bank on December 14, 1999, by the Ninth Court of Banking Competence of the Judicial Circumscription of the Metropolitan Area of Caracas and leaving without juridical effect and validity the guarantee granted by the Bank. The plaintiff exerted the Abrogation Appeal against such decision and it was admitted on July 20, 2005. In virtue of this decision, the High Maritime Court located in Caracas, declared nullified the sentence issued by the First Instance Court in Banking Matters on October 16, 2006 and reinstated the cause to the stage that the Judge of First Instance in Maritime matters will issue a new sentence. On November 20, 2006, the Bank formalized an Abrogation appeal against the last decision.

- There is a claim for damages and prejudices amounting to Bs. 6,911 million issued against the Bank by Oswaldo Gibelli y Asociados, C.A. There is a sentence in first instance favorable for the Bank issued on March 26, 2001, by the Seventh Court of First Instance in Civil, Mercantile and Banking matters with National Competence and located in the City of Caracas. This decision was appealed by the plaintiff. Later, on June 2, 2005, the Eighth High Court in Civil and Mercantile Banking matters with National Competence and located in the City of Caracas issued again sentence in favor of the Bank, by declaring out of law the claim issued by Oswaldo Gibelli y Asociados, C.A. and confirming the decision appealed. An abrogation appeal was announced and formalized against this sentence. It was managed to date before the Civil Abrogation Court of the Supreme Court of Justice where this lawsuit is presently in sentence stage.

As a result of the National Civic Strike that began on December 2, 2002, the SUDEBAN issued certain administrative proceedings against various financial entities for the presumed suspension of commercial services to users in some agencies, without the previous notice to such regulator entity, and the presumed partial reduction of the standard service business hours during various days of January 2003. In connection therewith, the Bank filed its defense arguments for the claims filed against it. On May 11 and 27, 2004 the SUDEBAN notified the Bank that the 45-day period set forth to decide on the 9 sanctioning administrative proceedings filed for the presumed suspension of commercial services would begin. On July 7, 2004, the Bank requested the accrual of all the sanctioning administrative proceedings referred to above. To date, the Bank is waiting for the resolution of this case. The maximum contingency related to these administrative proceedings corresponds to penalties from 0.5% to 1% of the Bank's paid-in capital stock.

- During the six-month period ended June 30, 2006, the SUDEBAN required that improvements made to facilities and agencies owned by the Bank shown as part of deferred charges be transferred to the related expenses accounts. On May 25, 2006, the Bank notified to the SUDEBAN that it had partially applied the measure, as most of these concepts include security systems, cabling, communication systems, lighting and other expenses that were necessary to make the corresponding real estate operative. Nevertheless, based on prudence, the Bank decided not to capitalize such costs to the related assets, the useful life of which is 40 or 10 years, as it considered that their recording as deferred expenses and an amortization of 4 years were more appropriate to reflect the future benefits of such improvements. As of June 30, 2006, deferred charges include Bs. 1,718 million of such improvements; however, during the six-month period ended December 31, 2006, the Bank amortized in advance these expenses with charge to the account "General and administrative expenses" (see Note 10).

- On December 20, 2006, through official document N° SBIF-DSB-II-GGI-G15-24496, the SUDEBAN instructed the Bank to reclassify Bs. 159,927 million corresponding to amounts not restricted in six-month periods prior to December 31, 2005 from "Available undistributed earnings" to "Restricted earnings", in conformity with a cautionary measure granted to the Bank in 2002 against Resolution 329-99 dated December 28, 1999, which instructed the restriction of 50% of semiannual earnings. Such instruction is issued in virtue that on April 25, 2006, the First Court in Contentious Administrative matters declared applicable the opposition appeal filed by this entity against such cautionary measure. On December 29, 2006, the Bank filed a reconsideration appeal on the instruction referred to above on the basis that the Court on December 14, 2006 in response to a request of clarification filed by another financial institution that was declared out of law by the Court. It stated that such measure was revoked and was not declared nullified; therefore, its effects are toward the future. It also stated the right to judicial guardianship effective during the time the innominate cautionary measure was in force. To date, the Bank is waiting for the pronouncement of the SUDEBAN in this regard; however Management estimates that the Bank has solid juridical grounds that allow to obtain a favorable response on this issue (see Note 14).

- On January 18, 2007, the Bank received the official document Nº SBIF-DSB-II-GGI-GI6-00115 from the SUDEBAN through which it makes observations related to the valuation and recording of assets and supposed noncompliance to the current bank standards, as a result of an inspection visit made to the Bank during the second six-month period of 2006, with June 30, 2006 as cutoff date. The Bank filed a reconsideration appeal before this entity and is waiting for its pronouncement. Management estimates that these grounds and arguments included in such communication will allow for a favorable opinion by such entity, accordingly, there will not be significant adjustments that affect the accompanying financial statements (see Note 25).

According to the Bank's management, based upon the analysis of every case and the external legal advisors' opinion, the Bank's provisions as of December 31 and June 30, 2006, cover sufficiently the liabilities that might arise as a result of the claims referred to above.

NOTE 22.- <u>BALANCES AND TRANSACTIONS WITH RELATED PARTIES</u>:

Venezolano de Crédito, S.A. Banco Universal and its foreign branch are members of Grupo Venezolano de Crédito and Grupo Vencred. Because of the nature of their business, the Bank and its Branch have made transactions and maintain balances with companies of the Group and their effects are included in their financial statements. The terms of some of these transactions might differ from those that might result from transactions with unrelated parties

The most significant transactions carried out by the Bank with stockholders and related parties are mainly represented by investments and deposits, the effects of which are presented as follows:

	31-12-06	30-06-06
	(In thousands of bolivars)	
Income from investment securities:		
Return on placements in BCV and interbank transactions (expenses for investments transferred)-		
Vencred, S.A.	**(27,996)**	(6,659)
Inversiones Bonorum, C.A.	**(2,011)**	(73,620)
	-0-	(2,750)
	(30,007)	(83,029)
Other operating income:		
Commissions from services-		
Transferencia Electrónica de Beneficios, C.A.	**201,600**	201,600
Participaciones Vencred, S.A.	**6,300**	4,500
	207,900	206,100
Income from equity participation:		
Participaciones Vencred, S.A.	**7,245**	8,953
Miscellaneous operating income (leases):		
Servicios de Transferencia Electrónica de Beneficios, C.A.	**201,600**	201,180
	386,738	333,204
Financial expenses:		
Expenses for deposits in interest-bearing current accounts-		
Inversiones Bonorum, C.A.	**2,164**	1,265
Vencred, S.A.	**1,179**	1,678
Venezolana de Bienes, S.A.	**1,111**	1,591
Other	**1,060**	771
	5,514	5,305
Expenses for other demand obligations-		
Vencred, S.A.	**15,944**	-0-
Expenses for savings deposits-		
Servicios de Actualización Total Automática, S.A.	**6,882**	12,862
Expenses for other borrowings-		
Participaciones Vencred, S.A.	**152,593**	155,972
Operating expenses-		
Vencred, S.A.	**79,305**	84,012
Transferencia Electrónica de Beneficios, C.A.	**22,790**	18,173
Venezolana de Bienes, S.A.	**16,240**	14,122
	118,335	116,307
	299,268	290,446

As a result of these transactions and other less significant transactions, the following balances are included in various captions of the balance sheets:

	31-12-06	30-06-06
	(In thousands of bolivars)	
ASSETS		
Investment securities:		
Investments transferred-		
Vencred, S.A.	-0-	11,855,000
Investments in subsidiaries and affiliates:		
Participaciones Vencred, S.A.	5,236,117	5,228,873
Foreclosed assets:		
Corporación Galería Los Naranjos, C.A.	6,093,027	6,207,638
Other assets:		
Transferencia Electrónica de Beneficios, C.A.	20,649	-0-
Vencred, S.A.	11,628	-0-
	32,277	-0-
	11,361,421	23,291,511
LIABILITIES		
Customers' deposits:		
Non-interest bearing current accounts-		
Transferencia Electrónica de Beneficios, C.A.	29,532,029	19,588,857
Servicios de Transferencia Electrónica de Beneficios, C.A.	3,349,950	714,351
Valores Vencred, S.A.	193,652	343,142
Vencred, S.A.	126,931	10,541
Servicios de Actualización Total Automática, S.A.	17,088	33,793
	33,219,650	20,690,684
Interest-bearing current accounts-		
Vencred, S.A.	2,100,311	5,559
Inversiones Bonorum, C.A.	557,840	79,619
Servicios Vencred, S.A.	47,371	24,782
Promociones Vencred, S.A.	36,282	8,419
Venezolana de Bienes, S.A.	18,259	250,262
Valores Vencred, S.A.	9,298	29,404
	2,769,361	398,045
Savings deposits-		
Servicios de Actualización Total Automática, S.A.	29,841	523,303
Other	1,364	1,319
	31,205	524,622
	36,020,216	21,613,351
Other borrowings-		
Participaciones Vencred, S.A.	5,514,426	6,044,526
Interests and commissions payable-		
Participaciones Vencred, S.A.	4,204	-0-
	41,538,846	27,657,877

NOTE 23.- FOREIGN CURRENCY BALANCES:

Foreign currency balances included in the balance sheets are detailed as follows:

	31-12-06		30-06-06	
	US$	Bs.	US$	Bs.
		(En miles)		
ASSETS:				
Cash and due from banks	11,814	25,335,381	13,901	29,811,685
Investment securities	71,301	152,911,087	71,208	152,711,770
Loan portfolio	2,482	5,323,924	3,763	8,071,159
Interests and commissions receivable	759	1,627,527	215	460,070
Other assets	120	256,743	33	70,158
	86,476	185,454,662	89,120	191,124,842
LIABILITIES:				
Customers' deposits	(62,715)	(134,498,983)	(62,744)	(134,560,769)
Other borrowings	-0-	-0-	(1,061)	(2,275,465)
Other financial intermediation obligations	(2,096)	(4,495,282)	(3,708)	(7,952,004)
Interests and commissions payable	(1)	(2,269)	(1)	(1,574)
Accruals and other liabilities	(212)	(454,290)	(232)	(498,304)
	(65,024)	(139,450,824)	(67,746)	(145,288,116)
MEMORANDUM ACCOUNTS:				
Other debit memorandum accounts, net	(3,200)	(6,862,062)	(5,669)	(12,158,200)
	(3,200)	(6,862,062)	(5,669)	(12,158,200)

The amounts shown in dollars include minor amounts in other foreign currencies such as Euros, pound sterling, Canadian dollars, and Japanese yens, among others, presented at their corresponding value in dollars.

During the six-month period ended December 31, 2006, the Bank obtained exchange gains for approximately Bs. 269 million (Bs. 668 million as of June 30, 2006), and losses for approximately Bs. 62 million (Bs. 7 million as of June 2006), which are presented in the statements of income in the "Other operating income" and "Other operating expenses" captions, respectively.

According to the General Law of Banks and Other Financial Institutions, universal banks should maintain their net position in foreign currency within limits provided by BCV through special resolutions. As of December 31 and June 30, 2006, the net foreign currency position allowed by BCV was Bs. 66,558 million (US$ 31 million) and Bs. 56,534 million (US$ 26 million), equivalent to 30% of the net stockholders' equity, respectively. As of December 31 and June 30, 2006, the net foreign currency position maintained by the Bank, calculated on the basis of the Bank's individual financial statements under parameters provided by that institution, amounts to Bs. 39,142 million (US$ 18 million) and Bs. 33,679 million (US$ 16 million), respectively.

NOTE 24.- EXCHANGE REGIME:

On January 21, 2003, through Decree No. 2278 published in Official Gazette No. 37614, the Venezuelan Government empowered the Ministry of Finance to agree upon with BCV certain measures to limit or restrict the free convertibility of the national currency and the transfer of funds from the country to abroad. On February 5, 2003, BCV issued the Exchange agreement N° 1 published in the Official Gazette No. 37625 that rules the foreign currency management regime that imposes the restrictions referred to above and the creation of CADIVI (Foreign Exchange Administration Commission), which is in charge of coordinating, administrating, controlling and establishing the requirements, procedures and restrictions required for the execution of this exchange agreement.

The official exchange rates fixed from the effectiveness of the exchange regime are as follows:

Effective from	Exchange rate for purchases	Exchange rate for sale
	Bs. per dollar	
February 5, 2003	1,596.00	1,600.00
February 6, 2004	1,915.20	1,920.00
March 2, 2005	2,144.60	2,150.00

On April 22, 2003, the Bank entered into the agreement related to the purchase and sale of foreign currencies with CADIVI, under which it may participate in the activities related to the management of the exchange regime through its main office and branches, agencies and offices designated by the Bank. Such agreement has a term of six months that may be automatically extended for the same term, except as the parties express otherwise.

On September 14, 2005, the Foreign Exchange Crimes Law was published in Regular Official Gazette N° 38272, which sets forth the fact assumptions that can be considered as foreign exchange crimes and their related penalties. The most significant issues of this law are as follows:

- Exporters of goods or services are liable to declare to BCV, through an exchange operator, the characteristics and amounts of foreign currencies of each export transaction exceeding US$ 10,000 or its equivalent in other foreign currencies and make the sale of the corresponding foreign currencies to the issuer within a term not longer than 15 business days from the statement of the export. Those companies carrying out activities referred to in the Hydrocarbons Law are exempted from this obligation.

- Those purchasing, selling, offering, transferring, receiving, exporting or importing foreign currencies for amounts exceeding US$ 10,001.00 will be sanctioned with a penalty equivalent in bolivars to the double of the excess of the transaction and if this exceeds US$ 20,000 or its equivalent, will be sanctioned, additionally, with prison from two to six years.

- Penalties in case of foreign exchange crimes include the reimbursement of foreign currencies, fines and prison fixed on the basis of the nature of the crime and their aggravating events such as misleading, frauds, use of electronic means, use of foreign currencies for purposes other than those approved, reoffense or involvement of a public officer, among others.

NOTE 25- <u>SUBSEQUENT EVENTS</u>:

Certain significant issues occurred after the closing of the six-month period are summarized below:

a. <u>Inspection report issued by the SUDEBAN-</u>

During the second six-month period of 2006, the SUDEBAN made a general inspection visit to Venezolano de Crédito, S.A. Banco Universal, for the purpose of reviewing the books, records and operations of this bank as of June 30, 2006. On January 18, 2007, through official document No. SBIF-DSB-II-GGI-GI6-00115, the Bank received the report related to such inspection, in which the entity reports certain observations in relation to the provisions for estimations of losses of assets and other issues related to the compliance with the current legal and accounting standards. The observations of the SUDEBAN include the creation of additional allowances for loan portfolio and accrued interest receivable for Bs. 7,054 million, amortization of other assets for Bs. 3,144 million, including Bs. 1,718 million of deferred charges written off at year-end, removal of foreclosed assets related to an association agreement from the financial statements, the book amount of which is Bs. 6,162

VENEZOLANO DE CRÉDITO, S.A.
BANCO UNIVERSAL
AND ITS GRAND CAYMAN BRANCH

Supplemental Financial statements
as of December 31 and June 30, 2006

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
SUPPLEMENTAL BALANCE SHEETS AS OF DECEMBER 31 AND JUNE 30, 2006
(Stated in thousands of constant bolivars)

ASSETS	31-12-06	30-06-06
CASH AND DUE FROM BANKS:		
Cash	**70.929.236**	40.233.388
Banco Central de Venezuela	**532.105.446**	268.071.549
Due from domestic banks and other financial institutions	**20.917**	-
Due from foreign banks and correspondents	**19.006.194**	24.989.279
Due from main office and branches	-	-
Clearing house funds	**59.525.559**	83.797.435
(Allowance for cash and due from banks)		-
	681.587.352	417.091.651
INVESTMENT SECURITIES:		
Placements in Banco Central de Venezuela and interbank transactions	**778.549.107**	697.850.483
Trading investment securities	-	-
Available-for-sale investment securities	**5.516.818**	3.720.654
Held-to-maturity investment securities	**146.923.068**	161.467.167
Restricted cash investments	**445.384.631**	3.389.860
Other investment securities	-	-
(Allowance for investment securities)	-	-
	1.376.373.624	866.428.164
LOAN PORTFOLIO:		
Current loans	**970.865.731**	882.582.496
Restructured loans	**3.813.686**	5.199.607
Past-due loans	**3.157.194**	3.926.461
Loans in litigation	**1.103.268**	1.218.777
(Allowance for loan portfolio)	**(13.751.963)**	(14.237.521)
	965.187.916	878.689.820
INTERESTS AND COMMISSIONS RECEIVABLE:		
Accrued interest receivable from cash and due from banks	-	-
Accrued interest receivable from investment securities	**6.066.832**	4.083.340
Accrued interest receivable from loan portfolio	**7.199.510**	8.025.654
Commissions receivable	**1.942.863**	1.941.888
Accrued interest receivable from other accounts receivable	-	-
(Allowance for accrued interest receivable from loan portfolio and other)	**(71.182)**	(80.626)
	15.138.023	13.970.256
INVESTMENTS IN SUBSIDIARIES, AFFILIATES AND BRANCHES:		
Equity in other institutions	**5.236.118**	5.795.302
Investments in foreign branches or agencies	-	-
(Allowance for investments in foreign subsidiaries, affiliates, branches and agencies)	**(28.301)**	(31.367)
	5.207.817	5.763.935
FORECLOSED ASSETS	**20.193.128**	20.069.489
PREMISES AND EQUIPMENT	**100.385.311**	101.078.659
OTHER ASSETS	**29.839.323**	16.934.832
	3.193.912.494	2.320.026.806
MEMORANDUM ACCOUNTS:		
Contingent debit accounts	**809.242.321**	330.664.447
Trust assets	**707.051.372**	3.152.422.502
Other trusts	-	107.294.077
Other debit memorandum accounts	**3.386.793.857**	3.095.745.452
	4.903.087.550	6.686.126.478

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
SUPPLEMENTAL BALANCE SHEETS AS OF DECEMBER 31 AND JUNE 30, 2006
(Stated in thousands of constant bolivars)

LIABILITIES AND STOCKHOLDERS' EQUITY	31-12-06	30-06-06
CUSTOMERS' DEPOSITS:		
Deposits in current accounts		
Non-interest-bearing current accounts	777.158.659	614.227.237
Interest-bearing current accounts	604.267.110	395.652.059
	1.381.425.769	1.009.879.296
Other demand obligations	430.847.920	69.683.401
Money transaction table obligations	-	-
Savings deposits	423.103.625	315.812.063
Time deposits	5.541.136	5.760.149
Investment securities issued by the Bank	-	-
Restricted customers' deposits	114.174.245	145.387.368
Rights and participations in investment securities	-	-
	2.355.092.695	1.546.522.277
OBLIGATIONS WITH BANCO CENTRAL DE VENEZUELA	-	-
DEPOSITS AND OBLIGATIONS WITH BANCO NACIONAL DE AHORRO Y PRÉSTAMO	-	-
OTHER BORROWINGS:		
Obligations with domestic financial institutions due in one year or less	26.200.587	80.794.895
Obligations with domestic financial institutions due over one year	-	-
Obligations with foreign financial institutions due in one year or less	400.741.750	313.697.760
Obligations with foreign financial institutions due over one year	-	-
Obligations resulting from other borrowings due in one year or less	-	-
Obligations resulting from other borrowings due over one year	1.101.119	1.246.620
	428.043.456	395.739.275
OTHER FINANCIAL INTERMEDIATION OBLIGATIONS	4.505.720	8.829.645
INTERESTS AND COMMISSIONS PAYABLE:		
Accrued expenses for customers' deposits	746.736	551.831
Accrued expenses for obligations with Banco Central de Venezuela	-	-
Accrued expenses for deposits and obligations with Banco Nacional de Ahorro y Préstamo	-	-
Accrued expenses for other borrowings	45.369	44.089
Accrued expenses for other financial intermediation obligations	1.316	-
Accrued expenses for obligations convertible into capital	-	-
Accrued expenses for underlying obligations	-	-
	793.421	595.920
ACCRUALS AND OTHER LIABILITIES	93.234.758	72.922.397
UNDERLYING OBLIGATIONS	-	-
OBLIGATIONS CONVERTIBLE INTO CAPITAL	-	-
Total liabilities	2.881.670.050	2.024.609.514
STOCKHOLDERS' EQUITY:		
Paid-in capital	50.400.000	50.400.000
Restatement of paid-in capital	486.619.279	486.619.279
Uncapitalized equity contributions	118.344.490	118.344.490
Capital reserves	430.102.127	426.236.316
Other equity accounts	-	-
Retained earnings	(776.993.912)	(788.135.659)
Unrealized gain on available-for-sale investment securities	3.770.460	1.952.866
Total stockholders' equity	312.242.444	295.417.292
	3.193.912.494	2.320.026.806
PER CONTRA MEMORANDUM ACCOUNTS	4.903.087.550	6.686.126.478

EXHIBIT II

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
SUPPLEMENTAL STATEMENTS OF INCOME AND ALLOCATION OF NET INCOME
FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31 AND JUNE 30, 2006
(Stated in thousands of constant bolivars)

	31-12-06	30-06-06
FINANCIAL REVENUES:		
Cash and due from banks	33.109	4.217
Investment securities	60.609.621	42.088.723
Loan portfolio	64.814.833	65.679.232
Other accounts receivable	1.486.347	1.216.564
Investments in subsidiaries and affiliates	-	-
Main office, branches and agencies	-	-
Other	180.240	4.610
	127.124.150	108.993.346
FINANCIAL EXPENSES:		
Customers' deposits	20.008.831	15.431.470
Obligations with Banco Central de Venezuela	-	-
Obligations and Deposits with Banco Nacional de Ahorro y Préstamo	-	-
Other borrowings	1.004.354	869.101
Other financial intermediation obligations	90.579	33.964
Underlying obligations	-	-
Obligations convertible into capital	-	-
Main office, branches and agencies	-	-
Other	95.587	97.163
Monetary loss	17.864.055	8.588.997
	39.063.406	25.020.695
Gross financial margin	88.060.744	83.972.651
INCOME FROM RECOVERY OF FINANCIAL ASSETS	560.235	235.100
EXPENSES FOR UNCOLLECTIBLE AND IMPAIRED FINANCIAL ASSETS:		
Uncollectible loans and other accounts receivable	1.450.873	421.473
Creation of allowance and adjustments of cash and due from banks	-	-
	1.450.873	421.473
Net financial margin	87.170.106	83.786.278
OTHER OPERATING INCOME	44.890.945	33.186.197
OTHER OPERATING EXPENSES	5.375.971	5.075.639
Financial intermediation margin	126.685.080	111.896.836
LESS- OPERATING EXPENSES:		
Personnel	43.921.120	34.908.665
General and administrative expenses	32.694.133	29.768.530
Contributions to Fondo de Garantía de Depósitos y Protección Bancaria	3.951.480	3.511.590
Contributions to Superintendencia de Bancos y Otras Instituciones Financieras	1.255.373	1.014.411
	81.822.106	69.203.196
Gross operating margin	44.862.974	42.693.640
Income from foreclosed assets	4.992.415	1.525.145
Income from special programs	-	-
Miscellaneous operating income	5.755.081	4.824.590
Expenses for foreclosed assets	(495.415)	(647.006)
Expenses for depreciation, amortization and impaired miscellaneous assets	-	(9.583)
Miscellaneous operating expenses	(3.081.342)	(1.827.161)
	7.170.739	3.865.985
Net operating margin	52.033.713	46.559.625
EXTRAORDINARY INCOME	137.114	222.840
EXTRAORDINARY EXPENSES	421.130	605.690
Gross income before income taxes	51.749.697	46.176.775
INCOME TAXES	13.091.584	10.670.077
Net income	38.658.113	35.506.698
ALLOCATION OF INCOME, net:		
Legal reserve	3.865.811	3.550.670
Statutory earnings-		
Board of Directors	5.175.849	4.077.216
	5.175.849	4.077.216
Retained earnings-		
Restricted undistributed earnings	16.351.329	13.939.406
Available undistributed earnings	13.265.124	13.939.406
	29.616.453	27.878.812
	38.658.113	35.506.698

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
SUPPLEMENTAL STATEMENTS OF CHANGES IN THE STOCKHOLDERS' EQUITY
FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31 AND JUNE 30, 2006
(Stated in thousands of constant bolivars)

	Paid-in capital	Restatement of paid-in capital	Uncapitalized equity contributions	Capital reserves	Retained earnings: Restricted undistributed earnings	Retained earnings: Available undistributed earnings	Retained earnings: Result from exposure to inflation	Retained earnings: Total	Unrealized gain on available-for-sale investment securities	Total stockholders' equity
BALANCES, as of June 30, 2005	50.400.000	486.619.279	118.344.490	422.685.646	29.810.525	(180.194.452)	(634.261.191)	(784.645.118)	893.357	294.297.654
Net income for the six-month period	-	-	-	-	-	35.506.698	-	35.506.698	-	35.506.698
Transfer to legal reserve	-	-	-	3.550.670	-	(3.550.670)	-	(3.550.670)	-	-
Statutory earnings - Board of directors	-	-	-	-	-	(4.077.215)	-	(4.077.215)	-	(4.077.215)
Cash dividends declared	-	-	-	-	-	(31.369.354)	-	(31.369.354)	-	(31.369.354)
Net unrealized gain on valuation of available-for-sale investment securities	-	-	-	-	-	-	-	-	1.059.509	1.059.509
To limit the foreign branch's income for the six month period	-	-	-	-	2.536.320	(2.536.320)	-	-	-	-
Transfer to Available undistributed earnings for repatriation of retained earnings of foreign branch	-	-	-	-	(2.489.068)	2.489.068	-	-	-	-
Transfer of 50% of income for the period to restricted undistributed earnings	-	-	-	-	12.671.247	(12.671.247)	-	-	-	-
BALANCES, as of June 30, 2006	50.400.000	486.619.279	118.344.490	426.236.316	42.529.024	(196.403.492)	(634.261.191)	(788.135.659)	1.952.866	295.417.292
Net income for the six-month period	-	-	-	-	-	38.658.113	-	38.658.113	-	38.658.113
Transfer to legal reserve	-	-	-	3.865.811	-	(3.865.811)	-	(3.865.811)	-	-
Statutory earnings - Board of directors	-	-	-	-	-	(5.175.849)	-	(5.175.849)	-	(5.175.849)
Cash dividends declared	-	-	-	-	-	(18.474.706)	-	(18.474.706)	-	(18.474.706)
Net unrealized gain on valuation of available-for-sale investment securities	-	-	-	-	-	-	-	-	1.817.594	1.817.594
To limit the foreign branch's income for the six month period	-	-	-	-	3.086.205	(3.086.205)	-	-	-	-
Transfer of 50% of income for the six-month period to restricted undistributed earnings	-	-	-	-	13.265.124	(13.265.124)	-	-	-	-
BALANCES, as of December 31, 2006	50.400.000	486.619.279	118.344.490	430.102.127	58.880.353	(201.613.074)	(634.261.191)	(776.993.912)	3.770.460	312.242.444

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
SUPPLEMENTAL STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31 AND JUNE 30, 2006
(Stated in thousands of constant bolivars)

	31-12-06	30-06-06
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income for the six-month period	**38.658.113**	35.506.698
Adjustments to reconcile net income to cash		
from operating activities-		
Reversal of allowance for loan portfolio and contingent portfolio	**-**	(224.565)
Income from sale of foreclosed assets	**(4.992.414)**	(1.525.145)
Allowance for uncollectible and impaired financial assets	**1.450.873**	421.473
Depreciation and amortization	**7.279.661**	6.696.708
Equity for the six-month period	**559.184**	312.368
Net change in other assets	**(15.947.057)**	5.113.766
Net change in interests and commissions receivable	**(1.166.403)**	(503.816)
Net change in accruals and other liabilities	**21.269.154**	(19.031.150)
Net change in interests and commissions payable	**197.501**	(718.555)
Statutory earnings	**(5.175.849)**	(4.077.215)
Net cash from operating activities	**42.132.763**	21.970.567
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net change in customers' deposits	**808.570.418**	(103.809.288)
Net change in other borrowings	**32.304.181**	347.029.927
Net change in other financial intermediation obligations	**(4.323.925)**	2.995.837
Cash dividends paid	**(18.474.706)**	(31.369.354)
Net cash from financing activities	**818.075.968**	214.847.122
CASH FLOWS USED IN INVESTING ACTIVITIES:		
Loans granted for the period	**(1.013.551.666)**	(798.007.562)
Loans collected for the period	**926.035.567**	759.257.859
Dividends received from subsidiary	**-**	509.708
Net change in placements in BCV and interbank transactions	**(80.698.624)**	(97.495.566)
Net change in available-for-sale investment securities	**21.430**	73.760
Net change in held-to-maturity investment securities	**14.544.099**	(107.072)
Net change in restricted cash investments	**(441.994.771)**	108.657
Sales of foreclosed assets	**4.088.666**	1.230.156
Additions to premises and equipment and foreclosed assets, net	**(4.157.731)**	575.754
Net cash used in investing activities	**(595.713.030)**	(133.854.306)
Net increase in cash and due from banks	**264.495.701**	102.963.383
CASH AND DUE FROM BANKS, at the beginning of the six-month period	**417.091.651**	314.128.268
CASH AND DUE FROM BANKS, at the end of the six-month period	**681.587.352**	417.091.651

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL

AND ITS GRAND CAYMAN BRANCH

NOTES TO THE SUPPLEMENTAL FINANCIAL STATEMENTS

AS OF DECEMBER 31 AND JUNE 30, 2006

NOTE 1.- Supplemental information:

The inflation-adjusted financial statements, presented as supplemental information in Exhibits I to V, have been prepared following the same accounting practices summarized in Note 2 to the basic financial statements, except that the adjusted financial statements include the effects of the inflation on the financial information. Therefore, they have a different presentation under accounting standards provided by the Venezuelan Superintendence of Banks and Other Financial Institutions for historical financial statements presented as basic information.

NOTE 2.- Basis of presentation:

The financial statements adjusted for the effects of inflation have been prepared on the basis of the Bank's historical accounting records and have been stated in constant bolivars at December 31, 2006, based upon the general price-level method in order to reflect the purchasing power of the currency at the last year-end.

The purpose of the adjustment for inflation is to restate the accounting records from historical bolivars to constant currency of similar purchasing power, which eliminates the distortion produced by the inflation in the financial statements as a result of the inclusion of bolivars of different purchasing power. The resulting amounts do not purport to represent the fair market values, the replacement costs or any other measure of the current values of the Bank's assets or prices at which the transactions would be commonly made.

The financial statements of the prior six-month period (June 2006) have been restated in currency of the last year-end and their amounts differ from the amounts originally presented in currency of the corresponding six-month period. As a result, the amounts of both financial statements are comparable between them, and are also comparable to the amounts of the prior six-month period, since they are all expressed in currency of similar purchasing power.

The Bank adopted the general price-level method to restate its historical accounting records. This method consists of restating the accounting records through the application of the general consumer price index (CPI) for the metropolitan area of Caracas, which is monthly published by BCV, and estimates the constant prices of the economy. The indexes used for restating, with 1997 as the base year, were as follows:

	31-12-06	30-06-06
Year-end	**614.83**	554.74
Average index	**587.05**	535.89

The accumulated inflation rates for the six-month periods ended December 31 and June 30, 2006, were 10.83% and 5.53%, respectively.

A summary of the procedures applied to restate the financial statements for the effects of inflation, in accordance with the general price-level method, is as follows:

a. Monetary assets and liabilities (cash and due from banks, investment securities, loan portfolio, interests and commissions receivable, certain items of other assets, customers' deposits, other borrowings, other financial intermediation obligations, interests and commissions payable and accruals and other liabilities) are presented with the same amounts shown in the historical accounting records since they state the monetary value of their components at the date of the balance sheet.

b. Nonmonetary assets and liabilities (investments in subsidiaries, affiliates and branches, foreclosed assets, premises and equipment and certain items of other assets) are adjusted by applying the CPI, in accordance with the date in which they originated.

c. Paid-in capital stock, retained earnings and other equity accounts are restated from the date of contribution or origin, through the application of the CPI.

(2)

Venezolano de Crédito, S.A. Banco Universal

Issued and Paid - in Capital
Bs. 50,400,000 - Reserves: Bs. 176,508,634
RIF: J-000029709
Unofficial Convenience Translation
Balance as of January 31, 2007 (In thousands of Bolivars)

Assets	Month Ended 01/31/2007 Venezuela Operations	Consolidated with Foreign Branches and Offices
Cash and Due from Banks	727,245,109	728,114,939
Cash	66,573,301	66,674,726
Banco Central de Venezuela	561,856,777	561,856,777
Due from Domestic Banks and other Financial Institutions	-	-
Due from Foreign Banks and Correspondents	17,880,892	18,557,667
Due from Main Office and Branches	-	-
Clearing House Funds	80,934,139	81,025,769
(Allowances for cash and due from banks)	-	-
Investments Securities	1,171,963,079	1,323,547,803
Placements in Banco Central de Venezuela and interbanking transactions	1,025,414,951	1,027,526,957
Trading Securities	-	-
Available - for - Sale Securities	4,442,128	4,482,257
Held - to - Maturity Securities	2,300,000	147,967,371
Restricted Cash Investments	139,806,000	143,571,218
Other securities	-	-
(Allowance for investments securities)	-	-
Loan Portfolio	963,768,342	963,768,342
Current Loans	970,827,439	970,827,439
Restructured Loans	3,682,703	3,682,703
Past - due Loans	1,797,897	1,797,897
Loans in Litigation	1,204,915	1,204,915
(Allowance for loan portfolio)	(13,744,612)	(13,744,612)
Interest and Commissions Receivable	11,670,656	13,201,239
Accrued Interest Receivable from Cash and Due from Banks	-	-
Accrued Interest Receivable from Investments Securities	4,822,934	6,353,517
Accrued Interest Receivable from Loan Portfolio	6,536,992	6,536,992
Commissions Receivable	387,812	387,812
Accrued Interest and Commissions Receivable from Other Accounts Receivable	-	-
(Allowance for Accrued Interest Receivable and other)	(77,082)	(77,082)
Investments in Subsidiaries, Affiliates and Branches	25,280,260	5,210,147
Investments in Subsidiaries and Affiliates	5,238,448	5,238,448
Investments in Branches	20,070,113	-
(Allowance for Investments in Subsidiaries, Affiliates and Branches)	(28,301)	(28,301)
Foreclosed Assets	6,978,381	6,978,381
Premises and Equipments	27,330,136	27,330,136
Other Assets	30,348,950	30,683,510
Total Assets	2,964,584,913	3,098,834,497

RECEIVED

Liabilities	Month Ended 01/31/2007 Venezuela Operations	Consolidated with Foreign Branches and Offices
Customers Deposit	2,194,431,389	2,328,638,662
Deposits in current accounts	1,271,847,840	1,334,486,562
Non-Interest Bearing Current Accounts	740,351,672	740,351,672
Interest Bearing Current Accounts	531,496,168	594,134,890
Other Demand Obligations	404,341,777	404,344,919
Money transaction table obligations	-	-
Savings Deposits	471,194,235	471,194,235
Time Deposits	5,291,000	5,875,960
Securities Issued by the Bank	-	-
Restricted Customer's Deposits	41,756,537	112,736,986
Warrants and participations on securities	-	-
Obligations with Banco Central de Venezuela	-	-
Deposits and Obligations with Banco Nacional de Ahorro y Prestamo	-	-
Other Borrowings	423,309,169	423,309,169
Obligations with Domestic Financial Institutions due in one year or less	21,423,567	21,423,567
Obligations with Domestic Financial Institutions due over one year	-	-
Obligations with Foreign Financial Institutions due in one year or less	400,784,483	400,784,483
Obligations with Foreign Financial Institutions due over one year	-	-
Obligations resulting from other borrowings due in one year or less	-	-
Obligations resulting from other borrowings due over one year	1,101,119	1,101,119
Other Financial Intermediation Obligations	7,604,078	7,604,078
Interest and Commissions Payable	778,773	782,172
Accrued Expenses for Customer's Deposits	728,940	732,339
Accrued Expenses for Obligations with Banco Central de Venezuela	-	-
Accrued Expenses for Deposits and Obligations with Banco Nacional de Ahorro y Prestamo	-	-
Accrued Expenses for Other Borrowings	48,517	48,517
Accrued Expenses for Other Financial Intermediation Obligations	1,316	1,316
Accrued Expenses for Obligations Convertible into Capital	-	-
Accrued Expenses for Subordinated Obligations	-	-
Accruals and Other Liabilities	101,642,366	101,681,278
Subordinated Obligations	-	-
Obligations Convertible into Capital	-	-
Total Liabilities	2,727,765,775	2,862,015,359
Operations	9,910,504	9,910,504

Stockholder's Equity	Month Ended 01/31/2007 Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	50,400,000	50,400,000
Paid-in Capital	50,400,000	50,400,000
Uncapitalized Equity Contributions	27,385,896	27,385,896
Capital Reserves	57,663,697	57,663,697
Adjustments to Stockholder's Equity	-	-
Retained Earnings	88,723,142	88,723,142
Unrealized Gain or Loss on available - for- sale securities	2,735,899	2,735,899
(Treasury Stock)	-	-
Total Stockholder's Equity	226,908,634	226,908,634
Total Liabilities and Stockholder's Equity	2,964,584,913	3,098,834,497
Debtor Accounts		
Contingent Debit Accounts	514,201,571	514,201,571
Trust Assets	692,578,252	692,578,252
Other Trusts	-	-
Debtor Accounts for other trusts charges (Resid. Real State Mutual Fund)	-	-
Other Debtor Accounts of the Residential Real Estate Mutual Fund	-	-
Other Debit Memorandum Accounts	3,569,234,658	3,569,235,237
Other Debit Registration Accounts	-	-
Complementary Information		
Transferred Investments	153,300,000	
Loans to Agricultural Sector	2,362,575	
Accumulated Loans to Agricultural Sector	123,242,218	
Deposits of Official Entities	5,404,383	
Micro Credits	38,060,335	
Loans to Tourism Sector in accordance to the legislation in force	24,526,298	
Mortgages in accordance to the Special Law on protection to the Mortgage Creditor	20,619,158	
Return on Assets	8.00%	

Trust Assets (details)

Type of Trust	Individuals	Corporate Entities	Central Administration	Public, State, Municipal and Central Administrations	Decentralized Entities and Other Entities with Special Regime	Total
Investment	1,423,735	11,210,507	0	0	0	12,634,242
Guaranty	0	20,456,433	0	0	0	20,456,433
Administration	1,604,453	657,193,281	147,600	71,938	470,305	659,487,577
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	3,028,188	688,860,221	147,600	71,938	470,305	692,578,252

Statement of Published Earnings for the Period From
January 01, 2007 - January 31, 2007 (in thousands of Bolivars)
Unofficial Convenience Translation

	Month Ended 01/31/2007	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	21,850,488	22,548,370
Cash and Due from Banks	1,688	3,264
Investments Securities	10,300,205	10,996,511
Loan Portfolio	11,240,520	11,240,520
Other Accounts Receivable	308,075	308,075
Investments in Subsidiaries, Affiliates and Branches	-	-
Main Office and Branches	-	-
Other	-	-
Financial Expenses	4,854,390	4,983,503
Customer's Deposit	4,768,538	4,897,522
Obligations with Banco Central de Venezuela	-	-
Depostis and Obligations with Banco Nacional de Ahorro y Prestamo	-	-
Other Borrowings	40,650	40,779
Other Financial Intermediation Obligations	34,705	34,705
Subordinated Obligations	-	-
Obligations Convertible into Capital	-	-
Main Office and Branches	-	-
Other	10,497	10,497
Gross Financial Margin	16,996,098	17,564,867
Income from Recovery of Financial Assets	400	400
Expenses for Uncollectible and Impaired Financial Assets	69,800	70,727
Uncollectible Loans and other Accounts Receivable	69,800	70,727
Allowances and Adjustments	-	-
Net Financial Margin	16,926,698	17,494,540
Other Operating Income	7,707,814	7,252,529
Other Operating Expenses	1,103,938	1,130,963
Finacial Intermediation Margin	23,530,574	23,616,106
Less - Operating Expenses	13,019,511	13,086,310
Personnel	7,326,994	7,332,570
General and Administrative	4,620,264	4,681,487
Contributions to Fondo de Garantia de Depósitos y Protección Bancaria	872,479	872,479
Contributions to Superintendencia de Bancos y Otras Instituciones Financieras	199,774	199,774
Gross Operative Margin	10,511,063	10,529,796
Income from Foreclosed Assets	112,093	112,093
Income from Special Programs	-	-
Miscellaneous Operating Income	826,085	829,976
Expenses for Foreclosed Assets	168,658	168,658
Expenses for Depreciation, Amortization and Impaired Miscellaneous Assets	5,003	5,003
Miscellaneous Operating Expenses	382,257	404,881
Net Operating Margin	10,893,323	10,893,323
Extraordinary Income	79,681	79,681
Extraordinary Expenses	62,500	62,500
Gross Income Before Income Taxes	10,910,504	10,910,504
Income Taxes	1,000,000	1,000,000
Net Income	9,910,504	9,910,504

Financial Ratios

1. Stockholder's Equity

1.1. $$\frac{\text{(Stockholder's Equity + Operations)}}{\text{Total Assets}} \times 100 = 7{,}99$$

1.2. $$\frac{\text{Non-Yielding Assets}}{\text{(Stockholders's' Equity + Operations)}} \times 100 = 340{,}59$$

2. Banking Solvency and Assets' Quality

2.1. $$\frac{\text{Allowance for Investment Securities}}{\text{Gross Loan Portfolio}} \times 100 = 1{,}41$$

2.2. $$\frac{\text{Gross Immobilized Portfolio}}{\text{Gross Loan Portfolio}} \times 100 = 0{,}31$$

3. Management

3.1. $$\frac{\text{(Personnel Expenses + Operating Expenses)}}{\text{Average Yielding Asset}} \times 100 = 6{,}56$$

3.2. $$\frac{\text{(Personnel Expenses + Operating Expenses)}}{\text{Financial Income}} \times 100 = 54{,}68$$

4. Profitability

4.1. $$\frac{\text{Net Income}}{\text{Average Asset}} \times 100 = 4{,}00$$

4.2. $$\frac{\text{Net Income}}{\text{Average Stockholder's' Equity}} \times 100 = 52{,}29$$

5. Liquidity

5.1. $$\frac{\text{Current Assets}}{\text{Deposits from the Public}} \times 100 = 33{,}14$$

5.2. $$\frac{\text{(Current Assets + Invetments in Negotiable Instruments)}}{\text{Customer's Deposits}} \times 100 = 86{,}55$$

Venezolano de Crédito, S.A. Banco Universal

Issued and Paid - in Capital
Bs. 52,416,000 - Reserves: Bs. 172,983,101
RIF: J-000029709

Unofficial Convenience Translation

Balance as of February 28, 2007 (In thousands of Bolivars)

	Month Ended 02/28/2007	
Assets	**Venezuela Operations**	**Consolidated with Foreign Branches and Offices**
Cash and Due from Banks	718,035,772	718,906,557
Cash	70,492,067	70,593,491
Banco Central de Venezuela	540,918,418	540,918,418
Domestic Banks and other Financial Institutions	-	-
Foreign Banks and Correspondents	22,895,192	23,535,631
Main Office and Branches	-	-
Clearing House Funds	83,730,095	83,859,017
(Allowances for cash and due from banks)	-	-
Investments in Financial Instruments	1,187,469,718	1,340,671,116
Placements in Banco Central de Venezuela and interbanking transactions	1,009,842,452	1,012,167,735
Trading Securities	-	-
Investments in Financial Instruments Available for Sale	1,777,266	1,817,395
Investments in Financial Instruments to be Collected at Maturity	2,300,000	149,355,071
Investments In Restricted Cash	173,550,000	177,330,915
Investments in Other Financial Instruments	-	-
(Allowance for investments in Financial Instruments)	-	-
Loan Portfolio	1,039,146,650	1,039,146,650
Current Loans	1,046,091,677	1,046,091,677
Restructured Loans	3,638,859	3,638,859
Past - due Loans	2,726,108	2,726,108
Loans in Litigation	1,147,692	1,147,692
(Allowance for loan portfolio)	(14,457,686)	(14,457,686)
Interest and Commissions Receivable	12,316,188	13,696,099
Accrued Interest Receivable from Cash and Due from Banks	-	-
Accrued Interest Receivable from Investments Securities	4,511,606	5,891,517
Accrued Interest Receivable from Loan Portfolio	7,171,499	7,171,499
Commissions Receivable	733,725	733,725
Accrued Interest and Commissions Receivable from Other Accounts Receivable	-	-
(Allowance for Accrued Interest Receivable and other)	(100,642)	(100,642)
Investments in Subsidiaries, Affiliates and Branches	25,726,851	5,211,798
Investments in Subsidiaries and Affiliates	5,240,099	5,240,099
Investments in Branches	20,515,053	-
(Allowance for Investments in Subsidiaries, Affiliates and Branches)	(28,301)	(28,301)
Foreclosed Assets	6,777,984	6,777,984
Premises and Equipments	26,966,606	26,966,606
Other Assets	32,186,180	32,549,208
Total Assets	3,048,625,949	3,183,926,018

Liabilities	Month Ended 02/28/2007 Venezuela Operations	Month Ended 02/28/2007 Consolidated with Foreign Branches and Offices
Customers Deposit	2,531,464,630	2,656,665,895
Deposits in checking accounts	1,561,211,159	1,626,025,177
Non-Interest Bearing Checking Accounts	902,567,379	902,567,379
Interest Bearing Checking Accounts	658,643,780	723,457,798
Other At-Sight Obligations	459,557,644	459,608,864
Money Desk Operations Obligations	-	-
Savings Deposits	462,813,956	462,813,956
Time Deposits	5,575,600	6,161,284
Securities Issued by the Bank	-	-
Restricted Customer's Deposits	42,306,271	112,056,614
Warrants and participations on securities	-	-
Obligations with Banco Central de Venezuela	-	-
Deposits and Obligations with Banco Nacional de Ahorro y Prestamo	-	-
Other Borrowings	154,567,980	154,604,005
Obligations with Domestic Financial Institutions due in one year or less	21,290,512	21,290,512
Obligations with Domestic Financial Institutions due over one year	-	-
Obligations with Foreign Financial Institutions due in one year or less	132,176,349	132,212,374
Obligations with Foreign Financial Institutions due over one year	-	-
Obligations resulting from other borrowings due in one year or less	-	-
Obligations resulting from other borrowings due over one year	1,101,119	1,101,119
Other Financial Intermediation Obligations	4,932,295	4,932,295
Interest and Commissions Payable	942,390	944,117
Accrued Expenses for Customer's Deposits	885,127	886,854
Accrued Expenses for Obligations with Banco Central de Venezuela	-	-
Accrued Expenses for Deposits and Obligations with Banco Nacional de Ahorro y Prestamo	-	-
Accrued Expenses for Other Borrowings	55,947	55,947
Accrued Expenses for Other Financial Intermediation Obligations	1,316	1,316
Accrued Expenses for Obligations Convertible into Capital	-	-
Accrued Expenses for Subordinated Obligations	-	-
Accruals and Other Liabilities	111,493,390	111,554,442
Subordinated Obligations	-	-
Obligations Convertible into Capital	-	-
Total Liabilities	2,803,400,685	2,938,700,754
Operations	19,826,163	19,826,163

Stockholder's Equity	Month Ended 02/28/2007 Venezuela Operations	Month Ended 02/28/2007 Consolidated with Foreign Branches and Offices
Capital Stock	52,416,000	52,416,000
Paid-in Capital	52,416,000	52,416,000
Uncapitalized Equity Contributions	27,385,896	27,385,896
Capital Reserves	57,663,697	57,663,697
Adjustments to Stockholder's Equity	-	-
Retained Earnings	86,686,982	86,686,982
Unrealized Gain or Loss on available - for- sale securities	1,246,526	1,246,526
(Treasury Stock)	-	-
Total Stockholder's Equity	225,399,101	225,399,101
Total Liabilities and Stockholder's Equity	3,048,625,949	3,183,926,018
Debtor Accounts		
Contingent Debtor Accounts	555,744,020	555,744,020
Trust Assets	704,151,437	704,151,437
Other Trusts	-	-
Debtor Accounts for other trusts charges (Resid. Real State Mutual Fund)	-	-
Other Debtor Accounts of the Residential Real Estate Mutual Fund	-	-
Other Debit Memorandum Accounts	3,391,016,738	3,391,017,452
Other Debit Registration Accounts	-	-
Complementary Information		
Transferred Investments	-	
Loans to Agricultural Sector	30,439,550	
Accumulated Loans to Agricultural Sector	147,269,638	
Deposits of Official Entities	7,204,011	
Micro Credits	38,816,560	
Loans to Tourism Sector in accordance to the legislation in force	24,518,348	
Mortgages in accordance to the Special Law on protection to the Mortgage Creditor	20,714,231	
Return on Assets	8.15%	

Trust Assets (details)

Type of Trust	Individuals	Corporate Entities	Central Administration	Public, State, Municipal and Central Administrations	Descentralized Entities and Other Entities with Special Regime	Total
Investment	1,422,210	10,865,513	0	0	0	12,287,723
Guaranty	0	21,790,028	0	0	0	21,790,028
Administration	1,608,527	667,771,997	148,326	72,294	472,542	670,073,686
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	3,030,737	700,427,538	148,326	72,294	472,542	704,151,437

Statement of Published Earnings for the Period From
January 01, 2007 - February 28, 2007 (in thousands of Bolivars)
Unofficial Convenience Translation

	Month Ended 02/28/2007	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	41,994,960	43,327,355
Cash and Due from Banks	2,089	14,922
Investments Securities	19,421,100	20,740,662
Loan Portfolio	21,856,674	21,856,674
Other Accounts Receivable	714,797	714,797
Investments in Subsidiaries, Affiliates and Branches	-	-
Main Office and Branches	-	-
Other	300	300
Financial Expenses	9,381,271	9,624,458
Customer's Deposit	9,185,278	9,428,304
Obligations with Banco Central de Venezuela	-	-
Deposits and Obligations with Banco Nacional de Ahorro y Prestamo	-	-
Other Borrowings	109,099	109,260
Other Financial Intermediation Obligations	56,586	56,586
Subordinated Obligations	-	-
Obligations Convertible into Capital	-	-
Main Office and Branches	-	-
Other	30,308	30,308
Gross Financial Margin	32,613,689	33,702,897
Income from Recovery of Financial Assets	1,900	1,900
Expenses for Uncollectible and Impaired Financial Assets	885,990	885,990
Uncollectible Loans and other Accounts Receivable	885,990	885,990
Allowances and Adjustments	-	-
Net Financial Margin	31,729,599	32,818,807
Other Operating Income	16,901,389	16,048,271
Other Operating Expenses	1,788,502	1,837,505
Finacial Intermediation Margin	46,842,486	47,029,573
Less - Operating Expenses	26,158,962	26,308,963
Personnel	14,859,217	14,885,038
General and Administrative	9,037,442	9,161,622
Contributions to Fondo de Garantia de Depósitos y Protección Bancaria	1,744,961	1,744,961
Contributions to Superintendencia de Bancos y Otras Instituciones Financieras	517,342	517,342
Gross Operative Margin	20,683,524	20,720,610
Income from Foreclosed Assets	322,532	322,532
Income from Special Programs	-	-
Miscellaneous Operating Income	1,630,428	1,635,771
Expenses for Foreclosed Assets	370,723	370,723
Expenses for Depreciation, Amortization and Impaired Miscellaneous Assets	10,007	10,007
Miscellaneous Operating Expenses	984,272	1,026,701
Net Operating Margin	21,271,482	21,271,482
Extraordinary Income	79,681	79,681
Extraordinary Expenses	125,000	125,000
Gross Income Before Income Taxes	21,226,163	21,226,163
Income Taxes	1,400,000	1,400,000
Net Income	19,826,163	19,826,163

Financial Ratios

1. Stockholder's Equity	**4. Profitability**
1.1. $\frac{\text{(Stockholder's Equity + Operations)}}{\text{Total Assets}} \times 100 = 8{,}04$	4.1. $\frac{\text{Net Income}}{\text{Average Asset}} \times 100 = 3{,}95$
1.2. $\frac{\text{Non-Yielding Assets}}{\text{(Stockholders's' Equity + Operations)}} \times 100 = 326{,}29$	4.2 $\frac{\text{Net Income}}{\text{Average Stockholder's' Equity}} \times 100 = 52{,}48$
2. Banking Solvency and Assets' Quality	**5. Liquidity**
2.1. $\frac{\text{Allowance for Investment Securities}}{\text{Gross Loan Portfolio}} \times 100 = 1{,}37$	5.1. $\frac{\text{Current Assets}}{\text{Deposits from the Public}} \times 100 = 28{,}36$
2.2. $\frac{\text{Gross Immobilized Portfolio}}{\text{Gross Loan Portfolio}} \times 100 = 0{,}37$	5.2. $\frac{\text{(Current Assets + Invetments in Negotiable Instruments)}}{\text{Customer's Deposits}} \times 100 = 75{,}27$
3. Management	
3.1. $\frac{\text{(Personnel Expenses + Operating Expenses)}}{\text{Average Yielding Asset}} \times 100 = 6{,}43$	
3.2. $\frac{\text{(Personnel Expenses + Operating Expenses)}}{\text{Financial Income}} \times 100 = 56{,}90$	

Venezolano de Crédito, S.A. Banco Universal

Issued and Paid - in Capital
Bs. 52,416,000 - Reserves: Bs. 172,345,317
RIF: J-000029709

Unofficial Convenience Translation

Balance as of March 31, 2007 (In thousands of Bolivars)

Assets	Month Ended 03/31/2007 Venezuela Operations	Consolidated with Foreign Branches and Offices
Cash and Due from Banks	769,141,732	770,344,090
Cash	53,172,791	53,274,216
Banco Central de Venezuela	517,453,933	517,453,933
Domestic Banks and other Financial Institutions	5	5
Foreign Banks and Correspondents	80,839,960	81,881,664
Main Office and Branches	-	-
Clearing House Funds	117,675,043	117,734,272
(Allowances for cash and due from banks)	-	-
Investments in Financial Instruments	1,086,232,640	1,244,806,293
Placements in Banco Central de Venezuela and interbanking transactions	946,991,122	951,317,302
Trading Securities	-	-
Investments in Financial Instruments Available for Sale	967,518	1,007,646
Investments in Financial Instruments to be Collected at Maturity	-	147,799,990
Investments In Restricted Cash	138,274,000	144,681,355
Investments in Other Financial Instruments	-	-
(Allowance for investments in Financial Instruments)	-	-
Loan Portfolio	1,109,844,091	1,109,844,091
Current Loans	1,118,361,291	1,118,361,291
Restructured Loans	3,533,358	3,533,358
Past - due Loans	2,073,456	2,073,456
Loans in Litigation	1,058,474	1,085,474
(Allowance for loan portfolio)	(15,182,488)	(15,182,488)
Interest and Commissions Receivable	13,941,971	15,106,271
Accrued Interest Receivable from Cash and Due from Banks	-	-
Accrued Interest Receivable from Investments Securities	4,616,695	5,780,995
Accrued Interest Receivable from Loan Portfolio	8,323,031	8,323,031
Commissions Receivable	1,106,367	1,106,367
Accrued Interest and Commissions Receivable from Other Accounts Receivable	-	-
(Allowance for Accrued Interest Receivable and other)	(104,122)	(104,122)
Investments in Subsidiaries, Affiliates and Branches	24,105,570	5,213,091
Investments in Subsidiaries and Affiliates	5,241,392	5,241,392
Investments in Branches	18,892,479	-
(Allowance for Investments in Subsidiaries, Affiliates and Branches)	(28,301)	(28,301)
Foreclosed Assets	6,577,587	6,577,587
Premises and Equipments	27,193,363	27,193,363
Other Assets	21,140,154	21,459,597
Total Assets	**3,058,177,108**	**3,203,544,383**

Liabilities	Month Ended 03/31/2007 Venezuela Operations	Consolidated with Foreign Branches and Offices
Customers Deposit	2,251,870,642	2,394,144,901
Deposits in checking accounts	1,278,791,009	1,348,212,771
Non-Interest Bearing Checking Accounts	767,921,391	767,921,391
Interest Bearing Checking Accounts	510,869,618	580,291,380
Other At-Sight Obligations	482,594,416	432,624,920
Money Desk Operations Obligations	-	-
Savings Deposits	441,340,437	441,340,437
Time Deposits	5,369,000	6,071,710
Securities Issued by the Bank	-	-
Restricted Customer's Deposits	43,775,780	115,895,063
Warrants and participations on securities	-	-
Obligations with Banco Central de Venezuela	-	-
Deposits and Obligations with Banco Nacional de Ahorro y Prestamo	-	-
Other Borrowings	387,063,659	387,063,659
Obligations with Domestic Financial Institutions due in one year or less	22,768,384	22,768,384
Obligations with Domestic Financial Institutions due over one year	-	-
Obligations with Foreign Financial Institutions due in one year or less	363,194,156	363,194,156
Obligations with Foreign Financial Institutions due over one year	-	-
Obligations resulting from other borrowings due in one year or less	-	-
Obligations resulting from other borrowings due over one year	1,101,119	1,101,119
Other Financial Intermediation Obligations	3,754,761	3,754,761
Interest and Commissions Payable	924,407	926,733
Accrued Expenses for Customer's Deposits	858,694	861,020
Accrued Expenses for Obligations with Banco Central de Venezuela	-	-
Accrued Expenses for Deposits and Obligations with Banco Nacional de Ahorro y Prestamo	-	-
Accrued Expenses for Other Borrowings	64,397	64,397
Accrued Expenses for Other Financial Intermediation Obligations	1,316	1,316
Accrued Expenses for Obligations Convertible into Capital	-	-
Accrued Expenses for Subordinated Obligations	-	-
Accruals and Other Liabilities	159,672,701	159,763,391
Subordinated Obligations	-	-
Obligations Convertible into Capital	-	-
Total Liabilities	2,803,286,170	2,945,653,445
Operations	30,129,621	30,129,621

Stockholder's Equity	Month Ended 03/31/2007 Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	52,416,000	52,416,000
Paid-in Capital	52,416,000	52,416,000
Uncapitalized Equity Contributions	27,385,896	27,385,896
Capital Reserves	57,663,697	57,663,697
Adjustments to Stockholder's Equity	-	-
Retained Earnings	86,686,982	86,686,982
Unrealized Gain or Loss on available - for- sale securities	608,742	608,742
(Treasury Stock)	-	-
Total Stockholder's Equity	224,761,317	224,761,317
Total Liabilities and Stockholder's Equity	3,058,177,108	3,200,544,383
Debtor Accounts		
Contingent Debtor Accounts	556,545,620	555,545,620
Trust Assets	705,300,550	705,300,550
Other Trusts	-	-
Debtor Accounts for other trusts charges (Resid. Real State Mutual Fund)	-	-
Other Debtor Accounts of the Residential Real Estate Mutual Fund	-	-
Other Debit Memorandum Accounts	3,721,917,278	3,721,917,858
Other Debit Registration Accounts	-	-
Complementary Information		
Transferred Investments	184,756,000	
Loans to Agricultural Sector	6,994,476	
Accumulated Loans to Agricultural Sector	150,485,920	
Deposits of Official Entities	5,943,288	
Micro Credits	40,154,360	
Loans to Tourism Sector in accordance to the legislation in force	25,096,666	
Mortgages in accordance to the Special Law on protection to the Mortgage Creditor	21,542,067	
Return on Assets	8.32%	

Trust Assets (details)

Type of Trust	Individuals	Corporate Entities	Central Administration	Public, State, Municipal and Central Administrations	Decentralized Entities and Other Entities with Special Regime	Total
Investment	1,444,210	11,138,950	0	0	0	12,583,160
Guaranty	0	19,577,897	0	0	0	19,577,897
Administration	1,541,833	670,900,780	149,131	72,689	475,060	673,139,493
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	2,986,043	701,617,627	149,131	72,689	475,060	705,300,550

Statement of Published Earnings for the Period From
January 01, 2007 - March 31, 2007 (in thousands of Bolivars)
Unofficial Convenience Translation

	03 Months Ended 03/31/2007	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	65,088,697	67,123,834
Cash and Due from Banks	2,480	22,314
Investments Securities	30,014,573	32,029,876
Loan Portfolio	33,931,503	33,931,503
Other Accounts Receivable	1,139,841	1,139,841
Investments in Subsidiaries, Affiliates and Branches	-	-
Main Office and Branches	-	-
Other	300	300
Financial Expenses	14,124,046	14,495,528
Customer's Deposit	13,767,298	14,138,548
Obligations with Banco Central de Venezuela	-	-
Deposits and Obligations with Banco Nacional de Ahorro y Prestamo	-	-
Other Borrowings	212,276	212,508
Other Financial Intermediation Obligations	94,430	94,430
Subordinated Obligations	-	-
Obligations Convertible into Capital	-	-
Main Office and Branches	-	-
Other	50,042	50,042
Gross Financial Margin	50,964,651	52,628,306
Income from Recovery of Financial Assets	2,300	2,300
Expenses for Uncollectible and Impaired Financial Assets	1,985,924	1,985,924
Uncollectible Loans and other Accounts Receivable	1,985,924	1,985,924
Allowances and Adjustments	-	-
Net Financial Margin	48,981,027	50,644,682
Other Operating Income	26,492,558	25,168,719
Other Operating Expenses	2,442,815	2,514,530
Finacial Intermediation Margin	73,030,770	73,298,871
Less - Operating Expenses	39,437,256	39,650,887
Personnel	22,271,694	22,309,461
General and Administrative	13,772,108	13,947,972
Contributions to Fondo de Garantía de Depósitos y Protección Bancaria	2,617,442	2,617,442
Contributions to Superintendencia de Bancos y Otras Instituciones Financieras	776,012	776,012
Gross Operative Margin	33,593,514	33,647,984
Income from Foreclosed Assets	751,735	751,735
Income from Special Programs	-	-
Miscellaneous Operating Income	2,510,519	2,515,861
Expenses for Foreclosed Assets	580,195	580,195
Expenses for Depreciation, Amortization and Impaired Miscellaneous Assets	15,010	15,010
Miscellaneous Operating Expenses	1,607,712	1,667,524
Net Operating Margin	34,652,851	34,652,851
Extraordinary Income	194,270	194,270
Extraordinary Expenses	187,500	187,500
Gross Income Before Income Taxes	34,659,621	34,659,621
Income Taxes	4,530,000	4,530,000
Net Income	30,129,621	30,129,621

Financial Ratios

1. Stockholder's Equity	**4. Profitability**
1.1. $\frac{\text{(Stockholder's Equity + Operations)}}{\text{Total Assets}}$ x 100 = 8,33	4.1. $\frac{\text{Net Income}}{\text{Average Asset}}$ x 100 = 4,00
1.2. $\frac{\text{Non-Yielding Assets}}{\text{(Stockholders's' Equity + Operations)}}$ x 100 = 318,93	4.2. $\frac{\text{Net Income}}{\text{Average Stockholder's' Equity}}$ x 100 = 53,27
2. Banking Solvency and Assets' Quality	**5. Liquidity**
2.1. $\frac{\text{Allowance for Investment Securities}}{\text{Gross Loan Portfolio}}$ x 100 = 1,35	5.1. $\frac{\text{Current Assets}}{\text{Deposits from the Public}}$ x 100 = 34,16
2.2. $\frac{\text{Gross Immobilized Portfolio}}{\text{Gross Loan Portfolio}}$ x 100 = 0,28	5.2. $\frac{\text{(Current Assets + Invetments in Negotiable Instruments)}}{\text{Customer's Deposits}}$ x 100 = 76,25
3. Management	
3.1. $\frac{\text{(Personnel Expenses + Operating Expenses)}}{\text{Average Yielding Asset}}$ x 100 = 6,41	
3.2. $\frac{\text{(Personnel Expenses + Operating Expenses)}}{\text{Financial Income}}$ x 100 = 55,38	

Venezolano de Crédito, S.A. Banco Universal

Issued and Paid - in Capital
Bs. 52,416,000 - Reserves: Bs. 172,258,798
RIF: J-000029709

Unofficial Convenience Translation
Balance as of April 30, 2007 (In thousands of Bolivars)

Assets	Month Ended 04/30/2007 Venezuela Operations	Consolidated with Foreign Branches and Offices
Cash and Due from Banks	855,749,149	857,137,396
Cash	82,748,443	82,849,868
Banco Central de Venezuela	644,012,466	644,012,466
Domestic Banks and other Financial Institutions	2,181	2,181
Foreign Banks and Correspondents	19,008,487	20,159,168
Main Office and Branches	-	-
Clearing House Funds	109,977,572	110,113,713
(Allowances for cash and due from banks)	-	-
Investments in Financial Instruments	1,133,438,556	1,294,723,428
Placements in Banco Central de Venezuela and interbanking transactions	740,891,043	743,261,309
Trading Securities	-	-
Investments in Financial Instruments Available for Sale	858,513	898,641
Investments in Financial Instruments to be Collected at Maturity	-	152,449,225
Investments In Restricted Cash	391,689,000	398,114,253
Investments in Other Financial Instruments	-	-
(Allowance for investments in Financial Instruments)	-	-
Loan Portfolio	1,251,591,710	1,251,591,710
Current Loans	1,261,032,685	1,261,032,685
Restructured Loans	3,368,740	3,368,740
Past - due Loans	2,674,719	2,674,719
Loans in Litigation	998,889	998,889
(Allowance for loan portfolio)	(16,483,323)	(16,483,323)
Interest and Commissions Receivable	14,857,125	16,191,112
Accrued Interest Receivable from Cash and Due from Banks	-	-
Accrued Interest Receivable from Investments Securities	3,667,534	5,001,521
Accrued Interest Receivable from Loan Portfolio	9,842,949	9,842,949
Commissions Receivable	1,472,212	1,472,212
Accrued Interest and Commissions Receivable from Other Accounts Receivable	-	-
(Allowance for Accrued Interest Receivable and other)	(125,570)	(125,570)
Investments in Subsidiaries, Affiliates and Branches	24,629,000	5,217,196
Investments in Subsidiaries and Affiliates	5,245,497	5,245,497
Investments in Branches	19,411,804	-
(Allowance for Investments in Subsidiaries, Affiliates and Branches)	(28,301)	(28,301)
Foreclosed Assets	6,370,451	6,370,451
Premises and Equipments	26,824,283	25,824,283
Other Assets	26,869,478	27,155,312
Total Assets	3,340,329,752	3,485,210,888

Liabilities	Month Ended 04/30/2007 Venezuela Operations	Consolidated with Foreign Branches and Offices
Customers Deposit	2,185,217,446	2,329,964,412
Deposits in checking accounts	1,353,938,211	1,425,292,946
Non-Interest Bearing Checking Accounts	818,196,511	818,196,511
Interest Bearing Checking Accounts	535,741,700	607,096,435
Other At-Sight Obligations	351,126,090	351,228,520
Money Desk Operations Obligations	-	-
Savings Deposits	428,372,875	428,372,875
Time Deposits	5,424,000	6,127,556
Securities Issued by the Bank	-	-
Restricted Customer's Deposits	46,356,270	118,942,515
Warrants and participations on securities	-	-
Obligations with Banco Central de Venezuela	-	-
Deposits and Obligations with Banco Nacional de Ahorro y Prestamo	-	-
Other Borrowings	740,669,953	740,669,953
Obligations with Domestic Financial Institutions due in one year or less	30,366,174	30,366,174
Obligations with Domestic Financial Institutions due over one year	-	-
Obligations with Foreign Financial Institutions due in one year or less	709,227,791	709,227,791
Obligations with Foreign Financial Institutions due over one year	-	-
Obligations resulting from other borrowings due in one year or less	-	-
Obligations resulting from other borrowings due over one year	1,075,988	1,075,988
Other Financial Intermediation Obligations	6,823,707	6,823,707
Interest and Commissions Payable	716,578	719,941
Accrued Expenses for Customer's Deposits	696,551	699,914
Accrued Expenses for Obligations with Banco Central de Venezuela	-	-
Accrued Expenses for Deposits and Obligations with Banco Nacional de Ahorro y Prestamo	-	-
Accrued Expenses for Other Borrowings	18,711	18,711
Accrued Expenses for Other Financial Intermediation Obligations	1,316	1,316
Accrued Expenses for Obligations Convertible into Capital	-	-
Accrued Expenses for Subordinated Obligations	-	-
Accruals and Other Liabilities	143,035,699	143,166,506
Subordinated Obligations	-	-
Obligations Convertible into Capital	-	-
Total Liabilities	3,076,463,383	3,221,344,519
Operations	39,191,571	39,191,571

Stockholder's Equity	Month Ended 04/30/2007 Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	52,416,000	52,416,000
Paid-in Capital	52,416,000	52,416,000
Uncapitalized Equity Contributions	27,385,896	27,385,896
Capital Reserves	57,663,697	57,663,697
Adjustments to Stockholder's Equity	-	-
Retained Earnings	86,686,982	86,686,982
Unrealized Gain or Loss on available - for- sale securities	522,223	522,223
(Treasury Stock)	-	-
Total Stockholder's Equity	224,674,798	224,674,798
Total Liabilities and Stockholder's Equity	3,340,329,752	3,485,210,888
Debtor Accounts		
Contingent Debtor Accounts	805,515,182	805,515,182
Trust Assets	713,514,863	713,514,863
Other Trusts	-	-
Debtor Accounts for other trusts charges (Resid. Real State Mutual Fund)	-	-
Other Debtor Accounts of the Residential Real Estate Mutual Fund	-	-
Other Debit Memorandum Accounts	4,020,691,903	4,020,692,627
Other Debit Registration Accounts	-	-
Complementary Information		
Transferred Investments	225,797,799	
Loans to Agricultural Sector	17,174,639	
Accumulated Loans to Agricultural Sector	158,426,233	
Deposits of Official Entities	8,211,935	
Micro Credits	39,738,653	
Loans to Tourism Sector in accordance to the legislation in force	26,474,747	
Mortgages in accordance to the Special Law on protection to the Mortgage Creditor	21,780,695	
Return on Assets	8.53%	

Trust Assets (details)

Type of Trust	Individuals	Corporate Entities	Central Administration	Public, State, Municipal and Central Administrations	Descentralized Entities and Other Entities with Special Regime	Total
Investment	1,447,418	11,228,732	0	0	0	12,676,150
Guaranty	0	17,713,425	0	0	0	17,713,425
Administration	1,538,885	680,886,046	149,861	73,053	477,443	683,125,288
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	2,986,303	709,828,203	149,861	73,053	477,443	713,514,863

Statement of Published Earnings for the Period From

January 01, 2007 - April 30, 2007 (in thousands of Bolivars)

Unofficial Convenience Translation

	04 Months Ended 04/30/2007	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	88,222,257	90,962,771
Cash and Due from Banks	2,981	30,603
Investments Securities	39,400,001	42,112,893
Loan Portfolio	47,536,364	47,536,364
Other Accounts Receivable	1,282,611	1,282,611
Investments in Subsidiaries, Affiliates and Branches	-	-
Main Office and Branches	-	-
Other	300	300
Financial Expenses	18,194,410	18,694,091
Customer's Deposit	17,795,847	18,295,292
Obligations with Banco Central de Venezuela	-	-
Deposits and Obligations with Banco Nacional de Ahorro y Prestamo	-	-
Other Borrowings	233,946	234,182
Other Financial Intermediation Obligations	105,304	105,304
Subordinated Obligations	-	-
Obligations Convertible into Capital	-	-
Main Office and Branches	-	-
Other	59,313	59,313
Gross Financial Margin	70,027,847	72,268,680
Income from Recovery of Financial Assets	4,231	4,231
Expenses for Uncollectible and Impaired Financial Assets	3,308,207	3,308,207
Uncollectible Loans and other Accounts Receivable	3,308,207	3,308,207
Allowances and Adjustments	-	-
Net Financial Margin	66,723,871	68,964,704
Other Operating Income	33,933,410	32,146,155
Other Operating Expenses	3,274,478	3,384,702
Finacial Intermediation Margin	97,382,803	97,726,157
Less - Operating Expenses	52,437,146	52,700,470
Personnel	29,323,230	29,361,854
General and Administrative	18,589,310	18,814,010
Contributions to Fondo de Garantía de Depósitos y Protección Bancaria	3,489,923	3,489,923
Contributions to Superintendencia de Bancos y Otras Instituciones Financieras	1,034,683	1,034,683
Gross Operative Margin	44,945,657	45,025,687
Income from Foreclosed Assets	1,220,955	1,220,955
Income from Special Programs	-	-
Miscellaneous Operating Income	3,437,134	3,443,838
Expenses for Foreclosed Assets	793,826	793,826
Expenses for Depreciation, Amortization and Impaired Miscellaneous Assets	27,550	27,550
Miscellaneous Operating Expenses	1,995,069	2,081,803
Net Operating Margin	46,787,301	46,787,301
Extraordinary Income	194,270	194,270
Extraordinary Expenses	260,000	260,000
Gross Income Before Income Taxes	46,721,571	46,721,571
Income Taxes	7,530,000	7,530,000
Net Income	39,191,571	39,191,571

Financial Ratios

1. Stockholder's Equity	4. Profitability
1.1. $\frac{\text{(Stockholder's Equity + Operations)}}{\text{Total Assets}} \times 100 = 7{,}90$	4.1. $\frac{\text{Net Income}}{\text{Average Asset}} \times 100 = 3{,}72$
1.2. $\frac{\text{Non-Yielding Assets}}{\text{(Stockholders's' Equity + Operations)}} \times 100 = 354{,}10$	4.2. $\frac{\text{Net Income}}{\text{Average Stockholder's' Equity}} \times 100 = 51{,}95$
2. Banking Solvency and Assets' Quality	**5. Liquidity**
2.1. $\frac{\text{Allowance for Investment Securities}}{\text{Gross Loan Portfolio}} \times 100 = 1{,}30$	5.1. $\frac{\text{Current Assets}}{\text{Deposits from the Public}} \times 100 = 39{,}16$
2.2. $\frac{\text{Gross Immobilized Portfolio}}{\text{Gross Loan Portfolio}} \times 100 = 0{,}29$	5.2. $\frac{\text{(Current Assets + Invetments in Negotiable Instruments)}}{\text{Customer's Deposits}} \times 100 = 91{,}03$
3. Management	
3.1. $\frac{\text{(Personnel Expenses + Operating Expenses)}}{\text{Average Yielding Asset}} \times 100 = 6{,}23$	
3.2. $\frac{\text{(Personnel Expenses + Operating Expenses)}}{\text{Financial Income}} \times 100 = 54{,}31$	

(3)

Summary Translation of Minutes of the March 01, 2007
Ordinary Shareholders Meeting

The resolutions adopted during the March 01, 2007 Ordinary Shareholders Meeting are summarized as follow:

1. The approval of the Financial Statements for December 31, 2006, based on the reports prepared by the Board of Directors and by the Bank's External Auditors and corresponding Commissaries' Report.

2. Received of the Supervision of Banks and Other Financial Institutions, Office no. SBIF-DSB-II-GGI-G15-02924, by means of which order to the Bank "to defer the second point to discuss in the referred Meeting, until as much emit the respective uprisings on the part of this being Supervisor".

3. The re-election of Jose Manuel Velutini as Board of Director's Principal and of the Management Committee and Jose Grasso Vecchio as the Board of Directors Substitute Member and the Management Committee, Ramon Abascal Alvarez as Board of Director's Principal and Luisa Urbano Berrizbeitia as Substitute Member of the Board of Directors.

4. Re-election of Aura Elena Aguero and Herman Jost as Principals Commissaries Maigualida Cisneros and Adriana Rojo as Substitute Commissaries. It was approved that the fee paid each semester to the Bank's Princiapl Statutory Auditors it will be VEB. 1,000,000.00

5. The approval of the capital increase to VEB. 69.888.000.000,00 through the issuance of 34.994,00 new common shares, with a nominal value of VEB. 500,00 each, after giving effect to such increase. This increase will be distributed as an extraordinary dividend to shareholders, on new shares for the three shares owned.

Summary Translation of Press Release
Date: December 08, 2006

The Bank gives public notice of Ordinary Dividend No. 659 for the amount of VEB. 10.00 per Share, payable after December 22, 2006 to those shareholders registered at December 18, 2006.

Summary Translation of Press Release
Date: February 06, 2007

The Bank gives public notice of Extraordinary Dividend No. 123 for the amount of VEB. 0.20 per Share, payable after February 21, 2007 to those shareholders registered at February 13, 2007.

Summary Translation of Press Release
Date: February 06, 2007

The Bank gives public notice of Increase of Capital the One (1) share per each twenty-five shares held, payable after February 21, 2007 to those shareholders registered at February 13, 2007.

The shareholder will be given a term of 5 continuous days, staring the day of Effective Record Date of Benefits (from February 22, 2007 to February 26, 2007) to negotiate between them the resulting of shares fractions, if any, expired this term, the bank could offer in sale on behalf of the shareholders to other shareholders at market value, this is the average value of the trades of shares of the Bank in the Caracas Stock Exchange the last 2 days in which trades with shares of the Bank are carried out, all those rights that have not been negotiated by the owners during 5 days after the term indicted above. Fractions no negotiated will be bought by Vencred, S.A. at the market value.

Summary Translation of Press Release
Date: February 14, 2007
Publications: "El Universal" and "El Nacional"

Shareholders are notified of Ordinary Shareholders Meeting to be held on March 01, 2007 and of the following matters to be decided at such meeting:

1. To inform on the accounts of Venezolano de Crédito, S.A., Banco Universal corresponding to the second half of 2006, to be presented by the Board of Directors on the basis of the report submitted by the Executive Committee and to discuss, approve or modify the Financial Statements as of December 31, 2006, together with the external auditors' and the Commissaries' reports.

2. To consider and to resolve on the cash dividend distribution, as stated in ordinal XIII- article 20 of the Articles of Incorporation and Bylaws of the bank and, in accordance with letter I-article 34- and ordinal II-article 42,in order to comply with article 115 of the Capital Markets Law.

3. To consider and to resolve on the provisions of Section B of Article 34 of the Articles of Incorporation and Bylaws of the Bank, in agreement with Articles 11, 12 and 13 thereof, with regard to the appointment of the members of the Board of Directors and the Executive Committee.

4. To consider and to resolve on the provisions of Section H of Article 34 of the Articles of Incorporation and Bylaws of the Bank, in agreement with Articles 45 and 46 thereof and pursuant to the provisions of the Capital Markets Law, currently in force, regarding the appointment and remuneration of the Examiners.

5. To consider and to resolve on increasing the Issued and Paid-up share capital of the Bank in Bs. 17.472.000.000,00 to reach Bs. 69.888.000.000,00, by distributing new shares through an stock dividend and subsequently amending Article 4 of the Articles of Incorporation and Bylaws of the Bank

END